Exhibit (a)(1)(A)

237 PARK AVENUE
NEW YORK, NEW YORK 10017

OFFER TO EXCHANGE
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
FOR
SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON SEPTEMBER 10, 2009, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND
TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
TENDERS MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION
DATE.

Revlon, Inc., a Delaware corporation (together with its subsidiaries, “Revlon,” “we,” “us,” “our” or the “Company”), is offering to exchange its Class A common stock, par value $0.01 per share (the “Class A Common Stock”), for shares of newly-issued Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), on the terms and subject to the conditions set forth in this Offer to Exchange and in the accompanying letter of transmittal (the “Letter of Transmittal”). For each share of Class A Common Stock, we are offering to exchange one share of Series A Preferred Stock. We refer to this offer, on the terms and subject to the conditions set forth in this Offer to Exchange, as the “Exchange Offer.”

The Exchange Offer is subject to the conditions discussed under “Terms of the Exchange Offer — Conditions to the Exchange Offer” on page 63, including the non-waivable condition that at least 10,117,669 shares of Class A Common Stock (representing a majority of the Class A Common Stock not beneficially owned by MacAndrews & Forbes Holdings Inc. and its affiliates (collectively, “MacAndrews & Forbes”)) are tendered.

The Exchange Offer will expire at 5:00 p.m., New York City time, on September 10, 2009, unless the offer is extended. You may withdraw tendered Class A Common Stock at any time prior to the Expiration Date.

Each share of Series A Preferred Stock will have a liquidation preference of $3.71, will be entitled to receive a 12.75% annual dividend payable quarterly in cash and will be mandatorily redeemed after four years. If Revlon engages in one of certain specified change of control transactions within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend, capped at an amount that would provide aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock), as described in the section entitled “Description of Series A Preferred Stock — Dividend Rights.” If Revlon does not engage in such a change of control transaction within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend of $1.50 per share out of funds lawfully available therefor. In addition, prior to the second anniversary of the issuance of the Series A Preferred Stock, each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into a new series of preferred stock (the “Series B Preferred Stock”) in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock. Each share of Series A Preferred Stock will have the same voting rights as a share of Class A Common Stock, except with respect to certain mergers. A copy of the Certificate of Designation for the Series A Preferred Stock, which includes all of the terms of the Series A Preferred Stock, is included as Annex A to this Offer to Exchange. Please see the section entitled “Material Differences Between Class A Common Stock and Series A Preferred Stock,” for a more complete description of the differences between the Class A Common Stock and the Series A Preferred Stock.

Upon the consummation of the Exchange Offer, (1) MacAndrews & Forbes will contribute to Revlon $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan Agreement (which we refer to as the “Senior Subordinated Term Loan”) between MacAndrews & Forbes and Revlon Consumer Products Corporation, Revlon’s wholly owned operating subsidiary (“RCPC”), for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan, (2) the maturity date of the Senior Subordinated Term Loan will be extended from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer, and the interest rate will be changed from 11% to 12.75% per annum (we refer to this as the “Senior Subordinated Term Loan Amendment”), and (3) Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer.

As of July 31, 2009, 48,443,072 shares of Class A Common Stock and 3,125,000 shares of our Class B Common Stock were issued and outstanding, and all calculations of percentage ownership in this Offer to Exchange are based on such numbers of outstanding shares. The Class A Common Stock is traded on the New York Stock Exchange (which we refer to as the “NYSE”) under the symbol “REV.” We do not intend to list the Series A Preferred Stock on any securities exchange. Fidelity (as hereinafter defined), the largest of Revlon’s unaffiliated stockholders through its beneficial ownership of approximately 15.9% of Revlon Class A Common Stock, has indicated to MacAndrews & Forbes that, although no investment decision to participate in the Exchange Offer has been made by Fidelity on behalf of itself or its funds and accounts and an investment decision would be subject to its review of SEC filings disclosing the Exchange Offer, Fidelity would view the Exchange Offer as an attractive potential investment opportunity, provided it meets the investment needs of Fidelity and its funds and accounts. MacAndrews & Forbes has advised that the terms of the Series A Preferred Stock are consistent with terms described to Fidelity, as further detailed in the section entitled “Special Factors — Background of the Transactions.”

You should consider carefully the Risk Factors beginning on page 18 of this Offer to Exchange and the Special Factors beginning on page 20 of this Offer to Exchange before you decide whether to participate in the Exchange Offer. Our Board of Directors has authorized us to make the Exchange Offer and has determined that the Exchange Offer is fair to the Company and Revlon’s unaffiliated stockholders. However, neither our Board of Directors nor any other person is making any recommendation as to whether you should choose to exchange your Class A Common Stock for Series A Preferred Stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS OFFER TO EXCHANGE IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE EXCHANGE OFFER, PASSED UPON THE MERITS OR FAIRNESS OF THE EXCHANGE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

New York, New York
August 10, 2009

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We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended, which we refer to herein as the “Securities Act,” to exempt the Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer.

No dealer, salesman or other person has been authorized to give any information or to make any representations with respect to the matters described in this Offer to Exchange, other than those contained in, or incorporated by reference into, this Offer to Exchange. If given or made, such information or representations may not be relied upon as having been authorized by us.

This Offer to Exchange is submitted to holders for informational use solely in connection with their consideration of the Exchange Offer. Its use for any other purpose is not authorized. The Offer to Exchange may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents be disclosed to anyone other than the holder to whom it is submitted.

In making an investment decision, holders must rely on their own examination of us and the terms of the Exchange Offer, including the merits and risks involved. The information contained in this Offer to Exchange is correct in all material respects as of the date hereof and neither the delivery of this Offer to Exchange nor the consummation of the Exchange Offer will create the implication that the information contained herein is correct at any time after the date hereof. Our business, financial condition, results of operations and prospects may change after that date. No representation is made to any holder regarding the legality of an investment in the Series A Preferred Stock under any applicable legal investment or similar laws or regulations. The contents of this Offer to Exchange are not to be construed as legal, financial or tax advice. Holders should consult their own attorneys, financial advisors or tax advisors as to legal, financial or tax advice with respect to the Exchange Offer.

Questions regarding the Exchange Offer, requests for assistance in tendering your Class A Common Stock or requests for additional copies of this Offer to Exchange circular or the letter of transmittal should be directed to D.F. King & Co., Inc., the information agent for the Exchange Offer, toll-free at (800) 949-2583. Holders of Class A Common Stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Exchange Offer.

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SUMMARY TERM SHEET

Revlon is offering to exchange its outstanding shares of Class A common stock, par value $0.01 per share (which we refer to as the “Class A Common Stock”), for newly-issued shares of its Series A preferred stock, par value $0.01 per share (which we refer to as the “Series A Preferred Stock”), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Exchange and the accompanying Letter of Transmittal. This Summary Term Sheet highlights selected information contained in this Offer to Exchange and may not contain all of the information that is important to you. You are urged to read this entire Offer to Exchange carefully, including the Annexes. In addition, we incorporate by reference important business and financial information about us into this Offer to Exchange. You may obtain the information incorporated by reference into this Offer to Exchange without charge by following the instructions in the section entitled “Documents Incorporated by Reference.” In this Offer to Exchange, the terms “we,” “us,” “our,” “Revlon” and the “Company” refer to Revlon, Inc. We refer to MacAndrews & Forbes Holdings Inc. and certain of its affiliates (other than Revlon) collectively as “MacAndrews & Forbes.” We refer to the stockholders of Revlon, other than MacAndrews & Forbes, and its affiliates, as “Revlon’s unaffiliated stockholders.”

About Revlon	Revlon conducts its business exclusively through its direct wholly-owned operating subsidiary, RCPC and its subsidiaries. Revlon, Inc. is a direct and indirect majority-owned subsidiary of MacAndrews & Forbes Holdings Inc., a corporation wholly-owned by Ronald O. Perelman.

The Company’s vision is to provide glamour, excitement and innovation to consumers through high-quality products at affordable prices. The Company operates in a single segment and manufactures, markets and sells an extensive array of cosmetics, women’s hair color, beauty tools, fragrances, skincare, anti-perspirants/deodorants and other beauty care products. The Company is one of the world’s leading cosmetics companies in the mass retail channel (as hereinafter defined). The Company believes that its global brand name recognition, product quality and marketing experience have enabled it to create one of the strongest consumer brand franchises in the world.

The Company’s products are sold worldwide and marketed under such brand names as Revlon, including the Revlon ColorStay, Revlon Super Lustrous and Revlon Age Defying franchises, as well as the Almay brand, including the Almay Intense i-Color and Almay Smart Shade franchises, in cosmetics; Revlon ColorSilk women’s hair color; Revlon in beauty tools; Charlie and Jean Naté fragrances; Ultima II and Gatineau in skincare; and Mitchum anti-perspirants/deodorants.

The Company’s principal customers include large mass volume retailers, chain drug stores and food stores (collectively, the “mass retail channel”) in the U.S., as well as certain department stores and other specialty stores, such as perfumeries, outside the U.S. The Company also sells beauty products to U.S. military exchanges and commissaries and has a licensing business pursuant to which the Company licenses certain of its key brand names to third parties for the manufacture and sale of complementary beauty-related products and accessories in exchange for royalties.

The Company was founded by Charles Revson, who revolutionized the cosmetics industry by introducing nail enamels matched to lipsticks in fashion colors over 75 years ago. Today, the Company has leading positions in a number of its principal product categories in the U.S. mass retail channel, including color cosmetics (face, lip, eye and nail categories), women’s hair color, beauty tools and anti-perspirants/deodorants. The Company also has leading positions in several product categories in certain foreign countries, including Australia, Canada and South Africa.

Revlon is a Delaware corporation whose principal executive office is located at 237 Park Avenue, New York, New York 10017, and its phone number is 212-527-4000.

Purpose of the Exchange Offer	The purpose of the Exchange Offer is to allow our stockholders the opportunity to exchange their shares of Class A Common Stock, par value $0.01 per share, for newly-issued shares of our Series A Preferred Stock, par value $0.01 per share. The principal reason for the Exchange Offer is to extend the maturity date of the Senior Subordinated Term Loan from MacAndrews & Forbes to give the Company additional time to refinance the Senior Subordinated Term Loan. In addition, the Exchange Offer provides Revlon’s unaffiliated stockholders the opportunity to acquire a senior, dividend paying security that may have characteristics that are more aligned with their risk profile and investment strategy. For a detailed description of the purpose of the Exchange Offer, see “Special Factors — Purpose of and Reasons for the Exchange Offer” below. For a detailed description of differences between the Class A Common Stock and the Series A Preferred, see “Material Differences Between Class A Common Stock and Series A Preferred Stock” below.

Terms of the Exchange Offer	For each share of Class A Common Stock tendered, we are offering to exchange one share of Series A Preferred Stock.

In addition, pursuant to the Contribution and Stockholder Agreement that MacAndrews & Forbes entered into with Revlon (which we refer to as the “Contribution and Stockholder Agreement”), MacAndrews & Forbes has agreed to enter into the Senior Subordinated Term Loan Amendment and to contribute $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan, and Revlon has agreed to issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer.

We expect that quarterly dividends on our Series A Preferred Stock and Series B Preferred Stock will be funded by interest received by us from RCPC on the portion of the Senior Subordinated Term Loan Agreement that is contributed to us by MacAndrews & Forbes.

No Board Recommendation	Our Board of Directors, with Messrs. Perelman, Ennis, Kennedy and Schwartz not participating, has authorized us to make the Exchange Offer and determined that the Exchange Offer is fair to the Company and to Revlon’s unaffiliated stockholders. After careful consideration, including a thorough review of the terms and conditions of the Exchange Offer with the independent directors’ legal advisors, our Board of Directors, with Messrs. Perelman, Ennis, Kennedy and Schwartz not participating, determined to take no position and make no recommendation as to whether Revlon’s unaffiliated stockholders should tender their shares of Class A Common Stock in the Exchange Offer, in part because, as described in “Special Factors — Background of the Transactions,” the financial advisor to the Special Committee of our Board of Directors indicated that it would not be able to render an opinion that the consideration to be issued pursuant to the April 13 proposal — which consisted of shares of preferred stock having substantially similar financial characteristics to the Series A Preferred Stock — was fair, from a financial point of view, to Revlon’s unaffiliated stockholders. The financial advisor to the Special Committee of our Board of Directors was not retained to advise and did not advise the Special Committee or our Board of Directors in connection with the Exchange Offer.

All of our directors and executive officers who own shares of Class A Common Stock (other than Mr. Ronald O. Perelman), representing in the aggregate 298,297 shares of Class A Common Stock, have advised us that they intend to tender all such shares of Class A Common Stock in the Exchange Offer. The Company has also been advised that Mr. Ronald O. Perelman will not tender any shares of Class A Common Stock beneficially owned by him or MacAndrews & Forbes, as he and MacAndrews & Forbes are participating in the Exchange Offer by other means.

See “Special Factors — Reasons for the Board’s Position as to the Exchange Offer; Factors Considered; Position of Revlon as to the Fairness of the Exchange Offer.”

Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer	MacAndrews & Forbes believes that the Exchange Offer is financially fair to Revlon’s unaffiliated stockholders based on a number of factors, including: that the Senior Subordinated Term Loan will be classified as a current maturity on our balance sheet at September 30, 2009 if the Senior Subordinated Term Loan Amendment is not effective; that the Exchange Offer addresses the impending maturity of the Senior Subordinated Term Loan, refinancing or repayment of which Revlon cannot assure due to ongoing uncertainty in the credit markets as a result of the economic downturn by extending such maturity until the fourth anniversary of the consummation of the Exchange Offer; that the terms of the Series A Preferred Stock provide significant value to stockholders who accept the offer through an instrument senior to the common stock, including through quarterly cash dividends, a liquidation preference and a special dividend either to be paid in connection with one of certain specified change of control transactions or in the event such a change of control transaction does not occur in two years; that the stockholders who do not accept the Exchange Offer will have the benefit post consummation of the Exchange Offer of protections negotiated by the independent directors; and that Fidelity (as hereinafter defined), the largest of Revlon’s unaffiliated stockholders through its beneficial ownership of approximately 15.9% of Revlon Class A Common Stock, has indicated to MacAndrews & Forbes that, although no investment decision to participate in the Exchange Offer has been made by Fidelity on behalf of itself or its funds and accounts and an investment decision would be subject to its review of SEC filings disclosing the Exchange Offer, Fidelity would view the

Exchange Offer as an attractive potential investment opportunity, provided it meets the investment needs of Fidelity and its funds and accounts. MacAndrews & Forbes has advised that the terms of the Series A Preferred Stock are consistent with terms described to Fidelity, as further detailed in the section entitled “Special Factors — Background of the Transactions.”

See “Special Factors — Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer.”

Interest of MacAndrews & Forbes with Respect to the Exchange Offer	The more shares of Class A Common Stock that are tendered into the Exchange Offer, the greater will be MacAndrews & Forbes’ interest in our common stock following the Exchange Offer because MacAndrews & Forbes is not exchanging its shares in the Exchange Offer, and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer.

As of the date of this Offer to Exchange, MacAndrews & Forbes directly and indirectly beneficially owned approximately 58.2% of our Class A Common Stock and 100% of our Class B Common Stock, together representing approximately 74.6% of the combined voting power of all of our outstanding equity securities.

See “Interests of Certain Persons in the Transactions — Interests of MacAndrews & Forbes in the Exchange Offer.”

Effect on Ownership Structure of Revlon	If all shares held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer, MacAndrews & Forbes will beneficially own 100% of our outstanding Class A Common Stock, will continue to beneficially own 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own approximately 79.8% of the combined voting power of all of our outstanding equity securities.

If there are not at least 10,117,669 shares of Class A Common Stock (representing a majority of the Class A Common Stock not beneficially owned by MacAndrews & Forbes) tendered (we refer to this as the “Minimum Condition”) by Revlon’s unaffiliated stockholders, the Exchange Offer will not be consummated and MacAndrews & Forbes will continue to beneficially own approximately 58.2% of our outstanding Class A Common Stock and 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will continue to beneficially own approximately 74.6% of the combined voting power of all of our outstanding equity securities and the Senior Subordinated Term Loan Amendment will not be effective.

If only a sufficient number of shares of Class A Common Stock to meet the Minimum Condition of 10,117,669 shares are tendered by Revlon’s unaffiliated stockholders, but no other shares of Class A Common Stock held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer, MacAndrews & Forbes will beneficially own approximately 79.2% of our outstanding Class A Common Stock, 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own approximately

77.5% of the combined voting power of all of our outstanding equity securities.

If a sufficient number of shares of Class A Common Stock are tendered in the Exchange Offer by Revlon’s unaffiliated stockholders such that MacAndrews & Forbes is eligible to consummate a short-form merger under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) by reason of 90% ownership then (i) MacAndrews & Forbes or one of its subsidiaries will as soon as reasonably practicable seek to consummate, or cause to be consummated, a short-form merger in accordance with Section 253 of the DGCL pursuant to which the holders of Class A Common Stock (other than MacAndrews & Forbes or its affiliates) will receive Series A Preferred Stock or shares of preferred stock in the surviving corporation of such transaction with terms substantially identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock) and (ii) MacAndrews & Forbes will contribute to Revlon, in each case effective upon the consummation of such short-form merger, $3.71 of the outstanding principal amount of the loan under the Senior Subordinated Term Loan, for each share of Class A Common Stock exchanged in such short-form merger (provided that MacAndrews & Forbes will not contribute more than $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan pursuant to the short-form merger and the Exchange Offer), in connection with the issuance by the Company to MacAndrews & Forbes or its designee, of one share of Class A Common Stock for each share of Class A Common Stock exchanged in such short-form merger. Upon consummation of such a short-form merger, MacAndrews & Forbes will beneficially own 100% of our Class A Common Stock, will continue to beneficially own 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing 79.8% of the combined voting power of all our outstanding equity securities. All shares of Series A Preferred Stock will remain outstanding.

See “Special Factors — Certain Effects of the Exchange Offer — Effect on Ownership Structure of Revlon.”

Terms of the Series A Preferred Stock	The Series A Preferred Stock will have a liquidation preference of $3.71 per share, will be entitled to receive an annual dividend of 12.75% of the liquidation preference, payable quarterly in cash, and will be mandatorily redeemed after four years.

If Revlon engages in one of certain specified change of control transactions (not including any transaction with MacAndrews & Forbes) within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend if the per share equity value of Revlon in the change of control transaction is higher than the liquidation preference plus paid and accrued and unpaid dividends on the Series A Preferred Stock, capped at an amount that would provide aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock), as described in more detail in the section entitled “Description of Series A Preferred Stock — Dividend Rights.” If Revlon does not engage in such a change of control transaction within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend of $1.50 per share out of funds lawfully available therefor. In addition, prior to the second anniversary of the issuance of the Series A Preferred Stock, each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock.

In the event that we fail to pay any required dividends on our Series A Preferred Stock, the amount of such unpaid dividends will be added to the amount payable to holders of our Series A Preferred Stock upon redemption. In addition, during any period when we have failed to pay a dividend and until all unpaid dividends have been paid in full we will be prohibited from paying dividends or distributions on any shares of stock that ranks junior to the Series A Preferred Stock (including our common stock), other than dividends or distributions payable in shares of stock that ranks junior to the Series A Preferred Stock.

The Series A Preferred Stock will generally have the same voting rights as the Class A Common Stock, except that the holders of Series A Preferred Stock will not be entitled to vote on any merger, combination or similar transaction in which the holders of the Series A Preferred Stock either (i) retain their shares of Series A Preferred Stock or (ii) receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable in the aggregate to the holders of the Series A Preferred Stock than, the terms of the Series A Preferred Stock as long as, in any such case, the surviving or resulting company of any such merger, combination or similar transaction is not materially less creditworthy than the Company was immediately prior to the consummation of such transaction. See “Description of Series A Preferred Stock.”

Conditions to the Exchange Offer	The Exchange Offer is subject to the non-waivable Minimum Condition that at least 10,117,669 shares of Class A Common Stock (representing a majority of the Class A Common Stock not beneficially owned by MacAndrews & Forbes) are tendered. The Exchange Offer is subject to other conditions as well. A more detailed discussion of the conditions to consummation of the Exchange Offer is contained in “Terms of the Exchange Offer — Conditions to the Exchange Offer.”

Expiration of the Exchange Offer; Withdrawal Rights	The Exchange Offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on September 10, 2009, or any subsequent date to which we extend it. We, in our sole discretion, may extend the Expiration Date for any reason. We will extend the duration of the Exchange Offer as required by applicable law. We will announce any extensions by press release or other permitted means by no later than 5:00 p.m., New York City time, on the business day after the previously scheduled Expiration Date.

Acceptance of Tendered Class A Common Stock and Exchange for Series A Preferred Stock	Upon the terms of the Exchange Offer and subject to the satisfaction or waiver of the conditions to the Exchange Offer specified herein under “Terms of the Exchange Offer — Conditions to the Exchange Offer,” we will:

• accept for exchange all shares of Class A Common Stock validly tendered (or defectively tendered, if we have waived such defect) and not validly withdrawn; and

• promptly issue one share of newly-issued Series A Preferred Stock in consideration for each share of Class A Common Stock accepted for exchange.

Financing	In connection with, and subject to consummation of, the Exchange Offer, MacAndrews & Forbes and RCPC will amend the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC to extend the maturity date from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer and change the annual interest rate from 11% to 12.75%. Conditioned upon and effective upon the consummation of the Exchange Offer, MacAndrews & Forbes will enter into the Senior Subordinated Term Loan Amendment and contribute to Revlon $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of aggregate outstanding principal amount of the Senior Subordinated Term Loan (the “Loan Contribution”), and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer. This arrangement is discussed in detail in the section entitled “The Contribution and Stockholder Agreement.”

Certain United States Federal Income Tax Considerations	In general, if you exchange your Class A Common Stock for Series A Preferred Stock, and we qualify as a “family-owned corporation,” you will not recognize gain or loss for United States federal income tax purposes. Our qualification as a family-owned corporation depends in part on the continued holding of stock representing at least 50% of the total combined voting power of our voting stock and at least 50% of all other classes of our stock, generally, directly or indirectly, by members of the same family during the period starting on the date of the consummation of the Exchange Offer and ending on the third anniversary of the consummation of the Exchange Offer (or, if a short-form merger described under “Special Factors — Certain Effects of the Exchange Offer — Effect on Ownership Structure of Revlon” is consummated, the third anniversary of the consummation of such short-

form merger). No assurance can be given that this will be the case. If we fail to qualify as a family-owned corporation, the exchange likely would be treated, retroactively, as a taxable transaction. Depending on your particular circumstances, if no gain or loss is recognized upon the receipt of Series A Preferred Stock in exchange for your shares of Class A Common Stock pursuant to the Exchange Offer, a sale of the Series A Preferred Stock could result in ordinary income to you. The tax consequences you may experience as a result of participating in the Exchange Offer and owning shares of our preferred stock will depend on your individual situation. You should consult your tax advisor for a full understanding of these tax consequences. For more information regarding the tax consequences to you as a result of the Exchange Offer, see “Certain United States Federal Income Tax Considerations.”

Appraisal Rights	Holders of Class A Common Stock are not entitled to appraisal rights in connection with the Exchange Offer. If a short-form merger is consummated in accordance with Section 253 of the DGCL consistent with the terms of the Contribution and Stockholder Agreement, appraisal rights pursuant to Section 262 of the DGCL will be available to unaffiliated stockholders who do not tender their shares of Class A Common Stock in the Exchange Offer. Revlon’s stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares of Class A Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the short-form merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from Revlon. Any such judicial determination of the fair value of shares of Class A Common Stock could be based upon considerations other than, or in addition to, the value of the Series A Preferred Stock offered in the Exchange Offer and the market value of the shares of Class A Common Stock, including asset values and the investment value of the shares of Class A Common Stock. The value so determined could be more or less than the value of Series A Preferred Stock. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in the Exchange Offer, is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of Revlon who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the shares of Class A Common Stock of such holder will be converted into the right to receive a share of Series A Preferred Stock. The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Revlon’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Annex E hereto. For more information regarding appraisal rights, see “Appraisal Rights.”

Waiver, Amendment and Termination	We reserve the right, subject to applicable law, to waive any and all conditions to the Exchange Offer, other than the Minimum Condition, extend or terminate the Exchange Offer or otherwise amend, modify or interpret the terms of the Exchange Offer.

Risk Factors	You should consider carefully in its entirety all of the information set forth in this Offer to Exchange, as well as the information incorporated by reference into this Offer to Exchange, and, in particular, you should evaluate the risks set forth in the sections entitled “Risk Factors” beginning on page 18 before deciding whether to participate in the Exchange Offer.

Market/Trading	Our common stock is traded on the NYSE under the symbol “REV.” The last reported sale price of our common stock on August 7, 2009 was $6.04 per share.

We do not intend to list the Series A Preferred Stock on any securities exchange.

Brokerage Commissions	No brokerage commissions are payable by the holders of the Class A Common Stock to the exchange agent or us. If your Class A Common Stock is held through a broker or other nominee who tenders the Class A Common Stock on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Fees and Expenses	We estimate that the total fees and expenses of the Exchange Offer will be approximately $6.15 million.

Consequences of Not Tendering Class A Common Stock	If you do not tender your shares of Class A Common Stock in the Exchange Offer, you will continue to hold such shares (unless, following completion of the Exchange Offer a short-form merger is consummated in accordance with Section 253 of the DGCL consistent with the terms of the Contribution and Stockholder Agreement). Upon the consummation of the Exchange Offer, there will be fewer shares of our Class A Common Stock held by Revlon’s unaffiliated stockholders, and there will therefore likely be fewer transactions in Class A Common Stock. If the Class A Common Stock does not meet the NYSE’s continued listing requirements, it may be de-listed, and the Class A Common Stock may not satisfy the listing requirements of any other national securities exchange. During the four years following the consummation of the Exchange Offer, unless a short-form merger is consummated in accordance with the Contribution and Stockholder Agreement, we will use our reasonable best efforts to maintain the listing of our Class A Common Stock on the NYSE; if our Class A Common Stock is de-listed from the NYSE, we will use our reasonable best efforts to have our Class A Common Stock listed on another national securities exchange; and, in the event we are unable using our reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange after it is de-listed from the NYSE, we will use our reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that such agreement will not prevent MacAndrews & Forbes or the Company from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by the Contribution and Stockholder Agreement. A lack of an active trading market may have an adverse effect on the trading price of our Class A Common Stock. See “Special Factors — Certain Effects of the Exchange Offer — Effects on Listing, Registration and Status of Revlon Common Stock” and “The Contribution and Stockholder Agreement.”

Use of Proceeds	We will not receive any cash proceeds from the Exchange Offer. Class A Common Stock that is properly tendered and not withdrawn, and exchanged pursuant to the Exchange Offer, will be transferred into the Company’s treasury and subsequently transferred by us to MacAndrews & Forbes.

Exchange Agent	American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038 (877) 777-0800

Further Information	If you have questions regarding the Exchange Offer, require assistance in tendering your Class A Common Stock or require additional copies of the Offer to Exchange or the Letter of Transmittal, please contact D.F. King & Co., Inc., the information agent for the Exchange Offer, toll-free at (800) 949-2583. Banks and brokerage firms please call collect at: (212) 269-5550. Holders of Class A Common Stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Exchange Offer.

CERTAIN QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

The following questions and answers are for your convenience only, and briefly address some commonly asked questions about the Exchange Offer. You should still carefully read this entire Offer to Exchange, including the attached Annexes.

Q:	Why am I receiving these materials?

A:	We are providing these materials to provide you with information regarding our offer to exchange outstanding shares of Revlon’s Class A Common Stock that you currently hold for newly-issued shares of its Series A Preferred Stock.

Q:	How many shares of Class A Common Stock are sought to be tendered in the Exchange Offer? Is it a condition to the Exchange Offer?

A:	We are offering to exchange all outstanding shares of Class A Common Stock. Although MacAndrews & Forbes has agreed that it will not be tendering its shares in the Exchange Offer, because it is participating in this transaction by other means, MacAndrews & Forbes will enter into the Senior Subordinated Term Loan Amendment and contribute to Revlon $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan, and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer.

The consummation of the Exchange Offer is conditioned upon the Minimum Condition that at least 10,117,669 shares of Class A Common Stock (representing a majority of the Class A Common Stock not beneficially owned by MacAndrews & Forbes) are tendered.

Fidelity (as defined in the following paragraph), the largest of Revlon’s unaffiliated stockholders through its beneficial ownership of approximately 15.9% of Revlon Class A Common Stock, has indicated to MacAndrews & Forbes that, although no investment decision to participate in the Exchange Offer has been made by Fidelity on behalf of itself or its funds and accounts and an investment decision would be subject to its review of SEC filings disclosing the Exchange Offer, Fidelity would view the Exchange Offer as an attractive potential investment opportunity, provided it meets the investment needs of Fidelity and its funds and accounts. MacAndrews & Forbes has advised that the terms of the Series A Preferred Stock are consistent with terms described to Fidelity, as further detailed in the section entitled “Special Factors — Background of the Transactions.” Assuming Fidelity tenders all 7,697,114 shares it reported ownership of as of December 31, 2008, another 2,420,555 shares must be tendered to meet the Minimum Condition.

FMR LLC, through its indirect beneficial ownership of approximately 15.9% of Revlon Class A Common Stock, is the largest unaffiliated Revlon stockholder. The Class A Common Stock beneficially owned by FMR LLC is held by various investment companies registered with the SEC under the Investment Company Act of 1940 and other institutional client accounts that are advised by Fidelity Management & Research Company (“FMR Co.”) or its investment advisory affiliates, each of which is a direct or indirect subsidiary of FMR LLC. FMR Co. and such investment advisory affiliates are collectively referred to herein as “Fidelity.”

Q:	What are the effects of the Exchange Offer on the ownership structure of Revlon?

A:	Set forth below, for illustrative purposes only, are four scenarios that indicate the effect that the Exchange Offer could have on MacAndrews & Forbes’ relative percentage ownership of our outstanding shares and combined voting power. As of the date of this Offer to Exchange, MacAndrews & Forbes owned approximately 58.2% of our Class A Common Stock and 100% of our Class B Common Stock, and approximately 74.6% of the combined voting power of such shares as of such date and time.

SCENARIO A — All shares of Class A Common Stock held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer. MacAndrews & Forbes will beneficially own 48,443,072 shares of our Class A Common Stock, representing 100% of our outstanding Class A Common Stock, will continue to beneficially own

3,125,000 shares of our Class B Common Stock, representing 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing approximately 79.8% of the combined voting power of all of our outstanding equity securities.

SCENARIO B — Insufficient number of shares of Class A Common Stock held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer to meet the Minimum Condition of 10,117,669 shares. The Exchange Offer will not be consummated, and MacAndrews & Forbes will continue to beneficially own 28,207,735 shares of Class A Common Stock, representing approximately 58.2% of our outstanding Class A Common Stock and 3,125,000 shares of our Class B Common Stock, representing 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing approximately 74.6% of the combined voting power of our Class A Common Stock and Class B Common Stock and the Senior Subordinated Term Loan Amendment and the Contribution and Stockholder Agreement will not be effective.

SCENARIO C — Only a sufficient number of shares of Class A Common Stock to meet the Minimum Condition of 10,117,669 shares are tendered by Revlon’s unaffiliated stockholders, but no other shares of Class A Common Stock held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer. MacAndrews & Forbes will beneficially own 38,325,404 shares of our Class A Common Stock, representing approximately 79.2% of our outstanding Class A Common Stock, will continue to beneficially own 3,125,000 shares of our Class B Common Stock, representing 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing approximately 77.5% of the combined voting power of all our outstanding equity securities.

SCENARIO D — A sufficient number of shares of Class A Common Stock are tendered in the Exchange Offer by Revlon’s unaffiliated stockholders such that MacAndrews & Forbes is eligible to consummate a short-form merger under Section 253 of the DGCL by reason of its 90% ownership. Pursuant to the Contribution and Stockholder Agreement, (i) MacAndrews & Forbes or one of its subsidiaries will as soon as reasonably practicable seek to consummate, or cause to be consummated, a short-form merger in accordance with Section 253 of the DGCL pursuant to which the holders of Class A Common Stock (other than MacAndrews & Forbes or its affiliates) will receive Series A Preferred Stock or shares of preferred stock in the surviving corporation of such transaction with terms substantially identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock) and (ii) MacAndrews & Forbes will contribute to Revlon, in each case effective upon the consummation of such short-form merger, $3.71 of the outstanding principal amount of the loan under the Senior Subordinated Term Loan, for each share of Class A Common Stock exchanged in such short-form merger (provided that MacAndrews & Forbes will not contribute more than $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan pursuant to the short-form merger and the Exchange Offer), in connection with the issuance by the Company to MacAndrews & Forbes or its designee, of one share of Class A Common Stock for each share of Class A Common Stock exchanged in such short-form merger. Upon consummation of such a short-form merger, MacAndrews & Forbes will beneficially own 100% of our Class A Common Stock, will continue to beneficially own 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing 79.8% of the combined voting power of all our outstanding equity securities. All shares of Series A Preferred Stock will remain outstanding.

See “Special Factors — Certain Effects of the Exchange Offer — Effect on Ownership Structure of Revlon” and “The Contribution and Stockholder Agreement.”

Q:	What will I receive in the Exchange Offer if I tender my shares and they are accepted?

A:	You will receive one share of Series A Preferred Stock for each share of Class A Common Stock tendered.

Q:	What are the terms of the Series A Preferred Stock?

A:	The Series A Preferred Stock will have a liquidation preference of $3.71 per share, will be entitled to receive a 12.75% annual dividend, payable quarterly in cash, and will be mandatorily redeemed after four years. Additionally, if Revlon engages in one of certain specified change of control transactions within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend if the per share equity value of Revlon in the change of control transaction is higher than the liquidation preference plus paid and accrued and unpaid dividends on the Series A Preferred Stock, capped at an amount that would provide aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock), as described in the section entitled “Description of Series A Preferred Stock — Dividend Rights.” If Revlon does not engage in such a change of control transaction within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend of $1.50 per share out of funds lawfully available therefor. In addition, prior to the second anniversary of the issuance of the Series A Preferred Stock, each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock. In the event that we fail to pay any required dividends on our Series A Preferred Stock, the amount of such unpaid dividends will be added to the amount payable to holders of our Series A Preferred Stock upon redemption. In addition, during any period when we have failed to pay a dividend and until all unpaid dividends have been paid in full we will be prohibited from paying dividends or distributions on any shares of stock that rank junior to the Series A Preferred Stock (including our common stock), other than dividends or distributions payable in shares of stock that rank junior to the Series A Preferred Stock.

The Series A Preferred Stock will generally have the same voting rights as the Class A Common Stock, except that the holders of Series A Preferred Stock will not be entitled to vote on any merger, combination or similar transaction in which the holders of the Series A Preferred Stock either (i) retain their shares of Series A Preferred Stock or (ii) receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable in the aggregate to the holders of the Series A Preferred Stock than, the terms of the Series A Preferred Stock as long as, in any such case, the surviving or resulting company of any such merger, combination or similar transaction is not materially less creditworthy than the Company was immediately prior to the consummation of such transaction.

Q:	What is the difference between Class A Common Stock and Series A Preferred Stock?

A:	The Series A Preferred Stock will have a liquidation preference of $3.71 per share (which is an amount per share that a holder of a Series A Preferred Stock will receive prior to distribution of amounts to holders of Common Stock), and the Class A Common Stock has no liquidation preference. The Series A Preferred Stock will be mandatorily redeemed after four years for an amount equal to the liquidation preference plus accrued and unpaid dividends, while the Class A Common Stock is perpetual. Holders of Series A Preferred Stock will be entitled to receive a 12.75% annual dividend payable quarterly in cash. If Revlon engages in one of certain specified change of control transactions within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a pro rata portion of the aggregate equity value received in such transaction, capped at an amount that would provide aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock). If the equity value received in the change of control transaction is greater than or equal to $12.00 per share, then each holder of preferred stock will be entitled to receive an amount equal to $12.00 minus the liquidation preference minus any dividends on the Series A Preferred Stock. If the per share equity value received in the change of control transaction is less than $12.00 per share, then each holder of preferred stock will be entitled to receive an amount, if any, equal to such per share equity value minus the liquidation preference minus any dividends paid or accrued and unpaid on the Series A Preferred Stock. If Revlon does not engage in one of certain specified change of control transactions within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend of

$1.50 per share out of funds lawfully available therefor. In addition, prior to the second anniversary of the issuance of the Series A Preferred Stock, each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock. Holders of Class A Common Stock are entitled to receive dividends out of assets legally available from time to time as declared by the Board of Directors, and would share in the proceeds of any sale of the Company. We do not have a history of paying dividends on our Class A Common Stock. Revlon is a holding company with no business operations of its own and its only material asset is all of the outstanding capital stock of RCPC through which Revlon conducts its business operations. Accordingly, Revlon is dependent on the earnings and cash flow of, and dividends and distributions from, RCPC to pay Revlon’s expenses incidental to being a public holding company and dividends, if any, on Revlon’s outstanding securities. The terms of RCPC’s bank credit agreements, its 9 1/2% Senior Notes indenture and the Senior Subordinated Term Loan currently restrict RCPC’s ability to pay dividends or make distributions to Revlon, except in limited circumstances, which restricts our ability to pay dividends on our Class A Common Stock. We expect that quarterly dividends on our Series A Preferred Stock and Series B Preferred Stock will be funded by interest received by us from RCPC on the portion of the Senior Subordinated Term Loan that is contributed to us by MacAndrews & Forbes.

Each share of Series A Preferred Stock will generally have the same voting rights as a share of Class A Common Stock, except that the holders of Series A Preferred Stock will not be entitled to vote on any merger, combination or similar transaction in which the holders of the Series A Preferred Stock either (i) retain their shares of Series A Preferred Stock or (ii) receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable in the aggregate to the holders of the Series A Preferred Stock than, the terms of the Series A Preferred Stock as long as, in any such case, the surviving or resulting company of any such merger, combination or similar transaction is not materially less creditworthy than the Company was immediately prior to the consummation of such transaction. See “Material Differences Between Class A Common Stock and Series A Preferred Stock” and “Senior Subordinated Term Loan Amendment.”

Q:	Will the Series A Preferred Stock be freely tradable? Will it be listed on a securities exchange?

A:	Shares of Series A Preferred Stock will be freely tradable. We do not intend to list the Series A Preferred Stock on any securities exchange.

Q:	What protections will I have if I decide I do not want to tender my shares?

A:	MacAndrews & Forbes and the Company have agreed, pursuant to the Contribution and Stockholder Agreement, for the four-year period following consummation of the Exchange Offer, to provide the following protections to Revlon’s unaffiliated stockholders who do not tender their shares of Class A Common Stock in the Exchange Offer:

• Unless a short-form merger is consummated in accordance with the Contribution and Stockholder Agreement, we will use our reasonable best efforts to maintain the listing of our Class A Common Stock on the NYSE; if our Class A Common Stock is de-listed from the NYSE, we will use our reasonable best efforts to have our Class A Common Stock listed on another national securities exchange; and, in the event we are unable using our reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange after it is de-listed from the NYSE, we will use our reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that such agreement will not prevent MacAndrews & Forbes or the Company from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by the Contribution and Stockholder Agreement;

• during any period in which we are not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we will file or furnish, as appropriate, on a voluntary basis all periodic and other reports with the SEC that are required of a company that is subject to such reporting requirements;

• the Company will maintain a majority of independent directors on its Board of Directors, each of whom meets the “independence” criteria set forth in Section 303A.02 of the NYSE Listed Company Manual;

• the Company agrees that, except for permissible short-form mergers described below, it will not engage in any transaction with any affiliate, other than the Company’s subsidiaries, or with any legal or beneficial owner of 10% or more of the voting power of the Company’s stock, or any affiliate of such an owner, unless (i) with respect to a transaction or series of related transactions, other than the purchase or sale of inventory in the ordinary course of business, involving aggregate payments or other consideration in excess of $5 million, such transaction or series of related transactions has been approved by all of the independent directors of the Company and (ii) with respect to a transaction or series of related transactions, other than the purchase or sale of inventory in the ordinary course of business, involving aggregate payments or other consideration in excess of $20 million, such transaction or series of related transactions has been determined, in the written opinion of a nationally recognized investment banking firm, to be fair, from a financial point of view, to the Company. These restrictions do not apply to transactions contemplated by the Exchange Offer or entered into prior to the consummation of the Exchange Offer through other agreements or arrangements; those described in or pursuant to any agreement or arrangement described in the Company’s proxy statement or other periodic public filings with the SEC on or prior to the consummation of the Exchange Offer; and those specifically permitted by Section 4.08 of the indenture governing the 9 1/2% Senior Notes, as supplemented, amended or otherwise modified from time to time. The restrictions also do not apply to (1) a merger of equals or similar transaction or (2) a change of control of the Company or similar transaction, in each case with a third party that is not an affiliate of the Company or MacAndrews & Forbes; and

• if MacAndrews & Forbes is eligible upon the consummation of the Exchange Offer to consummate a short-form merger in accordance with Section 253 of the DGCL, then (i) MacAndrews & Forbes or one of its subsidiaries will as soon as reasonably practicable seek to consummate, or cause to be consummated, a short-form merger in accordance with Section 253 of the DGCL pursuant to which the holders of Class A Common Stock (other than MacAndrews & Forbes or its affiliates) will receive Series A Preferred Stock or shares of preferred stock in the surviving corporation of such transaction with terms substantially identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock), (ii) MacAndrews & Forbes will contribute to Revlon, in each case effective upon the consummation of such short-form merger, $3.71 of the outstanding principal amount of the loan under the Senior Subordinated Term Loan, for each share of Class A Common Stock exchanged in such short-form merger (provided that MacAndrews & Forbes will not contribute more than $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan pursuant to the short-form merger and the Exchange Offer), in connection with the issuance by the Company to MacAndrews & Forbes or its designee, of one share of Class A Common Stock for each share of Class A Common Stock exchanged in such short-form merger and (iii) in such merger, the holders of Series A Preferred Stock retain their shares of Series A Preferred Stock or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock).

MacAndrews & Forbes agrees that, except as provided above, it will not complete a short-form merger under Section 253 of the DGCL unless either (i) such transaction has been approved in advance by a majority of the independent directors of the Board of Directors; provided that such independent directors will have first been duly authorized to negotiate with MacAndrews & Forbes or its affiliates, as applicable, and to retain, if they consider it necessary or advisable, outside independent financial advisors and legal counsel in connection with such negotiations and approval and in such merger the holders of Series A Preferred Stock and Series B Preferred Stock retain their shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock); or (ii) the short-form merger is preceded by a “qualifying tender offer” (as defined below) for the shares of Class A Common Stock held by unaffiliated holders of the Class A Common Stock and such qualifying tender offer is consummated without waiver of the condition that a majority of the shares of Class A Common Stock not held by MacAndrews & Forbes and its affiliates have been tendered and accepted for purchase in connection with the transaction, in such merger the holders of Series A Preferred Stock and Series B Preferred Stock retain their shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock), and if the majority-of-the-minority condition is met and MacAndrews & Forbes is eligible to complete a short-form merger in accordance with Section 253 of the DGCL following the consummation of such qualifying tender offer, then MacAndrews & Forbes or Revlon agrees to complete such a short-form merger in which all holders of Class A Common Stock (other than shares held by MacAndrews & Forbes or its affiliates) will receive the same consideration that was offered in exchange for the Class A Common Stock in the qualifying tender offer.

“Qualifying tender offer” means any tender offer, exchange offer or similar transaction in which (1) the independent directors have the right to retain outside independent financial advisors and legal counsel in connection with such transaction and will be entitled to submit a Schedule 14D-9 under Rule 14d-9 of the Exchange Act on behalf of the Company in respect of the transaction, (2) MacAndrews & Forbes discloses in a Schedule TO with respect to the transaction its intention and firm commitment to effect a short-term merger in accordance with Section 253 of the DGCL in which all holders of Class A Common Stock (other than shares held by MacAndrews & Forbes or its affiliates) will receive the same consideration offered in exchange for the Class A Common Stock in the transaction as promptly as practicable following the consummation of the transaction, and (3) the transaction is subject to a non-waivable condition that a majority of the shares of Class A Common Stock not held by MacAndrews & Forbes and its affiliates have been tendered and accepted for purchase in connection with the transaction.

Q:	Do I have a choice in whether to tender my shares?

A:	Yes. Holders of Class A Common Stock are not required to tender their shares pursuant to the Exchange Offer.

Q:	How long do I have to decide if I want to tender my shares, or withdraw previously tendered shares?

A:	Unless extended or terminated, the Exchange Offer and withdrawal rights expire at 5:00 p.m., New York City time, on September 10, 2009.

Q:	Under what circumstances can the Exchange Offer be extended, and how will I be notified of such extension?

A:	We, in our sole discretion, may extend the Expiration Date for any reason. We will extend the duration of the Exchange Offer as required by applicable law. We will announce any extensions by press release or other permitted means by no later than 5:00 p.m., New York City time, on the business day after the previously scheduled Expiration Date.

Q:	How do I tender my Class A Common Stock?

A:	To tender shares of Class A Common Stock, you must deliver a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, together, in the case of certificated shares, with the certificates representing your shares, to American Stock Transfer & Trust Company, the Exchange Agent for the Exchange Offer, not later than the time the Exchange Offer expires. The Letter of Transmittal is enclosed with this Offer to Exchange. If your shares are held in street name (i.e., through a broker, dealer or other nominee), your shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Exchange Agent by the expiration of the Exchange Offer, you may have a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. In all cases, tendered shares of Class A Common Stock will be exchanged for shares of Series A Preferred Stock only after timely receipt by the Exchange Agent of such shares (or of a confirmation of a book-entry transfer of such shares as described in “Terms of the Exchange Offer — Procedures for Tendering”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such shares.

Q:	How do I withdraw previously tendered shares?

A:	A stockholder may withdraw shares of Class A Common Stock tendered pursuant to the Exchange Offer at any time prior to the Expiration Date. For a withdrawal of shares of Class A Common Stock to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover of this Offer to Exchange. See “Terms of the Exchange Offer — Withdrawal Rights.”

Q:	What should I do if I want to participate in the Exchange Offer but my shares of Class A Common Stock are held under the Revlon 401(k) plan?

A:	If you wish to tender shares of our Class A Common Stock held by our 401(k) plan for your account under our 401(k) plan into the Exchange Offer, you will need to notify Fidelity Management Trust Company (together with its affiliates, “FMT”) of your decision. To indicate your decision, you should properly complete the form furnished by FMT (the “Trustee Direction Form”) and return it to FMT for its receipt by 4:00 p.m., New York City time, on September 3, 2009 (which is four business days prior to the scheduled September 10, 2009 Expiration Date). You should receive the Trustee Direction Form from FMT. You should contact FMT if you do not receive this form but you believe you are entitled to participate in the Exchange Offer with respect to shares held for your account under the 401(k) plan. You should read carefully the Trustee Direction Form and the accompanying letter from FMT for important terms and conditions related to participation in the Exchange Offer by 401(k) plan participants.

Q:	What is the market value of my shares as of a recent date?

A:	The last reported closing sale price of our Class A Common Stock as reported by the NYSE on April 9, 2009, the last trading day before we received the April 13 proposal from MacAndrews & Forbes, was $2.67 per share. The share price of our Class A Common Stock has increased since we received the April 13 proposal, and the last reported closing sale price of our Class A Common Stock as reported by the NYSE on August 7, 2009 was $6.04 per share.

Q:	How soon after the Expiration Date will the exchange take place?

A:	The exchange is expected to occur promptly following the Expiration Date, at which time we will issue one share of newly-issued Series A Preferred Stock in consideration for each share of Class A Common Stock accepted for exchange in the Exchange Offer.

Q:	Who can answer my questions?

A:	If you would like additional copies, without charge, of this Offer to Exchange, or if you have questions regarding the Exchange Offer or require assistance in tendering your Class A Common Stock, please contact D.F. King & Co., Inc., the information agent for the Exchange Offer, toll-free at (800) 949-2583. Banks and brokerage firms please call collect at: (212) 269-5550. Holders of Class A Common Stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Exchange Offer.

RISK FACTORS

Risks Related to the Exchange Offer

In addition to the other information in this Offer to Exchange, investors should consider carefully the following risk factors when evaluating the Exchange Offer:

In the event the Exchange Offer is not consummated, Revlon will need to find alternative methods to refinance or repay the Senior Subordinated Term Loan, which may be prohibitively expensive.

One of the reasons for conducting the Exchange Offer is to reduce the principal amount of the Senior Subordinated Term Loan and to extend the maturity date of the principal amount that remains after the Exchange Offer from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer. The principal reduction of up to $75 million of the Senior Subordinated Term Loan will occur through the contribution by MacAndrews & Forbes in connection with the consummation of the Exchange Offer. Revlon cannot provide assurances that we would otherwise be able to repay or refinance such loan amount when it comes due August 1, 2010, especially in light of uncertainty in credit markets due to the economic downturn. Furthermore, the failure to repay the Senior Subordinated Term Loan at its maturity would trigger an event of default under the indenture governing RCPC’s 9 1/2% Senior Notes due April 1, 2011 (the “9 1/2% Senior Notes”) and under RCPC’s credit agreements.

There can been no assurance that any trading market for the Series A Preferred Stock will develop or be maintained.

There can be no assurance that any market for the Series A Preferred Stock will develop or, if one does develop, that it will be maintained. If an active market for the Series A Preferred Stock fails to develop or be sustained, the trading price of the Series A Preferred Stock could be materially adversely affected. We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange. The liquidity of the trading market in the Series A Preferred Stock, and the market price quoted for the Series A Preferred Stock, may be materially adversely affected by:

•	changes in the overall market for preferred equity securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of Series A Preferred Stock;

•	the interest of securities dealers in making a market for Series A Preferred Stock; and

•	prevailing interest rates.

We may be restricted by the terms of our indebtedness and the applicable provisions of the General Corporation Law of the State of Delaware from paying dividends on and/or redeeming the Series A Preferred Stock.

Under the DGCL, we are permitted to pay dividends only from our “surplus,” which is the excess of our total assets over the sum of our liabilities plus the aggregate par value of our outstanding capital stock, or if we have no surplus, out of our net profits for the year in which a dividend is declared and/or for the immediately preceding fiscal year. We cannot assure you that we will have any surplus or net profits so that we will be able to pay dividends on the Series A Preferred Stock. Additionally, we are permitted to redeem the Series A Preferred Stock only from our surplus. We cannot assure you that we will have any surplus at such time as we may be required to redeem the Series A Preferred Stock. Additionally, any refinancing of the 9 1/2% Senior Notes, which are due in April 2011, will need to permit us to pay the $1.50 dividend payable on the second anniversary of the issuance of the Series A Preferred Stock if no change of control transaction has occurred by that date. Although the Company intends to refinance the 9 1/2% Senior Notes to permit the payment of the $1.50 dividend, to the extent that any refinancing of such Senior Notes does not permit us to pay the $1.50 dividend, we may not be able to do so. In the event that we fail to pay any required dividends on our Series A Preferred Stock, the amount of such unpaid dividends will be added to the amount payable to holders of our Series A Preferred Stock upon redemption.

Revlon’s unaffiliated stockholders who exchange their shares of Class A Common Stock will only participate on a limited basis in any future earnings or growth of our business or the proceeds from one of certain specified change of control transactions.

While holders of Series A Preferred Stock will be entitled to quarterly dividends at an annual rate of 12.75% over the four-year life of the Series A Preferred Stock, such holders will not benefit from increases, if any, in the value of Revlon, including, without limitation, any increases due to a general economic recovery, unless there is a change of control of Revlon during the two-year period following the consummation of the Exchange Offer (or, in the case of a holder who converts his or her shares into Series B Preferred Stock, the three-year period following the consummation of the Exchange Offer). If such an event occurs, participation by holders of Series A Preferred Stock will be limited to the receipt of payments up to an aggregate of $12.00 per share (or, in the case of a holder who converts his or her shares into Series B Preferred Stock, will be limited to the receipt of payments up to an aggregate of $12.50 per share) (including, without limitation, the liquidation preference, dividends and payments upon certain specified change of control transactions).

The Series A Preferred Stock will be senior to our common stock, but it will be subordinate to our indebtedness in our capital structure.

While the Series A Preferred Stock will be senior to the common stock of Revlon, it will be subordinate to all present and future indebtedness of Revlon with respect to assets available to satisfy claims against Revlon, including, without limitation, in the event of any liquidation, dissolution or winding up of Revlon. As a result, holders of our Series A Preferred Stock will not be entitled to receive any payment or other distribution of assets upon liquidation or dissolution until after Revlon’s obligations to its debt holders have been satisfied.

Holders of the Series A Preferred Stock are subject to future economic dilution in the event that we issue equity to third-parties who are not affiliated with MacAndrews & Forbes or to MacAndrews & Forbes on arms’ length terms.

We are not prohibited from issuing equity to third parties or from issuing equity to MacAndrews & Forbes or its affiliates on arms’ length terms. In the event of any such issuance, holders of Series A Preferred Stock will be economically diluted, and their participation in increases, if any, in the value of Revlon, will be proportionally diluted.

It is uncertain whether the exchange of Class A Common Stock for Series A Preferred will be treated as a taxable transaction for United States federal income tax purposes.

We may qualify as a “family-owned corporation” for purposes of the United States federal income tax rules relating to tax-free recapitalizations and, if we do, you will not recognize gain or loss for United States federal income tax purposes on the exchange of Class A Common Stock for Series A Preferred Stock pursuant to the Exchange Offer. Our qualification as a family-owned corporation depends in part on the continued holding of stock representing at least 50% of the total combined voting power of our voting stock and at least 50% of all other classes of our stock, generally, directly or indirectly by members of the same family, during the period starting on the date of the consummation of the Exchange Offer and ending on the third anniversary of the consummation of the Exchange Offer (or, if a short-form merger described under “Special Factors — Certain Effects of the Exchange Offer — Effect on Ownership Structure of Revlon” is consummated, the third anniversary of the consummation of such short-form merger). No assurance can be given that this will be the case. If we fail to qualify as a family-owned corporation, the exchange likely would be treated, retroactively, as a taxable transaction. See “Certain United States Federal Income Tax Considerations” below for a discussion of the tax consequences of exchanging Class A Common Stock for Series A Preferred Stock, including, without limitation, the failure of the exchange to qualify as a tax-free transaction.

Risks Related to Retaining Class A Common Stock

The successful completion of the Exchange Offer will result in a diminished public float for our Class A Common Stock, which could adversely affect the liquidity and market value of our Class A Common Stock and create uncertainty as to whether our Class A Common Stock would remain eligible for listing on the NYSE or any other national securities exchange.

Upon the consummation of the Exchange Offer, there will be fewer shares of our Class A Common Stock held by Revlon’s unaffiliated stockholders, and there will therefore likely be fewer transactions in Class A Common Stock. If the Class A Common Stock does not meet the NYSE’s continued listing requirements, it may be de-listed, and the Class A Common Stock may not satisfy the listing requirements of any other national securities exchange. During the four years following the consummation of the Exchange Offer, unless a short-form merger is consummated in accordance with the Contribution and Stockholder Agreement, we will use our reasonable best efforts to maintain the listing of our Class A Common Stock on the NYSE; if our Class A Common Stock is de-listed from the NYSE, we will use our reasonable best efforts to have our Class A Common Stock listed on another national securities exchange; and, in the event we are unable using our reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange after it is de-listed from the NYSE, we will use our reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that such agreement will not prevent MacAndrews & Forbes or the Company from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by the Contribution and Stockholder Agreement. A lack of an active trading market may have an adverse effect on the trading price of our Class A Common Stock. See “Special Factors — Certain Effects of the Exchange Offer — Effects on Listing, Registration and Status of Revlon Common Stock.”

The Exchange Offer may adversely affect our earnings per share and consequently the value of our Class A Common Stock.

On a pro forma basis, the dividends on the Series A Preferred Stock will result in lower income attributable to Class A Common Stock and consequently lower earnings per share of Class A Common Stock. Net income from continuing operations per share for the six months ended June 30, 2009 was $0.24 per diluted share. Assuming 20,235,337 shares of Class A Common Stock are validly tendered in the Exchange Offer, pro forma net income from continuing operations for the same period would decrease by $4.5 million, or $0.09 per diluted share. Earnings per share from continuing operations for the fiscal year ended December 31, 2008 were $0.26 per diluted share. Assuming 20,235,337 shares of Class A Common Stock are validly tendered in the Exchange Offer, pro forma earnings from continuing operations for the same period would decrease by $7.7 million, or $0.15 per diluted share. See the section of this Offer to Exchange titled “Selected Historical and Unaudited Pro Forma Consolidated Financial Data.” The decrease in earnings per share of Class A Common Stock after the Exchange Offer may have a material adverse effect on the value of our Class A Common Stock and result in lower stock prices or reduced liquidity in the trading market for our shares of Class A Common Stock in the future.

Risks Related to Our Business

For a discussion of risks associated with our business, please see the discussion of risks related to our business under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008.

SPECIAL FACTORS

Purpose of and Reasons for the Exchange Offer

The purpose of the Exchange Offer is to allow our stockholders the opportunity to exchange their shares of our Class A Common Stock for newly-issued shares of our Series A Preferred Stock, which is a senior, dividend paying security that may have characteristics that are more aligned with their risk profile and investment strategy. The principal reason for the Exchange Offer is to extend the maturity date of the Senior Subordinated Term Loan from MacAndrews & Forbes to give the Company additional time to refinance the Senior Subordinated Term Loan.

Extension of Maturity of Senior Subordinated Term Loan

Currently, the Senior Subordinated Term Loan matures on the earlier of (a) the date that Revlon issues equity with gross proceeds of at least $107 million, which proceeds would be contributed to RCPC and used to repay the $107 million remaining aggregate principal balance of the Senior Subordinated Term Loan, or (b) August 1, 2010. Additionally, the Senior Subordinated Term Loan is required to be reflected as a current liability on Revlon’s balance sheet if it is outstanding on September 30, 2009. As we approach the maturity date of the Senior Subordinated Term Loan, in order to refinance or repay such loan the Company may be required to refinance RCPC’s indebtedness, seek to sell additional Revlon equity or debt securities or RCPC debt securities or seek additional capital contributions or loans from MacAndrews & Forbes or from the Company’s other affiliates or third parties. The Company may be unable to take any of these actions, because of a variety of commercial or market factors or constraints in RCPC’s debt instruments, including, without limitation, market conditions being unfavorable for an equity or debt issuance, additional capital contributions or loans not being available from affiliates and/or third parties, or that the transactions may not be permitted under the terms of the various debt instruments then in effect, such as due to restrictions on the incurrence of debt, incurrence of liens, asset dispositions and/or related party transactions. Any such actions could be at a cost in excess of the current cost of RCPC’s indebtedness and not in the best interests of the Company and Revlon’s unaffiliated stockholders, especially in light of the ongoing uncertainty in credit markets due to the economic downturn. Furthermore, the failure to repay the Senior Subordinated Term Loan at its maturity would trigger an event of default under the indenture governing the 9 1/2% Senior Notes and under RCPC’s credit agreements, which would otherwise be due in April 2011 and January 2012, respectively. Moreover, we have received no assurances from MacAndrews & Forbes that, absent the consummation of the Exchange Offer and, with it, the Senior Subordinated Term Loan Amendment, MacAndrews & Forbes would be willing to extend the maturity date of the Senior Subordinated Term Loan or would be willing to provide additional loans or make additional capital contributions to us, and the only proposals regarding extending the maturity of the Senior Subordinated Term Loan that have been received from MacAndrews & Forbes were the April 13 proposal and the May 26 alternative, each of which is described below in “— Background of the Transactions,” and this Exchange Offer.

Opportunity to Exchange Class A Common Stock for Series A Preferred Stock

As a result of the Exchange Offer, each unaffiliated Revlon stockholder will have the choice of retaining his, her or its shares of Class A Common Stock or exchanging such shares for Series A Preferred Stock. Please see the section entitled “Material Differences Between Class A Common Stock and Series A Preferred Stock” for a description of the differences between the Class A Common Stock and the Series A Preferred Stock.

Certain Effects of the Exchange Offer

Effect on Ownership Structure of Revlon

Although MacAndrews & Forbes has agreed that it will not tender its shares in the Exchange Offer because it is participating in the transaction by other means, in connection with, and subject to consummation of, the Exchange Offer, MacAndrews & Forbes and RCPC will amend the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC to extend the maturity date from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer and change the annual interest rate from 11% to 12.75%. Conditioned upon and effective upon the consummation of the Exchange Offer, MacAndrews & Forbes will enter into the Senior Subordinated Term Loan Amendment and contribute $3.71 of aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of aggregate outstanding principal of the Senior Subordinated Term Loan, and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer. This arrangement is discussed in detail in the section entitled “The Contribution and Stockholder Agreement.”

Set forth below, for illustrative purposes only, are four scenarios that indicate the effect that the Exchange Offer could have on MacAndrews & Forbes’ relative percentage ownership of our outstanding shares and combined voting power. As of the date of this Offer to Exchange, MacAndrews & Forbes owned approximately 58.2% of our

Class A Common Stock and 100% of our Class B Common Stock, together representing approximately 74.6% of the combined voting power of such shares as of such date and time.

SCENARIO A — All shares of Class A Common Stock held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer.  MacAndrews & Forbes will beneficially own 48,443,072 shares of our Class A Common Stock, representing 100% of our outstanding Class A Common Stock, will continue to beneficially own 3,125,000 shares of our Class B Common Stock, representing 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing approximately 79.8% of the combined voting power of all of our outstanding equity securities.

SCENARIO B — Insufficient number of shares of Class A Common Stock held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer to meet the Minimum Condition of 10,117,669 shares.  The Exchange Offer will not be consummated, and MacAndrews & Forbes will continue to beneficially own 28,207,735 shares of Class A Common Stock, representing approximately 58.2% of our outstanding Class A Common Stock and 3,125,000 shares of our Class B Common Stock, representing 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing approximately 74.6% of the combined voting power of our Class A Common Stock and Class B Common Stock and the Senior Subordinated Term Loan Amendment and the Contribution and Stockholder Agreement will not be effective.

SCENARIO C — Only a sufficient number of shares of Class A Common Stock to meet the Minimum Condition of 10,117,669 shares are tendered by Revlon’s unaffiliated stockholders, but no other shares of Class A Common Stock held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer.  MacAndrews & Forbes will beneficially own 38,325,404 shares of our Class A Common Stock, representing approximately 79.2% of our outstanding Class A Common Stock, will continue to beneficially own 3,125,000 shares of our Class B Common Stock, representing 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing approximately 77.5% of the combined voting power of all our outstanding equity securities.

SCENARIO D — A sufficient number of shares of Class A Common Stock are tendered in the Exchange Offer by Revlon’s unaffiliated stockholders such that MacAndrews & Forbes is eligible to consummate a short-form merger under Section 253 of the DGCL by reason of its 90% ownership.  Pursuant to the Contribution and Stockholder Agreement, (i) MacAndrews & Forbes or one of its subsidiaries will as soon as reasonably practicable seek to consummate, or cause to be consummated, a short-form merger in accordance with Section 253 of the DGCL pursuant to which the holders of Class A Common Stock (other than MacAndrews & Forbes or its affiliates) will receive Series A Preferred Stock or shares of preferred stock in the surviving corporation of such transaction with terms substantially identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock) and (ii) MacAndrews & Forbes will contribute to Revlon, in each case effective upon the consummation of such short-form merger, $3.71 of the outstanding principal amount of the loan under the Senior Subordinated Term Loan, for each share of Class A Common Stock exchanged in such short-form merger (provided that MacAndrews & Forbes will not contribute more than $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan pursuant to the short-form merger and the Exchange Offer), in connection with the issuance by the Company to MacAndrews & Forbes or its designee, of one share of Class A Common Stock for each share of Class A Common Stock exchanged in such short-form merger. Upon consummation of such a short-form merger, MacAndrews & Forbes will beneficially own 100% of our Class A Common Stock, will continue to beneficially own 100% of our outstanding Class B Common Stock, will own none of our Series A Preferred Stock and will beneficially own shares representing 79.8% of the combined voting power of all our outstanding equity securities. All shares of Series A Preferred Stock will remain outstanding.

		Approximate
		MacAndrews	Approximate
		& Forbes	MacAndrews
	No. of Shares of	Percentage	& Forbes
	Class A Common	Ownership of	Percentage of
	Stock	Class A Common	Combined Voting
Scenario	Exchanged	Stock	Power

A	20,235,337	100%	79.8%
B	0	58.2%	74.6%
C	10,117,669	79.2%	77.5%
D	15,391,030 tendered in Exchange Offer 4,844,307 converted in short-form merger	100%	79.8%

Effects on Listing, Registration and Status of Revlon Common Stock

To the extent that stockholders tender Class A Common Stock into the Exchange Offer, the consummation of the Exchange Offer will reduce the daily trading volume and could adversely affect the liquidity and market value of the remaining shares of Class A Common Stock held by Revlon’s unaffiliated stockholders. The consummation of the Exchange Offer can also be expected to reduce the number of holders of Class A Common Stock. The reduction in the number of holders of Class A Common Stock could also decrease analyst coverage of Revlon. We cannot predict whether the reduction in the number of shares of Class A Common Stock that might otherwise trade publicly would have an adverse effect on the market price or marketability of the Class A Common Stock or whether it would cause future market prices to be greater or less than future market prices, if any, of the Series A Preferred Stock.

Revlon’s Class A Common Stock is currently registered as a class of equity security under the Exchange Act. Registration of the Class A Common Stock under the Exchange Act may be terminated upon application by Revlon to the SEC if the Class A Common Stock is not listed on a national securities exchange and there are fewer than 300 record holders of the outstanding shares. We do not expect the Series A Preferred Stock to be traded on any securities exchange.

If the Exchange Offer is consummated, Revlon and MacAndrews & Forbes have agreed pursuant to the Contribution and Stockholder Agreement that, for the four-year period following consummation of the Exchange Offer, during any period in which Revlon is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, Revlon will still file or furnish, as appropriate, on a voluntary basis all periodic and other reports with the SEC that are required of a company that is subject to such reporting requirements.

Depending upon the number of shares of Class A Common Stock exchanged in the Exchange Offer, the Class A Common Stock may no longer meet the requirements for continued listing on the NYSE. The NYSE would consider disqualifying the Class A Common Stock for listing on the NYSE if, among other possible grounds, (1) the number of publicly held shares of Class A Common Stock falls below 600,000, (2) the total number of record and beneficial holders, taken together, of Class A Common Stock falls below 400, (3) the total number of record and beneficial holders, taken together falls below 1,200 and the average monthly trading volume of the Class A Common Stock falls below 100,000 shares (for the most recent 12 months), (4) the market value of publicly held shares of Class A Common Stock over a 30 consecutive trading day period falls below $15 million or (5) the average closing price of the Class A Common Stock is less than $1.00 over a consecutive 30 NYSE trading day period.

If the NYSE were to de-list our Class A Common Stock, it is possible that the Class A Common Stock would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Class A Common Stock would be reported by other sources.

During the four years following the consummation of the Exchange Offer, unless a short-form merger is consummated in accordance with the Contribution and Stockholder Agreement, we will use our reasonable best efforts to maintain the listing of our Class A Common Stock on the NYSE; if our Class A Common Stock is de-listed from the NYSE, we will use our reasonable best efforts to have our Class A Common Stock listed on another national securities exchange; and, in the event we are unable using our reasonable best efforts to cause the Class A

Common Stock to be listed on another national securities exchange after it is de-listed from the NYSE, we will use our reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that such agreement will not prevent MacAndrews & Forbes or the Company from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by the Contribution and Stockholder Agreement.

The extent of the public market for such Class A Common Stock and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of shares of Class A Common Stock that might otherwise trade publicly would have an adverse effect on the market price for or marketability of the Class A Common Stock or whether it would cause future market prices to be greater or less than the value of the Series A Preferred Stock.

We do not intend to list the Series A Preferred Stock on any securities exchange.

Revlon’s Class A Common Stock currently constitute “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on collateral of the Class A Common Stock. Following the consummation of the Exchange Offer, Revlon Class A Common Stock may no longer constitute “margin securities” for purposes of the margin regulations of such Board of Governors and, therefore, may no longer constitute eligible collateral for credit extended by brokers.

The Series A Preferred Stock will not constitute “margin securities” for purposes of the margin regulations of such Board of Governors of the Federal Reserve System and, therefore, will not constitute eligible collateral for credit extended by brokers.

Operations of Revlon Following the Exchange Offer

Except as described in this Offer to Exchange, Revlon has no, and MacAndrews & Forbes has informed us that it has no, current plans or proposals or negotiations which relate to or would result in an extraordinary corporate transaction, such as a change of control transaction, merger, reorganization, or liquidation; a purchase, sale or transfer of a material amount of assets; a material change in Revlon’s present dividend policy, or indebtedness or capitalization; a change in Revlon’s present Board of Directors or management; a material change in Revlon’s corporate structure or business; the acquisition by any person of additional securities of Revlon or the disposition of any securities by Revlon; or any change in Revlon’s charter or bylaws, other than the possible deregistration of the Class A Common Stock under the Exchange Act and the possible de-listing of the Class A Common Stock from the NYSE.

During the first quarter of 2009, RCPC used $16.5 million to repurchase an aggregate principal amount of $23.9 million of the 9 1/2% Senior Notes and paid an additional $1.2 million of accrued and unpaid interest and fees through the respective dates of the repurchases.

During the second quarter of 2009, RCPC used $6.3 million to repurchase an aggregate principal amount of $7.0 million of its 9 1/2% Senior Notes and paid an additional $0.2 million of accrued and unpaid interest and fees through the respective dates of the repurchases.

As a result of these repurchases, the Company recorded a net gain of $7.5 million during the first half of 2009, which is net of the write-off of the ratable portion of unamortized debt discount and deferred financing fees.

After these repurchases, the repurchased notes were cancelled and there remained outstanding $359.1 million aggregate principal amount of the 9 1/2% Senior Notes at June 30, 2009.

The Company may also, from time to time, seek to retire or purchase its outstanding debt in open market purchases, in privately negotiated transactions or otherwise. Such retirement or purchase of debt may be funded with operating cash flows of the business or other sources and will depend upon prevailing market conditions, liquidity requirements, contractual restrictions and other factors, and the amounts involved may be material.

We do not have a history of paying dividends on our Class A Common Stock. Revlon is a holding company with no business operations of its own and its only material asset is all of the outstanding capital stock of RCPC through which Revlon conducts its business operations. Accordingly, Revlon is dependent on the earnings and cash flow of, and dividends and distributions from, RCPC to pay Revlon’s expenses incidental to being a public holding company and dividends, if any, on Revlon’s outstanding securities. The terms of RCPC’s bank credit agreements, its 9 1/2% Senior Notes indenture and the Senior Subordinated Term Loan currently restrict RCPC’s ability to pay dividends or make distributions to Revlon, except in limited circumstances, which restricts our ability to pay dividends on our Class A Common Stock. We expect that quarterly dividends on our Series A Preferred Stock and Series B Preferred Stock will be funded by interest received by us from RCPC on the portion of the Senior Subordinated Term Loan that is contributed to us by MacAndrews & Forbes. See “Material Differences Between Class A Common Stock and Series A Preferred Stock” and “Senior Subordinated Term Loan Amendment.”

Alternatives to the Exchange Offer

In addition to the Exchange Offer and the related April 13 proposal and the May 26 alternative proposed by MacAndrews & Forbes, each of which is described in detail in “— Background of the Transactions,” Revlon also considered a rights offering, refinancing the Senior Subordinated Term Loan with new subordinated indebtedness, and maintaining the status quo.

Rights Offering

In September 2008, Revlon announced its intention to reduce its debt by $170 million. The debt reduction was to have been achieved in two steps. In the first step, Revlon was to use $63 million of the net proceeds from the sale of its Bozzano business in Brazil to repay $63 million of the then-$170 million principal amount of the Senior Subordinated Term Loan. Revlon completed the $63 million repayment of the Senior Subordinated Term Loan, after board approval (with the MacAndrews & Forbes directors abstaining from the vote), because of the nearing maturity date of such loan and because that debt was subject to the highest interest rate of Revlon’s debt.

In the second step Revlon intended to commence a $107 million equity rights offering that would have allowed stockholders to purchase additional shares of Revlon Class A Common Stock. Upon closing the rights offering, Revlon intended to use the net proceeds of such equity issuance to fully repay the remaining balance of the Senior Subordinated Term Loan. While Revlon has continued to monitor the equity markets closely to assess the timing of a potential rights offering, thus far we have not found conditions in the marketplace to be conducive to such an offering.

Subordinated Indebtedness

From time to time, we have explored the possibility of refinancing the Senior Subordinated Term Loan through subordinated indebtedness. The terms and conditions available for any such financing have not been viewed by the Company to be favorable.

MacAndrews & Forbes Proposals

As explained below under “— Background of the Transactions,” the Special Committee of our Board of Directors evaluated two related proposals made by MacAndrews & Forbes that would have extinguished, in part, and extended the terms of the Senior Subordinated Term Loan in each case in a merger transaction in which all shares of Class A Common Stock held by Revlon’s unaffiliated stockholders would have been converted into shares of preferred stock having substantially similar financial characteristics to the Series A Preferred Stock. In evaluating those proposals, the Special Committee concluded that, because its financial advisor indicated that it would not be able to render an opinion that the consideration to be offered to Revlon’s unaffiliated stockholders in those proposed mergers was fair, from a financial point of view, to Revlon’s unaffiliated stockholders, the Special Committee was not able to recommend those proposals to our Board of Directors. The financial advisor to the Special Committee of our Board of Directors was not retained to advise and did not advise the Special Committee or our Board of Directors in connection with the Exchange Offer. The Special Committee did not evaluate the terms of or take a position with respect to the Exchange Offer. As discussed below under “— Position of Revlon as to the Fairness of the Exchange Offer,” our Board of Directors has determined that the Exchange Offer is fair to the Company and Revlon’s unaffiliated stockholders.

Maintaining the Status Quo

Our Board of Directors considered the alternative of taking no action.

As discussed above in “Special Factors — Purpose of and Reasons for the Exchange Offer — Extension of Maturity of Senior Subordinated Term Loan,” as we approach the maturity date of the Senior Subordinated Term Loan, in order to repay or refinance the Senior Subordinated Term Loan the Company may be required to refinance RCPC’s indebtedness, seek to sell additional Revlon equity or debt securities or RCPC debt securities or seek additional capital contributions or loans from MacAndrews & Forbes or from the Company’s other affiliates or third parties. The Company may be unable to take any of these actions, because of a variety of commercial or market factors or constraints in RCPC’s debt instruments, including, without limitation, market conditions being unfavorable for an equity or debt issuance, additional capital contributions or loans not being available from affiliates and/or third parties, or that the transactions may not be permitted under the terms of the various debt instruments then in effect, such as due to restrictions on the incurrence of debt, incurrence of liens and/or related party transactions. Any such actions could be at a cost in excess of the current cost of RCPC’s indebtedness and not in the best interests of the Company and Revlon’s unaffiliated stockholders, especially in light of the ongoing uncertainty in credit markets due to the economic downturn. Furthermore, the failure to repay the Senior Subordinated Term Loan at its maturity would trigger an event of default under the indenture governing RCPC’s 9 1/2% Senior Notes and under RCPC’s credit agreements, which would otherwise be due in April 2011 and January 2012, respectively. In addition, we have received no assurances from MacAndrews & Forbes that, absent the consummation of the Exchange Offer and, with it, the Senior Subordinated Term Loan Amendment, MacAndrews & Forbes would be willing to extend the maturity date of the Senior Subordinated Term Loan or would be willing to provide additional loans or make additional capital contributions to us. Furthermore, the failure to repay the Senior Subordinated Term Loan at its maturity would trigger an event of default under the indenture governing RCPC’s 9 1/2% Senior Notes and under RCPC’s credit agreements, which would otherwise be due in April 2011 and January 2012, respectively.

Background of the Transactions

MacAndrews & Forbes has owned a controlling interest in Revlon since 1985.

In order to repay approximately $167 million of its 8 5/8% Senior Subordinated Notes due on February 1, 2008, in January 2008, RCPC entered into the then $170 million Senior Subordinated Term Loan, dated as of January 30, 2008, with MacAndrews & Forbes, pursuant to which MacAndrews & Forbes lent $170 million to RCPC with a maturity date of August 2009. In entering into Senior Subordinated Term Loan Agreement with MacAndrews & Forbes, the Board of Directors of Revlon considered the fact that the Senior Subordinated Term Loan from MacAndrews & Forbes was being provided on terms more favorable than those that were available to the Company from commercial lenders at both the time of entering into the loan and its extension.

In July 2008, the Company consummated the disposition of its non-core Bozzano business, a leading men’s hair care and shaving line of products, and certain other non-core brands, including Juvena and Aquamarine (which were sold by the Company only in the Brazilian market) and in September 2008, Revlon found it advisable to use a portion of the proceeds from the Bozzano sale transaction to repay its indebtedness with the nearest maturity and highest interest cost, which was the Senior Subordinated Term Loan from MacAndrews & Forbes. Therefore, RCPC used $63 million of the net proceeds from the Bozzano sale transaction to partially repay $63 million of the outstanding aggregate principal amount under the Senior Subordinated Term Loan Agreement. Following such partial repayment, there remained outstanding $107 million in aggregate principal amount outstanding under the Senior Subordinated Term Loan. In November 2008, the Senior Subordinated Term Loan was amended to extend the maturity date. Pursuant to this amendment, the Senior Subordinated Term Loan is currently scheduled to mature on the earlier of (a) the date that Revlon issues equity with gross proceeds of at least $107 million, which proceeds would be contributed to RCPC and used to repay the $107 million remaining aggregate principal balance under the Senior Subordinated Term Loan, or (b) August 1, 2010.

In the summer of 2008, Revlon was approached by a few companies regarding a potential acquisition of or other potential strategic transaction involving the Company. As a result, Revlon engaged in a process of exploring various strategic transactions. On August 5, 2008, the Company’s Board of Directors met to receive an update on developments regarding any such strategic transactions, including the fact that the Company’s discussions with most third parties regarding a strategic transaction had terminated and that the process had yielded one non-binding preliminary conditional indication of interest from a third party for a potential strategic transaction indicating a split-adjusted range of between $25.00 and $35.00 per share of the Company’s Common Stock. This preliminary indication was subject to numerous conditions, including due diligence conditions, receipt of Board of Directors approval and conditions that the third party raise the financing necessary to effect a transaction, and there were no assurances that any such financing could be obtained, especially in light of the extremely uncertain financing environment which evolved into a global financial crisis shortly thereafter. Further exploratory discussions with the third party did not result in any binding or executable proposal. The exploration process was terminated in August 2008 before the worldwide financial crisis froze the U.S. and global capital markets.

In March 2009, MacAndrews & Forbes began to consider alternative capital structures for Revlon in order to (1) address the repayment of the Senior Subordinated Term Loan which was coming due in August 2010, and (2) address the perception that the Revlon brand and business were being adversely affected by the Company’s low stock price, in a manner that would provide an attractive alternative for Revlon’s unaffiliated stockholders. MacAndrews & Forbes’ concern regarding the August 2010 maturity of the Senior Subordinated Term Loan was, in part, based on the fact that the Senior Subordinated Term Loan being classified as a current maturity on Revlon’s balance sheet at September 30, 2009, could have a negative impact on Revlon’s business, and also its belief that the continued illiquidity of the credit markets would likely make refinancing the Senior Subordinated Term Loan, in addition to the other substantial senior debt of Revlon maturing thereafter, extremely expensive and potentially significantly dilutive to Revlon’s unaffiliated stockholders (assuming it could be refinanced at all). To assist with these efforts, MacAndrews & Forbes hired Gleacher Partners, LLC (which, as a result of its acquisition by Broadpoint Gleacher Securities Group, Inc. is referred to as “Broadpoint-Gleacher”) as its financial advisor, and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as its legal counsel.

During March 2009 and April 2009, MacAndrews & Forbes had a few preliminary general discussions with Fidelity, the largest of Revlon’s unaffiliated stockholders (beneficially owning approximately 7,697,114 shares of Class A Common Stock as of December 31, 2009, representing approximately 15.9% of the currently outstanding Class A Common Stock), regarding potential alternative capital structures for Revlon to address the Company’s low stock price and the impending maturity of the Senior Subordinated Term Loan. On April 6, 2009, Mr. Barry F. Schwartz, MacAndrews & Forbes’ Executive Vice Chairman and Chief Administrative Officer, met with a representative of Fidelity to discuss the possibility of a transaction in which MacAndrews & Forbes would contribute to the Company the majority of the principal amount of the Senior Subordinated Term Loan which the Company would then use as the basis to issue a new series of preferred stock, having seniority over the common stock, a fixed dividend and maturity and the ability to participate to a limited extent with the holders of Revlon common stock upon any sale of Revlon in the near term. Mr. Schwartz explained that as a result of this transaction, MacAndrews & Forbes and certain of its affiliates would beneficially own all of the Revlon common stock and all other holders of Revlon Class A Common Stock prior to such transaction would hold an equivalent number of shares of the newly-issued preferred stock. Mr. Schwartz explained that MacAndrews & Forbes was not looking for Fidelity’s agreement as to the terms of a transaction, but wished to know if Fidelity would be opposed to MacAndrews & Forbes making such a proposal to the Company’s Board of Directors. MacAndrews & Forbes has indicated to us that, at that meeting and in follow-up conversations, representatives of Fidelity expressed their appreciation of the merits of such a transaction.

On April 13, 2009, MacAndrews & Forbes sent a proposal letter to the independent directors of Revlon outlining the terms of a potential transaction which would result in MacAndrews & Forbes and certain of its affiliates owning 100% of the outstanding Class A Common Stock and Class B Common Stock, which we refer to as the “April 13 proposal.” The April 13 proposal was for a merger transaction in which each share of Class A Common Stock, other than shares beneficially owned by MacAndrews & Forbes and its affiliates, would be converted into one share of preferred stock. The terms of the preferred stock would include: (a) a liquidation preference of $3.74 per share of preferred stock (based on approximately 20.042 million shares of Class A Common Stock outstanding at that time), representing a premium of 40% to the $2.70 volume weighted 30-day average closing price for the Class A Common Stock at that time, (b) payment of quarterly cash dividends of 12.5% per year, (c) mandatory redemption four years from issuance at a price equal to the liquidation preference plus accrued but unpaid dividends, (d) a contingent payment designed to result in Revlon stockholders receiving a payment

(described below) in exchange for their shares in Revlon if a sale of Revlon were consummated under certain circumstances during the two-year period following the transaction (which we refer to as the “contingent payment”), and (e) voting rights on a one-for-one basis with the Class A Common Stock of Revlon.

The contingent payment proposed in the April 13 proposal was structured so that the preferred stockholders would receive a proportional share of any amount over approximately $240 million of equity value generated in a sale of Revlon during the two years following the transaction, capped at an equity valuation for Revlon of approximately $617 million (which, at such valuation, would yield total payments, including payments payable upon the occurrence of one of certain specified change of control transactions, the liquidation preference and any dividends, to Revlon’s unaffiliated stockholders, of $12.00 per share). Alternatively, if a sale of Revlon were not consummated within that two-year period, holders would receive $1.00 in cash per share of preferred stock at the end of the two year period (which would, at the end of the four-year term, yield total payments, including payment of the liquidation preference and any dividends, to Revlon’s unaffiliated stockholders of $6.61 per share). In the April 13 proposal, MacAndrews & Forbes also indicated that it had no present intention of disposing of its equity stake in Revlon.

On April 17, 2009, the price per share of Class A Common Stock increased from $2.85 to $3.93, an increase of approximately 37.8%. As a result of this increase, Revlon determined that it would be advisable to disclose the April 13 proposal and MacAndrews & Forbes agreed with this determination. On April 20, 2009, Revlon issued a press release disclosing the receipt of the proposal.

On that same day, the independent directors of Revlon met to discuss the April 13 proposal.

On April 28, 2009, the Revlon Board of Directors, at a regularly scheduled meeting, approved, on the timetable previously proposed, a management transition plan that had previously been presented to and deliberated on by the Board of Directors, including electing David L. Kennedy (then President and Chief Executive Officer of Revlon and RCPC) as Vice Chairman of Revlon and RCPC and Alan T. Ennis (then Chief Financial Officer of Revlon and RCPC) as Chief Executive Officer of Revlon and RCPC, in each case effective May 1, 2009.

After that meeting, the independent members of the Board of Directors of Revlon determined which independent directors would serve on the Special Committee of the Board that would evaluate the April 13 proposal. The independent directors also determined to engage Gibson, Dunn & Crutcher LLP, which we refer to as “Gibson,” as its legal advisor, after consideration of Gibson and several other major law firms.

On April 30, 2009, Revlon announced its earnings for the fiscal quarter ended March 31, 2009 and the price per share of Class A Common Stock increased from $3.54 to $4.74, an increase of approximately 33.9%.

On May 5, 2009, the Special Committee of the Board of Directors of Revlon held a meeting. At that meeting, after discussion and consideration of several potential financial advisors, the independent directors determined to engage Barclays Capital Inc., which we refer to as “Barclays Capital,” as its financial advisor, for the purpose of providing financial advisory services to the Special Committee with respect to the April 13 proposal.

On May 6, 2009, at a special meeting of Revlon’s Board of Directors, the Board of Directors met to officially authorize the creation of a Special Committee to consider the April 13 proposal. At this meeting, Messrs. Ronald Perelman, Barry Schwartz and David Kennedy, the three members of the Revlon Board of Directors who are also directors or officers of MacAndrews & Forbes, recused themselves from discussion and consideration of the authorization of the Special Committee. Revlon’s Board of Directors then considered the independence of each of Messrs. Alan Bernikow, Paul Bohan, Meyer Feldberg and Kenneth Wolfe and Ms. Debra Lee in connection with evaluating each for service on the Special Committee and determined that none of Messrs. Bernikow, Bohan, Feldberg or Wolfe or Ms. Lee had, or was subject to, any interest that, in the opinion of Revlon’s Board of Directors, would interfere with the exercise by any of these persons of his or her independent judgment as a member of the Special Committee. Revlon’s Board of Directors unanimously (with Messrs. Perelman, Schwartz and Kennedy recusing themselves) adopted resolutions formally constituting the Special Committee and authorizing the Special Committee to exercise the power of the Revlon Board of Directors with respect to the evaluation of the April 13 proposal. The Special Committee’s mandate included, among other things, the authority to: (a) evaluate, consider, review and respond to the April 13 proposal, (b) negotiate the terms of the April 13 proposal, (c) determine whether the April 13 proposal was advisable, fair to, and in the best interests of Revlon and its stockholders (other than

MacAndrews & Forbes and its affiliates), (d) provide any recommendation to the Revlon Board of Directors or its stockholders for their consideration of approving the terms of the April 13 proposal and (e) retain, in its sole discretion and at Revlon’s expense, legal counsel and a financial advisor. The mandate provided that the Special Committee was not required to take any particular action with respect to the April 13 proposal. The Special Committee’s mandate did not extend to seeking and evaluating alternatives to the April 13 proposal as MacAndrews & Forbes had stated to the Board that it had no present intention to dispose of its equity stake in Revlon.

On that same day, members of Revlon’s management gave a presentation on the Company’s business to Barclays Capital, including the Company’s then latest available 2009 financial forecast and the Company’s preliminary plans to undergo an organizational restructuring, and subsequently delivered further requested information concerning the Company’s business to Barclays Capital.

On May 7, 2009, representatives of Barclays Capital and Gibson met with MacAndrews & Forbes and its advisors at the request of the Special Committee to ask certain questions to confirm their understanding of the April 13 proposal. At the meeting, the representatives of MacAndrews & Forbes confirmed that the April 13 proposal was for a transaction in which, if the Special Committee approved the transaction, MacAndrews & Forbes and its affiliates, as the controlling stockholders of Revlon, would act by written consent (as permitted by the governing documents of Revlon) to approve the transaction.

On May 8, 2009, Wachtell Lipton sent Gibson a draft Agreement and Plan of Merger, a draft Certificate of Designation of Series A Preferred Stock and a transaction structure chart in connection with the April 13 proposal. The draft Certificate of Designation indicated a liquidation preference for the new preferred stock of $3.71 per share (based on approximately 20.193 million shares of Class A Common Stock outstanding as of April 30, 2009 held by Revlon’s unaffiliated stockholders). The substantive terms of the draft Certificate of Designation were otherwise substantially similar to those outlined in the April 13 proposal.

On May 11, 2009, at a meeting of the Special Committee, the Special Committee discussed with Gibson and Barclays Capital the April 13 proposal and the prior week’s meetings with Revlon and MacAndrews & Forbes. Barclays Capital and Gibson provided the Special Committee with a detailed review of the terms of the April 13 proposal.

On May 12, 2009, management of Revlon spoke with representatives of Barclays Capital to discuss Revlon’s consideration of a possible worldwide organizational restructuring and the possible financial impacts of that restructuring.

On May 13, 2009, management of Revlon met with representatives of Barclays Capital to present the Company’s long-range financial projections, including the detailed assumptions underlying such long-range financial projections. Management noted that one of the major assumptions was RCPC refinancing all of its existing long-term debt, including its 2006 bank term loan and revolver facility, its 9 1/2% Senior Notes and the Senior Subordinated Term Loan, at existing terms and rates. Management indicated that, under current conditions, RCPC was highly unlikely to refinance its existing long-term debt at the same interest rates. On May 18, 2009, management of Revlon met with Broadpoint-Gleacher to present the same long-range financial projections, including the detailed assumptions underlying such long-range financial projections.

On May 15, 2009, management of Revlon spoke with representatives of Barclays Capital in two separate telephone conferences. One discussed due diligence questions regarding Revlon’s tax position and the other discussed further Revlon’s possible worldwide organizational restructuring (which was later announced in May 2009).

The Special Committee held a meeting on May 18, 2009, to further discuss the April 13 proposal. At that meeting, representatives of Barclays Capital gave the Special Committee a presentation covering the financial aspects of the April 13 proposal. See “Special Factors — Preliminary Draft Report of Special Committee’s Financial Advisor” for additional information on Barclays Capital’s valuation analyses.

On May 22, 2009, the Special Committee held another meeting, at which representatives of Barclays Capital and Gibson discussed with the Special Committee the approach to negotiating with MacAndrews & Forbes in light of the financial analyses. The Special Committee instructed Barclays Capital to immediately convey to MacAndrews & Forbes the valuation issues raised by the April 13 proposal and the Special Committee’s strong preference for an all-cash transaction.

Later that day, representatives of Barclays Capital and Gibson had a conference call with representatives of MacAndrews & Forbes and its advisors to discuss the Special Committee’s views with respect to the April 13 proposal. During this call, representatives of Barclays Capital communicated the Special Committee’s belief that the value of the April 13 proposal was below the then current market price of the Class A Common Stock, the Special Committee’s preference for an all-cash transaction and Barclays Capital’s belief that there were substantial difficulties in valuing the preferred stock offered in the April 13 proposal, because, among other things, of the uncertainty as to the availability of surplus to lawfully pay dividends, the liquidation value or any contingent amounts and absence of a trading market and the potential for future dilution of the preferred stock.

On May 24, 2009, the Special Committee held another telephonic meeting, at which representatives of Barclays Capital and Gibson updated the Special Committee on the May 22 discussion with MacAndrews & Forbes and its advisors, including MacAndrews & Forbes request for a meeting with the Special Committee’s advisors. The Special Committee instructed Barclays Capital and Gibson to continue to negotiate with MacAndrews & Forbes and its advisors concerning the terms of the April 13 proposal to see if the value level of that proposal could be improved.

In light of these developments, on May 26, 2009, representatives of Barclays Capital and Gibson met with representatives of MacAndrews & Forbes and its advisors to further discuss the April 13 proposal. At this meeting, representatives of MacAndrews & Forbes emphasized the importance of the structure as originally proposed, that MacAndrews & Forbes’ April 13 proposal was intended to address the impending maturity of RCPC’s Senior Subordinated Term Loan from MacAndrews & Forbes and why MacAndrews & Forbes was unwilling to make a cash offer. In response to the Special Committee’s valuation concerns, MacAndrews & Forbes offered to increase the dividend rate on the new preferred stock from 12.5%, as originally proposed, to 12.75%, and to offer Revlon stockholders the alternative of taking $4.75 in liquidation preference instead of the $3.71 in liquidation preference, and without the component of the contingent payment or the $1.00 per share special dividend payable in the event that no change of control of Revlon were consummated within two years of the issuance of the new preferred stock (which we refer to as the “May 26 alternative”).

Following this meeting, on the same day, the Special Committee held a telephonic meeting in which representatives of Barclays Capital and Gibson updated the Special Committee on the discussions from earlier that day. Barclays Capital advised the Special Committee that it believed adding the May 26 alternative was essentially the same as the April 13 proposal but a minor improvement in terms of the dividend rate payable to holders of the preferred stock when compared to the original April 13 proposal. The Special Committee asked its advisors whether it would be advisable to propose a counter-offer, and the advisors advised that in light of the history of discussions making a counterproposal was not likely to be productive. In addition, Barclays Capital explained that waiting for public disclosure of a possible worldwide organizational restructuring being considered by Revlon would be advisable.

On May 28, 2009, Revlon issued a press release announcing the implementation of the worldwide organizational restructuring that had previously been discussed with the Board of Directors, including the members of the Special Committee, and commenting on the Company’s forecast for the second quarter of 2009 indicating that results for the quarter would be affected by a number of factors, including the fact that the rate of growth of the mass color cosmetics category had started to slow, that retailers were carefully examining and optimizing inventory levels and the unfavorable impact of foreign currency fluctuations and pension expense.

Also on May 28, 2009, the Special Committee held a telephonic meeting during which Barclays Capital summarized the views of its fairness committee with respect to the original MacAndrews & Forbes April 13 proposal and the May 26 alternative, based on the status of discussions at that time. Barclays Capital indicated that its internal fairness committee had determined that, if asked, Barclays Capital would not be able to render an opinion that the consideration to be offered to holders of Revlon’s Class A Common Stock (other than MacAndrews & Forbes and its affiliates) in the Merger was fair, from a financial point of view to such holders of Revlon Class A Common Stock. Barclays Capital was not retained to advise, and has not advised, the Special

Committee of the Board of Directors in connection with the Exchange Offer. The independent directors determined not to retain a financial advisor to opine on the fairness, from a financial point of view, of the Exchange Offer because, among other things, the Exchange Offer is structured as a voluntary transaction.

Later that day, Gibson conveyed to Wachtell Lipton that the Special Committee would not be able to recommend the April 13 proposal or the May 26 alternative.

Following a discussion with MacAndrews & Forbes, Wachtell Lipton and Gibson discussed an alternative transaction structure in which, instead of a merger, the Company would conduct a voluntary exchange offer offering consideration with financial terms similar to the alternatives that had been discussed, such that the Company’s Class A common stockholders (other than MacAndrews & Forbes and its affiliates) could individually determine whether to tender their shares into such offer in exchange for the new preferred stock (which transaction we hereafter refer to as the “exchange offer”). MacAndrews & Forbes also informed Fidelity of this proposal in order to determine whether Fidelity would be supportive of such an exchange offer with Series A Preferred Stock terms consistent with the terms described to Fidelity. Fidelity indicated that, although no investment decision to participate in the Exchange Offer had been made by Fidelity on behalf of itself or its funds and accounts and an investment decision would be subject to its review of SEC filings disclosing the Exchange Offer, Fidelity would view the Exchange Offer as an attractive potential investment opportunity, provided it meets the investment needs of Fidelity and its funds and accounts.

On June 1, 2009, the Special Committee held a meeting at which Gibson informed the Special Committee of MacAndrews & Forbes’ interest in pursuing the exchange offer. Gibson also explained that while such a transaction would be proposed for approval by the entire Board of Directors, and not specifically the Special Committee, MacAndrews & Forbes and the Company had each conveyed its desire that Gibson, acting as a representative of all of the independent members of the Board of Directors of Revlon, continue to work together with Wachtell Lipton to assess the feasibility and negotiate the terms of the exchange offer. The Special Committee unanimously agreed that Gibson would continue to represent all of the independent directors of the Board in connection with the exchange offer, subject to confirmation from the other independent directors who were not members of the Special Committee. On June 4, 2009, the Special Committee met again with its advisors, at which time Gibson informed the Special Committee of MacAndrews & Forbes’ continued interest in pursuing the exchange offer.

On June 4, 2009, Barclays Capital met with Revlon management to discuss Revlon’s operating performance to date and the sources of the anticipated earnings shortfall in Revlon’s second quarter 2009 quarterly earnings versus the second quarter of 2008, and the factors contributing to such shortfall, as described above.

On June 8, 2009, the Special Committee, together with other independent directors of Revlon not affiliated with MacAndrews & Forbes, met with Barclays Capital and Gibson to discuss the status of the April 13 proposal and the May 26 alternative. Gibson further discussed the possibility of an exchange offer with its members of the Special Committee.

On June 9, 2009, the Special Committee, together with other independent directors of Revlon not affiliated with MacAndrews & Forbes, met with its advisors. Gibson informed the Special Committee that MacAndrews & Forbes’ legal advisors at Wachtell Lipton confirmed that the Special Committee was not being asked to accept or act upon the original April 13 proposal by MacAndrews & Forbes or the May 26 alternative, and that the only transaction currently being proposed by MacAndrews & Forbes and under discussion was an exchange offer. The members of the Special Committee unanimously agreed that the work of the Special Committee was complete and that any further consideration of such an exchange offer would be undertaken by the independent members of the Board of Directors. Later that day, all of the independent directors met to discuss the terms of the proposed exchange offer. The independent directors confirmed that they would be represented by Gibson. Barclays Capital was not retained to advise and did not advise the Special Committee or the Revlon Board of Directors in connection with the Exchange Offer.

On June 10, 2009, the Company’s Board of Directors held a meeting with representatives of MacAndrews & Forbes and its advisors, as well as Gibson and the Company’s legal advisors, Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as “Skadden Arps.” The Board of Directors heard from the Chairman of the Board, Mr. Perelman, the reasons that MacAndrews & Forbes proposed the initial transaction, including that the

MacAndrews & Forbes proposal provided a solution to (1) the repayment of the Senior Subordinated Term Loan from MacAndrews & Forbes to RCPC which was coming due in August 2010 and (2) the Revlon brand and business being adversely affected by the Company’s low stock price, while providing significant value to Revlon’s unaffiliated stockholders. The Board of Directors also heard the views of Mr. Kennedy and Mr. Ennis, Revlon’s Vice-Chairman and Chief Executive Officer, respectively, who voiced their view that the extension of the Senior Subordinated Term Loan would improve Revlon’s capital structure during a time of ongoing uncertainty in the credit markets due to the current economic downturn, providing a substantial benefit to Revlon. Individual independent members of the Board of Directors expressed their willingness to move forward with consideration of an exchange offer in light of the benefit to the Company’s capital structure.

Between June 10, 2009 and July 22, 2009, there were several conversations between Gibson, on behalf of the independent directors, representatives of MacAndrews & Forbes and its advisors, and the Company’s legal advisors, Skadden Arps, during which the parties discussed and negotiated the terms of the Exchange Offer and certain protective provisions for the benefit of those stockholders of the Company, if any, who would choose not to participate in the Exchange Offer. The parties also determined that in the Exchange Offer Revlon’s unaffiliated stockholders would have the opportunity to exchange shares of Class A Common Stock for a newly-issued series of preferred stock, which would be substantially the same as the security proposed in the April 13 proposal, but would have a dividend of 12.75%.

On July 22, 2009, the independent directors of Revlon met with Gibson. Gibson and the independent directors reviewed and discussed the terms of each of the transaction documents, including the Certificate of Designations of the Preferred Stock, the Senior Subordinated Term Loan Amendment, the Contribution and Stockholder Agreement, this Offer to Exchange and amendments to Revlon’s amended and restated certificate of incorporation necessary to permit the Exchange Offer. The independent directors also discussed at length the merits of the Exchange Offer and the protections that had been negotiated for the benefit of stockholders of the Company who would choose not to participate.

On July 29, 2009, the independent directors of Revlon met again to discuss the final terms of the exchange offer, having considered and reviewed the terms of the transaction, the advisability of conducting the Exchange Offer in light of the benefits to Revlon’s capital structure and impending maturities, and the Exchange Offer documentation and disclosures. The Board of Directors authorized Revlon to conduct the Exchange Offer, subject to finalization of documentation relating to the Exchange Offer.

From time to time commencing in late July 2009, counsel for Revlon, the Independent Directors and MacAndrews & Forbes had discussions with counsel for parties in the Delaware actions described in “Stockholder and Derivative Litigation” (whom we refer to as “Plaintiffs’ Counsel”) regarding certain potential changes in the proposed transaction in the context of settling the litigation described in that section. Certain changes to the structure of the transaction were agreed in the context of those discussions and at the request of Plaintiffs’ Counsel, including that the holders of the Series A Preferred Stock will have the right to receive a special dividend of $1.50 per share out of funds lawfully available therefor, instead of $1.00 per share, that the cap on the change of control payment payable to holders of Series B Preferred Stock would be $12.50 per share instead of $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series B Preferred Stock) and that the Exchange Offer would provide that if MacAndrews & Forbes is eligible upon the consummation of the Exchange Offer to effect a short-form merger in accordance with Section 253 of the DGCL, then MacAndrews & Forbes or one of its subsidiaries will as soon as reasonably practicable seek to consummate, or cause to be consummated, a short-form merger in accordance with Section 253 of the DGCL pursuant to which the holders of Class A Common Stock (other than MacAndrews & Forbes or its affiliates) will receive Series A Preferred Stock or shares of preferred stock in the surviving corporation of such transaction with terms substantially identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock). On August 10, 2009, the independent directors of Revlon met with Gibson to discuss the final terms of the Exchange Offer, taking into account the changes requested by Plaintiffs’ Counsel, and Gibson and the independent directors reviewed and discussed the merits of the proposal. After such discussions, none of the independent directors of Revlon raised any objections to proceeding with the Exchange Offer as previously approved, and as revised to reflect the discussions with the Plaintiffs’ Counsel.

The financial terms of the Series A Preferred Stock offered pursuant to this Exchange Offer have improved from the April 13 proposal in that (a) a 12.75% annual dividend will be paid out of funds legally available therefor as opposed to the 12.5% dividend, (b) it includes certain anti-dilution provisions that had not been included in the April 13 proposal, (c) if Revlon does not engage in such a change of control transaction within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend of $1.50 per share out of funds lawfully available therefor, instead of $1.00 per share, which was the amount included in the April 13 proposal and (d) prior to the second anniversary of the issuance of the Series A Preferred Stock, each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described in “Material Differences Between Class A Common Stock and Series A Preferred Stock” (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock.

Reasons for the Board’s Position as to the Exchange Offer; Factors Considered

Our Board of Directors has authorized us to make the Exchange Offer and has determined that the Exchange Offer is fair to the Company and to Revlon’s unaffiliated stockholders. The Board of Directors consists of eleven directors, four of whom, Messrs. Perelman, Kennedy and Schwartz (due solely to their being affiliated with MacAndrews & Forbes) and Mr. Ennis (due to his being Revlon’s President and Chief Executive Officer), have interests in the Exchange Offer different from the interests of Revlon’s unaffiliated stockholders generally, as described below. On July 29, 2009, our Board of Directors approved the Exchange Offer and the Senior Subordinated Term Loan Amendment, subject to finalization of documentation relating to the Exchange Offer. Messrs. Perelman, Kennedy and Schwartz chose not to participate in the discussion of, consideration of, and vote regarding the Exchange Offer due to their affiliation with MacAndrews & Forbes, which has interests in the Exchange Offer and the Senior Subordinated Term Loan Amendment that are different from those of the unaffiliated stockholders generally. See Annex D for the name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the Board of Directors and the executive officers of Revlon. See “Interests of Certain Persons in the Transactions — Interests of MacAndrews & Forbes in the Exchange Offer” for additional information on MacAndrews & Forbes’ interests in the Exchange Offer. In addition, Mr. Ennis chose not to participate in the discussion of, consideration of, and vote regarding the Exchange Offer because he is not an “independent” director within the meaning of the NYSE’s listing standards and our Board of Director’s Guidelines for Assessing Director Independence.

After careful consideration, including, without limitation, a thorough review of the terms and conditions of the Exchange Offer with the independent directors’ legal advisors, our Board of Directors, with Messrs. Perelman, Ennis, Kennedy and Schwartz not participating, determined to take no position and make no recommendation as to whether Revlon’s unaffiliated stockholders should tender their shares of Class A Common Stock in the Exchange Offer. In reaching the determination to authorize the Exchange Offer, our Board of Directors primarily considered the facts that the Series A Preferred Stock has very different characteristics than the Class A Common Stock (including, among other things, a 12.75% annual dividend rate and seniority in liquidation) that may appeal to Revlon’s unaffiliated stockholders; that Fidelity has indicated to MacAndrews & Forbes that, although no investment decision to participate in the Exchange Offer had been made by Fidelity on behalf of itself or its funds and accounts and an investment decision would be subject to its review of SEC filings disclosing the Exchange Offer, Fidelity would view the Exchange Offer as an attractive potential investment opportunity, provided it meets the investment needs of Fidelity and its funds and accounts, and MacAndrews & Forbes has advised that the terms of the Series A Preferred Stock are consistent with terms described to Fidelity, as further detailed in the section entitled “Special Factors — Background of the Transactions”; and that the Exchange Offer is voluntary and that Revlon’s unaffiliated stockholders who do not tender their shares of Class A Common Stock will have the protections described in the section entitled “The Contribution and Stockholder Agreement.”

In reaching the determination to take no position and make no recommendation to Revlon’s unaffiliated stockholders as to whether they should tender their shares of Class A Common Stock in the Exchange Offer, our Board of Directors primarily considered the fact that, as described above under the section entitled “— Background of the Transactions,” although the Exchange Offer is a different transaction, the Special Committee evaluating a merger transaction in which Revlon’s unaffiliated stockholders would have received in exchange for their shares of Class A Common a series of preferred stock having substantially similar financial characteristics as the Series A Preferred Stock was informed by its financial advisor that it would not be able to render an opinion that the consideration to be offered to Revlon’s unaffiliated stockholders in such transaction was fair, from a financial point of view, to Revlon’s unaffiliated stockholders. In addition, our Board of Directors also noted that investors have different risk tolerances and varying time horizons and these decisions are personal to each investor. Accordingly, our Board of Directors has determined that the decision of any unaffiliated Revlon stockholder regarding whether or not to exchange his, her or its shares of Class A Common Stock is a personal investment decision based on that stockholder’s particular circumstances and must be made according to that stockholder’s evaluation of its own best interests after consideration of all of the information in this Offer to Exchange, including, without limitation, the information incorporated into this Offer to Exchange by reference. The Board of Directors also urges each stockholder to consult with its own financial and tax advisors regarding the Exchange Offer.

MacAndrews & Forbes and Revlon have agreed pursuant to the Contribution and Stockholder Agreement that during the four years following the consummation of the Exchange Offer to maintain a majority of independent directors on our Board of Directors in accordance with the NYSE listed company manual following the consummation of the Exchange Offer.

All of our directors and executive officers who own shares of Class A Common Stock (other than Mr. Ronald O. Perelman), representing in the aggregate 298,297 shares of Class A Common Stock, have advised us that they intend to tender all such shares of Class A Common Stock in the Exchange Offer. The Company has also been advised that Mr. Ronald O. Perelman will not tender any shares of Class A Common Stock beneficially owned by him or MacAndrews & Forbes, as he and MacAndrews & Forbes are participating in the Exchange Offer by other means.

Position of Revlon as to the Fairness of the Exchange Offer

After careful consideration, our Board of Directors, with Messrs. Perelman, Ennis, Kennedy and Schwartz not participating, determined that the Exchange Offer is fair to the Company and Revlon’s unaffiliated stockholders. Our Board of Directors considered the following factors that, in the opinion of the independent directors, supported a determination of fairness:

•	the fact that the Senior Subordinated Term Loan Amendment to be entered in connection with the Exchange Offer will extend the maturity date of the Senior Subordinated Term Loan from 2010 to four years after the issuance of the Series A Preferred Stock, in the absence of which (i) the Senior Subordinated Term Loan will be classified as a current maturity on our balance sheet at September 30, 2009, and (ii) it would be difficult for us to repay or refinance such loan amount when it comes due August 1, 2010, especially in light of uncertainty in credit markets due to the economic downturn;

•	the fact that, in connection with the Exchange Offer, MacAndrews & Forbes will enter into the Senior Subordinated Term Loan Amendment and contribute to the Company an amount of the Senior Subordinated Term Loan equal to the aggregate liquidation preference of the Series A Preferred Stock issued pursuant to the Exchange Offer, and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer;

•	the independent directors’ knowledge of our business, assets, financial condition and results of operations, both on a historical and on a prospective basis, and our prospects if we were unable to repay the Senior Subordinated Term Loan when it matures;

•	the independent directors’ belief that, given current market and economic conditions, it would not be feasible to refinance the Senior Subordinated Term Loan and our other indebtedness on terms that would be reasonable to the Company;

•	the fact that the terms of the Series A Preferred Stock provide for consistent quarterly dividends at an annual rate of 12.75% over the four-year life of the Series A Preferred Stock;

•	the fact that the Series A Preferred Stock will be more senior in our capital structure than our Class A Common Stock and Class B Common Stock;

•	the fact that the terms of the Series A Preferred Stock provide the downside protection offered by the mandatory redemption feature and the fixed $3.71 liquidation preference, while also providing for the right to participate in the upside of certain specified change of control transactions within the 2-year period after the closing of this transaction to a limited extent;

•	the fact that each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock));

•	the fact that Fidelity indicated to MacAndrews & Forbes that, although no investment decision to participate in the Exchange Offer had been made by Fidelity on behalf of itself or its funds and accounts and an investment decision would be subject to its review of SEC filings disclosing the Exchange Offer, Fidelity would view the Exchange Offer as an attractive potential investment opportunity, provided it meets the investment needs of Fidelity and its funds and accounts, and MacAndrews & Forbes has advised that the terms of the Series A Preferred Stock are consistent with terms described to Fidelity, as further detailed in the section entitled “Special Factors — Background of the Transactions”;

•	the fact that the Company has received an opinion from a nationally recognized valuation firm as to the adequacy of the Company’s surplus to consummate the Exchange Offer; and

•	the fact that each of Revlon’s unaffiliated stockholders will be able to decide whether or not to voluntarily tender his, her or its shares of Class A Common Stock in the Exchange Offer and that holders of Class A Common Stock who wish to retain their shares may do so.

In addition, our Board of Directors believes that the Exchange Offer is procedurally fair to Revlon’s unaffiliated stockholders based on the following factors:

•	the fact that the Exchange Offer and related transactions were unanimously approved by the independent directors who are not affiliated with MacAndrews & Forbes and who were granted full authority to evaluate and negotiate the Exchange Offer and related transactions;

•	the fact the Exchange Offer and related transactions were negotiated on an arms’ length basis, and that the independent directors had retained their own legal advisors;

•	the fact that the Exchange Offer is conditioned upon the tender of a majority of the outstanding shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes or its affiliates and that this condition is not waivable;

•	the fact that Revlon’s unaffiliated stockholders will receive enhanced governance and other protections pursuant to the Contribution and Stockholder Agreement during the four-year period following consummation of the Exchange Offer, as described in the section entitled “The Contribution and Stockholder Agreement” including:

•	certain procedural and financial protections in the event of a transaction between the Company and MacAndrews & Forbes or a “squeeze-out” transaction proposed by MacAndrews & Forbes;

•	the fact that our Board of Directors will continue to consist of a majority of directors meeting the independence tests set forth in Section 303A.02 of the NYSE Listed Company Manual;

•	the fact that, during the four years following the consummation of the Exchange Offer, unless a short-form merger is consummated in accordance with the Contribution and Stockholder Agreement, Revlon will use its reasonable best efforts to maintain the listing of our Class A Common Stock on the NYSE; if our Class A Common Stock is de-listed from the NYSE, Revlon will use its reasonable best efforts to have our Class A Common Stock listed on another national securities exchange; and, in the event Revlon is unable using its reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange after it is de-listed from the NYSE, Revlon will use its reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that such agreement will not prevent MacAndrews & Forbes or Revlon from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by the Contribution and Stockholder Agreement; and

•	The fact that during any period in which Revlon is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, Revlon will file or furnish, as appropriate, on a voluntary basis all periodic and other reports with the SEC that are required of a company that is subject to such reporting requirements; and

•	the fact that the Exchange Offer is open for at least 23 business days, unless extended by us, which will give Revlon’s unaffiliated stockholders sufficient time to decide whether or not to exchange their shares of Class A Common Stock in the Exchange Offer. If Revlon amends the Exchange Offer to include any material additional information, Revlon will, if necessary to allow adequate dissemination and investor response, extend the Exchange Offer for a sufficient period to allow stockholders to consider the amended information.

Our Board of Directors also considered a variety of risks and other potentially negative factors concerning the Exchange Offer. The material risks and potentially negative factors considered by our Board of Directors were as follows:

•	the fact that the successful completion of the Exchange Offer will result in a diminished public float for our Class A Common Stock, which could adversely affect the liquidity and market value of our Class A Common Stock and create uncertainty as to whether our Class A Common Stock would remain eligible for listing on the NYSE or any other national securities exchange;

•	the fact that, when issued, there will be a limited or no trading market for the Series A Preferred Stock;

•	the fact that, when the Special Committee was considering the original merger proposals from MacAndrews & Forbes (as opposed to the Exchange Offer), Barclays Capital had indicated that it would not be able to render an opinion that the consideration proposed to be paid to Revlon’s unaffiliated stockholders in those mergers — which consisted of preferred stock which would have had substantially similar financial characteristics as the Series A Preferred Stock — was fair, from a financial point of view, to Revlon’s unaffiliated stockholders (although Barclays Capital was not retained to advise, and did not advise, the Special Committee or the Revlon Board of Directors in connection with the Exchange Offer) (see the sections entitled “— Background of the Transactions” and “— Preliminary Draft Report of Special Committee’s Financial Advisor” for additional information on Barclays Capital’s valuation observations of the May 26 alternative);

•	the fact that the Class A Common Stock has in the past traded at significantly higher levels than its current market prices;

•	the fact that Revlon’s unaffiliated stockholders who exchange their shares of Class A Common Stock will only participate on a limited basis in any future earnings or growth of our business by way of the proceeds of certain specified change of control transactions;

•	the fact that, although senior to our common stock, the Series A Preferred Stock is subordinated to our indebtedness;

•	the fact that the Series A Preferred Stock is subject to future economic dilution in the event that we issue equity to third-parties who are not affiliated with MacAndrews & Forbes or to MacAndrews & Forbes on arms’ length terms;

•	the fact that we will need to refinance RCPC’s 9 1/2% Senior Notes, which are due in April 2011, and indebtedness under RCPC’s bank term loan and revolver credit agreements, which are due in January 2012, prior to the redemption date for the Series A Preferred Stock;

•	the fact that any refinancing of RCPC’s 9 1/2% Senior Notes, which are due in 2011, will need to permit us to pay the $1.50 dividend payable on the second anniversary of the issuance of the Series A Preferred Stock if none of the specified change of control transactions has occurred by that date; and

•	the risk that the Company may not have, at the appropriate time, adequate net profits (in the case of dividends) or surplus under Delaware law to make dividend payments on and to effect the redemption of the Series A Preferred Stock.

Our Board of Directors did not consider the current or historical stock prices of the Class A Common Stock or the Company’s net book value, going concern value or liquidation value relevant to its determination of the fairness of the Exchange Offer because of the entirely voluntary nature of the Exchange Offer and because of the protections afforded to Revlon’s unaffiliated stockholders who choose not to tender their shares of Class A Common Stock in the Exchange Offer, as described in the section entitled “The Contribution and Stockholder Agreement.” For these same reasons, our Board of Directors did not retain Barclays Capital or any other unaffiliated representative (as that term is used in Rule 13e-3 of the Exchange Act) to act solely on behalf of Revlon’s unaffiliated stockholders for purposes of preparing a report concerning the fairness of the Exchange Offer. We are not aware of any firm offers made by a third party to acquire the Company during the past two years. Furthermore, we have been advised that MacAndrews & Forbes has no current intention of selling the Class A Common Stock and Class B Common Stock owned by it. Accordingly, third-party offers were not considered by the Board of Directors in reaching its conclusion as to fairness.

The foregoing discussion summarizes the material factors considered by our Board of Directors in its consideration of the Exchange Offer. After considering these factors, the Board of Directors concluded that the positive factors relating to the Exchange Offer and related transactions outweighed the potential negative factors to the Company and Revlon’s unaffiliated stockholders. In view of the wide variety of factors considered by the Board of Directors, and the complexity of these matters, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual independent directors may have assigned different weights to various factors. The Board of Directors approved the Exchange Offer and related transactions based upon the totality of the information presented to and considered by its members. The Board of Directors’ view as to the fairness of the Exchange Offer to Revlon’s unaffiliated stockholders should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Exchange Offer.

Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer

The rules of the SEC require MacAndrews & Forbes to express its belief as to the fairness of the Exchange Offer to Revlon’s unaffiliated stockholders.

MacAndrews & Forbes believes that the Exchange Offer is fair to Revlon’s unaffiliated stockholders. MacAndrews & Forbes bases its belief on the following factors, each of which, in its judgment, supports its view as to the fairness of the Exchange Offer:

•	the fact that the Senior Subordinated Term Loan would otherwise become due and payable in August 2010 (which is before the maturity date of any of RCPC’s senior debt, including, its 9 1/2% Senior Notes due April 1, 2011 and its 2006 Bank Term Loan Facility and 2006 Bank Revolving Credit Facility, each of which mature on January 15, 2012); that Revlon cannot provide assurances that it could otherwise repay or refinance such loan amount on terms reasonably acceptable to the Company when it comes due August 1, 2010, especially in light of uncertainty in credit markets due to the economic downturn; and that the Subordinated Term Loan Amendment entered into in connection with the consummation of the Exchange

Offer would extend the maturity date of such indebtedness to four years after the issuance of the preferred stock (which is after the maturity date of Revlon’s senior debt), while changing the interest rate from 11% to 12.75%, which MacAndrews & Forbes believes will improve Revlon’s capital structure during a time of ongoing uncertainty in the credit markets due to the current economic downturn, providing a substantial benefit to both Revlon and its stockholders;

•	the fact that if the maturity of the Senior Subordinated Term Loan is not extended, then the Senior Subordinated Term Loan would be classified as a current maturity on Revlon’s balance sheet at September 30, 2009, which could have a negative impact on Revlon’s business;

•	MacAndrews & Forbes’ belief that the proposed transaction offers the only viable solution to the impending maturity of the Senior Subordinated Term Loan from MacAndrews & Forbes to RCPC, while preserving significant value for Revlon’s stockholders, and that any other alternative refinancing, if available at all, for the Senior Subordinated Term Loan would likely be on significantly worse economic terms for Revlon;

•	the fact that Revlon’s Board of Directors, including all of the independent members of the Board, recognizes the importance of extending the maturity date of, and reducing the amount outstanding under, the Senior Subordinated Term Loan, in that the Exchange Offer will address Revlon’s ability to repay or refinance such loan amount when it comes due August 1, 2010, especially in light of uncertainty in the credit markets due to the economic downturn;

•	the fact that Fidelity indicated to MacAndrews & Forbes that, although no investment decision to participate in the Exchange Offer had been made by Fidelity on behalf of itself or its funds and accounts and an investment decision would be subject to its review of SEC filings disclosing the Exchange Offer, Fidelity would view the Exchange Offer as an attractive potential investment opportunity, provided it meets the investment needs of Fidelity and its funds and accounts, and MacAndrews & Forbes has advised that the terms of the Series A Preferred Stock are consistent with terms described to Fidelity, as further detailed in the section entitled “Special Factors — Background of the Transactions;”

•	the fact that the Series A Preferred Stock received in the Exchange Offer would include (i) a liquidation preference of $3.71 per share of Series A Preferred Stock, (ii) payment of regular quarterly cash dividends of 12.75% per year, (iii) mandatory redemption four years from issuance at a price equal to the liquidation preference plus accrued but unpaid dividends, and (iv) the contingent payment;

•	the fact that holders of the Series A Preferred Stock would have the opportunity to participate in the upside of a sale of Revlon within two years after the consummation of the Exchange Offer because the contingent payment provides preferred stockholders with their proportional amount of any value generated from a sale of Revlon above an equity value of Revlon of approximately $240 million, capped at an equity valuation for Revlon of approximately $617 million based on the number of shares of common stock currently outstanding (and that a sale of Revlon at such valuation would yield total payments, including payments payable upon certain specified change of control transactions, the liquidation preference and any dividends, to the preferred stockholders of up to $12.00 per share (or, in the case of a holder who converts his or her shares into Series B Preferred Stock, up to $12.50 per share)). See “Description of Series A Preferred Stock;”

•	the fact that each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock));

•	the fact that the holders of the Series A Preferred Stock would rank more senior in the capital structure of Revlon than the holders of Class A Common Stock and Class B Common Stock and have less indebtedness senior to the Series A Preferred Stock as a result of this transaction;

•	the fact that, pursuant to the Senior Subordinated Term Loan Amendment, MacAndrews & Forbes will extend the maturity date of the Senior Subordinated Term Loan to the fourth anniversary of the consummation of the Exchange Offer at an interest rate of 12.75% per annum, and pursuant to the Contribution and Stockholder Agreement, MacAndrews & Forbes would contribute $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer, up to a maximum contribution of $75 million of aggregate outstanding principal amount of the Senior Subordinated Term Loan, and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer;

•	the fact that because the consideration received in the Exchange Offer reflects that MacAndrews & Forbes beneficially owns approximately 58.2% of the shares of Class A Common Stock, 100% of the Class B Common Stock, representing approximately 74.6% of the combined voting power of Revlon, the Exchange Offer does not involve a change of control. As a result, the consideration received in the Exchange Offer should not be expected to, and does not, reflect a control premium;

•	the fact that stockholders who do not tender their shares of Class A Common Stock in the Exchange Offer will have the benefit of the post-consummation of the Exchange Offer protections negotiated by the independent directors; and

•	the fact that the holders of the Series A Preferred Stock would receive a fixed liquidation preference and dividends, which would provide an income stream to the holders of the Series A Preferred Stock.

In addition, MacAndrews & Forbes believes that the Exchange Offer is procedurally fair to Revlon’s unaffiliated stockholders, based on the following factors:

•	the fact that the Exchange Offer cannot be consummated unless a majority of the shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes is tendered. MacAndrews & Forbes believes that Revlon’s unaffiliated stockholders are capable of evaluating the fairness of the Exchange Offer and the Minimum Condition provides meaningful procedural protections for Revlon’s unaffiliated stockholders because if the Minimum Condition is not satisfied, Revlon will not be able to consummate the Exchange Offer;

•	the fact that the Exchange Offer is being made to all holders of Class A Common Stock on the same basis and any such stockholder will be able to voluntarily decide whether or not to tender shares of Class A Common Stock it holds in the Exchange Offer;

•	the fact that MacAndrews & Forbes and Revlon have agreed pursuant to the Contribution and Stockholder Agreement that during the four-year period following the consummation of the Exchange Offer, Revlon will maintain a majority of independent directors on its Board of Directors, each of whom meets the “independence” criteria as set forth in Section 303A.02 of the NYSE Listed Company Manual;

•	the fact that the terms of the Contribution and Stockholder Agreement will provide that any transactions between Revlon and MacAndrews & Forbes or any of its affiliates (including any issuances of securities) will be subject to the same independent director requirements and restrictions on related party transactions as are in effect as of the date of this Offer to Exchange, in accordance with Revlon’s existing Stockholders Agreement with Fidelity (except for proposals to acquire all minority interests in Revlon that comply with the specific protections negotiated for such transactions as described below);

•	the fact that if a subsequent short-form merger is consummated, stockholders who did not tender some or all of their respective shares of Class A Common Stock in the Exchange Offer may, at that time, decline to receive the merger consideration and will be entitled to receive the “fair value” of their untendered shares of Class A Common Stock, as determined by a court, by following the procedures under Delaware law;

•	the fact that MacAndrews & Forbes and its affiliates have agreed pursuant to the Contribution and Stockholder Agreement that during the four years following the consummation of the Exchange Offer, MacAndrews & Forbes and its affiliates will not propose or effect a transaction to acquire all of the shares of Class A Common Stock held by Revlon’s unaffiliated stockholders that are not exchanged in the Exchange Offer unless such transaction is approved by a majority of Revlon’s independent directors or the transaction is subject to the approval of a majority of the minority stockholders with certain other protections (including that all shares are acquired for the same value as was approved by that majority of the minority stockholders);

•	the fact that pursuant to the Contribution and Stockholder Agreement for the four-year period following the consummation of the Exchange Offer, during any period in which Revlon is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, Revlon will file or furnish, as appropriate, on a voluntary basis all periodic and other reports with the SEC that are required of a company that is subject to such reporting requirements;

•	the fact that pursuant to the Contribution and Stockholder Agreement, during the four years following the consummation of the Exchange Offer, unless a short-form merger is consummated in accordance with the Contribution and Stockholder Agreement, Revlon will use its reasonable best efforts to maintain the listing of the Class A Common Stock on the NYSE; if the Class A Common Stock is de-listed from the NYSE, Revlon will use its reasonable best efforts to have Class A Common Stock listed on another national securities exchange; and, in the event Revlon is unable using its reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange after it is de-listed from the NYSE, Revlon will use its reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that such agreement will not prevent MacAndrews & Forbes or Revlon from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by the Contribution and Stockholder Agreement; and

•	the fact that Revlon’s unaffiliated stockholders will have sufficient time to make a decision whether or not to tender because the Exchange Offer will remain open for at least 23 business days, unless extended by Revlon. If Revlon amends the Exchange Offer to include any material additional information, Revlon will, if necessary to allow adequate dissemination and investor response, extend the Exchange Offer for a sufficient period to allow stockholders to consider the amended information.

MacAndrews & Forbes also considered the following factors, each of which it considered a negative in its considerations concerning the fairness of the terms of the Exchange Offer:

•	initial discussions with the Special Committee regarding the April 13 proposal and the May 26 alternative did not result in the consummation of either proposal;

•	the fact that the shares of Class A Common Stock in the past have traded at higher levels than current trading prices;

•	the fact that, to the extent the public float of Revlon’s Class A Common Stock decreases as a result of the Exchange Offer, the Class A Common Stock will become less liquid, which may decrease the trading price of the Class A Common Stock, and the possibility that the Revlon Class A Common Stock may not be eligible for continued listing on any stock exchange after the Exchange Offer; and

•	the fact that the Series A Preferred Stock will not be listed on any stock exchange and that there can be no assurance that a robust trading market will develop.

In reaching its conclusion as to fairness, MacAndrews & Forbes did not consider the views of the Special Committee’s financial advisor in considering the April 13 proposal and the May 26 alternative because MacAndrews & Forbes considers that factor irrelevant to the current structure of a voluntary exchange transaction. MacAndrews & Forbes believes that the Special Committee’s financial advisor, in considering the April 13 proposal and the May 26 alternative and advising the Special Committee through the review process of such proposal, did not provide adequate weight to the impending maturity of the Senior Subordinated Term Loan and the likely negative impacts any alternative refinancing of such debt would have on the Company and its stockholders.

In reaching its conclusion as to fairness, MacAndrews & Forbes did not consider the liquidation value or net book value of Revlon. The liquidation value was not considered, and MacAndrews & Forbes did not perform a liquidation analysis, because Revlon is a viable going concern. In addition, the liquidation of Revlon’s assets was not considered to be a viable course of action based on MacAndrews & Forbes’ desire for Revlon to continue to conduct its business as a subsidiary of MacAndrews & Forbes and remain an integral component of MacAndrews & Forbes’ overall long-term strategy. Therefore, MacAndrews & Forbes believes that Revlon’s liquidation value is irrelevant to a determination as to whether the Exchange Offer is fair to Revlon’s unaffiliated stockholders. Further, MacAndrews & Forbes did not consider net book value, which is an accounting concept, as a factor because it believes that net book value is not a material indicator of the value of Revlon as a going concern but rather is indicative of historical costs. Revlon’s net book value per share as of June 30, 2009, calculated by dividing stockholders’ deficiency by the number of shares of common stock outstanding, was negative $20.85 per share.

MacAndrews & Forbes determined the amount of consideration to be paid in the Exchange Offer and did not rely on any report, opinion or appraisal from an outside party in reaching its conclusion as to fairness.

MacAndrews & Forbes is not aware of any firm offers made by third parties to acquire Revlon during the past two years.

In any event, MacAndrews & Forbes has no current intention of selling the common stock beneficially owned by it, and therefore did not consider the possibility that any such offers might be made in reaching its conclusion as to the fairness of the Exchange Offer.

To MacAndrews & Forbes’ knowledge, a majority of the directors of Revlon who are not employees of Revlon have not retained an “unaffiliated representative” (as that term is defined under Rule 13e-3 of the Exchange Act) to act solely on behalf of stockholders who are unaffiliated with MacAndrews & Forbes for purposes of preparing a report concerning the fairness of the Exchange Offer.

MacAndrews & Forbes’ consideration of the factors described above were taken into account in its assessment of the fairness of the Series A Preferred Stock to be received pursuant to the Exchange Offer in relation to the going concern value of Revlon on a stand-alone basis. MacAndrews & Forbes did not explicitly calculate a stand-alone going concern value of Revlon because MacAndrews & Forbes believes that going concern value is not an appropriate method of determining the value of the shares of Class A Common Stock for the purpose of the Exchange Offer. A valuation that contemplates the sale of a company as a going concern incorporates into that valuation a premium for the control of that company. In light of the fact that MacAndrews & Forbes already has, and will continue to have, control of Revlon, MacAndrews & Forbes does not believe that it would be appropriate for the shares of Class A Common Stock of the stockholders who are unaffiliated with MacAndrews & Forbes to be valued on a basis that includes a control premium.

The foregoing discussion summarizes the material information and factors MacAndrews & Forbes considered, including factors that support as well as weigh against the Exchange Offer and is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, MacAndrews & Forbes did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching its conclusion. MacAndrews & Forbes’ view as to the financial and procedural fairness of the Exchange Offer to Revlon’s stockholders should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Exchange Offer or seek to remain as a holder of Class A Common Stock of Revlon.

In connection with the Exchange Offer, Broadpoint-Gleacher, MacAndrews & Forbes’ financial advisor, prepared materials that were made available to Revlon, in which Broadpoint-Gleacher outlined its view of the economic benefits of the Exchange Offer to Revlon’s unaffiliated stockholders. The presentation was prepared by Broadpoint-Gleacher and provided to Revlon’s Board of Directors for their information in connection with the Exchange Offer and is not intended and does not constitute a recommendation to any stockholder of Revlon as to whether such stockholder should tender shares of Class A Common Stock with respect to the Exchange Offer or any other matter. Broadpoint-Gleacher was not asked to and did not consider the fairness, from a financial point of view, of the Exchange Offer. The material terms of this presentation are described above in the factors supporting MacAndrews & Forbes position as to the fairness of the Exchange Offer.

Action by Written Consent of Our Majority Stockholders

MacAndrews & Forbes and certain of its affiliates delivered to Revlon an executed written consent of stockholders approving each of the following (the “Written Consent”): (1) the issuance of up to 20,235,337 shares of Class A Common Stock to MacAndrews & Forbes (the “Proposed Issuance”), (2) the approval of an amendment to our restated certificate of incorporation (our “certificate of incorporation”) to increase the number of authorized shares of our preferred stock from 20 million to 50 million (the “Preferred Charter Amendment”) and (3) an amendment to our certificate of incorporation to clarify that the provision requiring that holders of our Class A Common Stock, and holders of our Class B Common Stock, receive the same consideration in certain business combinations will only apply in connection with transactions involving third parties (the “Transaction Charter Amendment” and, together with the Preferred Charter Amendment, the “Charter Amendments”; the approval of the Charter Amendments and the Proposed Issuance is collectively referred to as the “Proposals”).

As the Proposals have been duly authorized and approved by the written consent of the holders of at least a majority of our issued and outstanding voting securities, we will not seek any consent, authorization or proxy from Revlon’s unaffiliated Stockholders. Section 228 of the DGCL provides that the written consent of the holders of outstanding shares of voting capital stock, having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, may be substituted for a meeting. Approval by at least a majority of the outstanding voting power of our shares of common stock present and voting on the matter at a meeting would be required to approve the Proposals, which approval has been duly secured by written consent executed and delivered to us by MacAndrews & Forbes, as noted above.

The Proposed Issuance and the Preferred Charter Amendment will only occur if the Exchange Offer is consummated, in which case they will occur substantially simultaneously with the consummation of the Transactions. The Transaction Charter Amendment will occur as soon as practicable after the effectiveness of the Written Consent.

Preliminary Draft Report of Special Committee’s Financial Advisor

Role of Barclays Capital

The Special Committee engaged Barclays Capital to act as its financial advisor in connection with its evaluation of the April 13 proposal pursuant to which (i) each outstanding share of Revlon’s Class A Common Stock (other than shares held by MacAndrews & Forbes and its affiliates) would be converted through a merger (the “Merger”) into one share of a new series of preferred stock of Revlon (the “Preferred Stock”), (ii) MacAndrews & Forbes would contribute to Revlon $75 million of the Senior Subordinated Term Loan, and (iii) MacAndrews & Forbes would agree to amend the terms of Senior Subordinated Term Loan to extend its maturity to 2013 and increase its interest rate from 11% to 12.5%.

Barclays Capital was retained by the Special Committee to render assistance in connection with its consideration of the April 13 proposal. Barclays Capital was not retained to advise, and did not advise, the Special Committee or the Revlon Board of Directors in connection with the Exchange Offer. The work of Barclays Capital was limited to assisting the Special Committee in connection with its consideration of the April 13 proposal.

On May 18, 2009, at a meeting with the Special Committee held to consider the April 13 proposal, Barclays Capital delivered discussion materials, dated May 18, 2009, containing a draft summary of its financial analyses of the April 13 proposal to the Special Committee (the “Barclays Capital Presentation”) and reviewed the Barclays Capital Presentation with the Special Committee. The full text of the Barclays Capital Presentation is filed as Exhibit (c)(1) to the Schedule TO/Schedule 13E-3 of Revlon. Stockholders are encouraged to review the Barclays Capital Presentation carefully in its entirety and to be aware of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken as described below. The following is a summary of the financial analyses that Barclays Capital performed in connection with its role as financial advisor to the Special Committee. This summary is qualified in its entirety by reference to the full text of the Barclays Capital Presentation.

On May 28, 2009, Barclays Capital, in response to a request of the Special Committee, informed the Special Committee that Barclays Capital’s Fairness Committee had determined that, if asked, it would not be able to render an opinion that the consideration to be offered to the stockholders of Revlon (other than MacAndrews & Forbes and its affiliates) in the Merger was fair, from a financial point of view, to the stockholders of Revlon (other than MacAndrews & Forbes and its affiliates). See “Special Factors — Background of the Transactions.”

The financial analyses summarized in the Barclays Capital Presentation were prepared solely for the use of the Special Committee in its evaluation of the April 13 proposal. Neither the Barclays Capital Presentation nor this summary constitutes a recommendation to any stockholder of Revlon as to whether such stockholder should tender shares of Class A Common Stock with respect to the Exchange Offer or any other matter. Barclays Capital was not requested to address, and the financial advice Barclays Capital rendered to the Special Committee does not in any manner address, Revlon’s underlying business decision to proceed with, and Revlon’s Board of Directors’ decision to approve, the Exchange Offer. In addition, the financial advice Barclays Capital rendered to the Special Committee does not in any manner address the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Merger or the proposed Exchange Offer, or any class of such persons, relative to the consideration to be received by the stockholders of Revlon in the Merger or the proposed Exchange Offer. Except as described herein, no limitations were imposed by Revlon’s Special Committee upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its financial advice with respect to the April 13 proposal and the May 26 alternative.

In rendering its financial advice to the Special Committee, Barclays Capital, among other things:

•	reviewed and analyzed the specific terms of the April 13 proposal, including the offer letter dated as of April 13, 2009 and drafts as of May 8, 2009 of the transaction documents prepared by MacAndrews & Forbes, including a draft Merger Agreement and draft Certificate of Designations of the Preferred Stock submitted to the independent directors of Revlon by MacAndrews & Forbes;

•	reviewed and analyzed publicly available information concerning Revlon that Barclays Capital believed to be relevant to its analysis, including Revlon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, and Current Report on Form 8-K filed on April 30, 2009 disclosing Revlon’s earnings for the fiscal quarter ended March 31, 2009;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Revlon furnished to Barclays Capital by Revlon, including, among other things, (i) Revlon’s estimated long-range financial projections for 2009 through 2013 prepared by Revlon’s management (the “Base Case”) including assumptions underlying such long-range financial projections, (ii) Revlon’s 2009 year-to-date performance, (iii) management’s 2009 budget for Revlon, (iv) management’s most recent available 2009 forecast, and (v) adjustments (including adjustments reflecting incremental cost savings affecting operating income, as well as severance-related implementation costs affecting free cash flow) to certain of the assumptions underlying the Base Case to reflect information provided by Revlon management with respect to a possible cost reduction plan consisting of an organizational restructuring announced on May 28, 2009 (the Base Case as adjusted is defined herein as the “Adjusted Base Case”);

•	reviewed and analyzed a trading history of the Class A Common Stock from January 3, 2005 through May 15, 2009 and a comparison of the trading history of the Class A Common Stock from May 15, 2006 through May 15, 2009 with those of other companies that Barclays Capital deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of Revlon with those of other companies that Barclays Capital deemed relevant;

•	reviewed Revlon’s current capital structure and debt maturities, including the Senior Subordinated Term Loan due August 1, 2010;

•	considered the current and long-term opportunities for Revlon to refinance portions of its outstanding debt, including the Senior Subordinated Term Loan, and the implications for Revlon’s capital structure and profitability;

•	reviewed and analyzed a comparison of the financial terms of the April 13 proposal with the financial terms of certain other transactions that Barclays Capital deemed relevant;

•	reviewed and analyzed publicly available information regarding the prices at which Revlon’s debt securities are traded;

•	had discussions with the management of Revlon concerning its business, operations, assets, liabilities, financial condition and prospects;

•	had discussions with the management of Revlon and representatives of MacAndrews & Forbes regarding prior discussions in mid-2008 relating to a potential acquisition of or potential strategic transaction involving Revlon; and

•	undertook such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In evaluating the April 13 proposal, Barclays Capital also took into consideration the following factors, among others:

•	The April 13 proposal indicated that MacAndrews & Forbes had no present intention to dispose of its equity stake in Revlon.

•	MacAndrews & Forbes communicated to Barclays Capital that it was unwilling to accept a proposal where, following the closing of the transaction, MacAndrews & Forbes and its affiliates would collectively hold greater than 80% of the combined voting power of all of Revlon’s outstanding equity securities.

•	Although, as holders of the Preferred Stock, Revlon stockholders would occupy a more senior position in Revlon’s capital structure than if they were to continue to hold Class A Common Stock, the April 13 proposal would not eliminate the risk that Revlon may lack the ability to meet the claims of the Preferred Stock holders after retiring the maturities of debt instruments and other obligations that occupied a more senior position in Revlon’s capital structure.

•	MacAndrews & Forbes had indicated that it was not willing to pay cash consideration for the shares of Class A Common Stock held by the unaffiliated stockholders of Revlon.

In rendering its financial advice to the Special Committee, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information. Barclays Capital also relied upon the assurances of Revlon’s management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Revlon, upon the advice of Revlon, Barclays Capital assumed that such projections were reasonably prepared in accordance with the assumptions stated therein and on a basis reflecting the best currently available estimates and judgments of the management of Revlon as to Revlon’s future financial performance. In rendering its financial advice to the Special Committee, Barclays Capital assumed no responsibility for, and expressed no view as to, any such projections or estimates or the assumptions on which they were based. In rendering its financial advice, Barclays Capital did not conduct a physical inspection of the properties and facilities of Revlon and did not make or obtain any evaluations or appraisals of the assets or liabilities of Revlon. In addition, Barclays Capital was not authorized by the Special Committee to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Revlon’s business. The Barclays Capital Presentation was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, May 15, 2009, the last trading date prior to the delivery of the Barclays Capital Presentation. Barclays Capital assumed no responsibility for updating or revising its financial analysis based on events or circumstances that may have occurred after May 15, 2009. The Barclays Capital Presentation was prepared in connection with the Special Committee’s consideration of the April 13 proposal and not in connection with the Exchange Offer.

In connection with rendering its financial advice to the Special Committee, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In rendering its financial advice, Barclays Capital did not ascribe a specific range of values to the shares of Class A Common Stock or the Preferred Stock but rather made its determination as to the adequacy, from a financial point of view, to the stockholders of Revlon (other than

MacAndrews & Forbes and its affiliates) of the consideration to be offered to such stockholders in the Merger on the basis of various financial and comparative analyses. The preparation of the financial analyses presented to the Special Committee in the Barclays Capital Presentation is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, the Barclays Capital Presentation is not readily susceptible to summary description.

In rendering its financial advice, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the April 13 proposal. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its financial advice.

The following is a summary of the material financial analyses used by Barclays Capital in preparing the Barclays Capital Presentation. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Revlon or any other parties to the proposed transaction. None of Revlon, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of Class A Common Stock, Barclays Capital considered historical data with regard to the trading prices of Class A Common Stock for the period from January 3, 2005 to May 15, 2009 and compared the trading prices of Class A Common Stock for the period from May 15, 2006 to May 15, 2009 with the relative stock price performances during the same periods of the S&P 500 Index, the Consumer Staples SPDR Index, and a composite index (the “Peer Group Index”) comprised of the companies listed under the caption “— Selected Comparable Company Analysis” below. Trading prices of Class A Common Stock were adjusted for Revlon’s 1-for-10 reverse stock split that occurred on September 15, 2008.

Barclays Capital noted that during the period from May 15, 2006 to May 15, 2009, the closing price of Class A Common Stock traded from a low of $2.30 on March 30, 2009 to a high of $31.10 on May 18, 2006. Barclays Capital further noted that the closing price of Class A Common Stock was $3.93 on April 17, 2009 (the last trading day prior to public disclosure of the April 13 proposal), and was $4.87 on May 15, 2009 (the last trading day prior to the delivery of the Barclays Capital Presentation).

Selected Comparable Company Analysis

In order to assess how the public market values shares of publicly traded companies with similar operating characteristics, Barclays Capital reviewed and compared specific financial and operating data relating to Revlon with selected companies that Barclays Capital, based on its experience in the cosmetics and personal care industries, deemed comparable to Revlon. The selected comparable companies were:

• Avon Products, Inc.	• L’Oréal Group
• Bare Escentuals, Inc.	• Oriflame Cosmetics S.A.
• Elizabeth Arden, Inc.	• Natura Cosmetics S.A.
• The Esteé Lauder Companies Inc.	• Shiseido Co., Ltd.
• Physicians Formula Holdings, Inc.

Barclays Capital calculated and compared various financial multiples and ratios of Revlon and the selected comparable companies. As part of its selected comparable company analysis, Barclays Capital calculated and analyzed each company’s enterprise value to its projected revenue and earnings before interest, taxes, depreciation and amortization, or EBITDA. The enterprise value of each selected comparable company was obtained by adding its short- and long-term debt to the sum of the market value of its fully-diluted common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. For the selected comparable companies, these calculations were performed and were based on publicly available financial data (including projections available through First Call/I/B/E/S International, Inc., selected equity research analyst reports, and balance sheet data based on the companies’ most recent public filing prior to May 15, 2009, the last trading date prior to the delivery of the Barclays Capital Presentation) and closing prices as of May 15, 2009. Revlon’s enterprise value was calculated by adding Revlon’s short- and long-term debt and the book value of Revlon’s underfunded pension obligations to the market value of its fully-diluted common equity, and subtracting its cash and cash equivalents. For purposes of the comparable company analysis, Revlon’s revenue and EBITDA were based on the Base Case and the Adjusted Base Case financial projections. Revlon’s EBITDA was further adjusted such that, based on Barclays Capital’s judgment, Revlon’s operating data would be more comparable to that of the selected comparable companies, including (i) a reduction to EBITDA by expensing Revlon’s permanent display expense, (ii) a reduction to EBITDA by not adding back Revlon’s stock-based compensation expense, and (iii) an addition to EBITDA by adding back Revlon’s pension expense, net of service costs. Barclays Capital also calculated a “Pro Forma EBITDA” for Revlon which, although not used in the selected comparable company analysis, was used in other sections of the Barclays Capital Presentation for comparative purposes. Barclays Capital calculated Revlon’s Pro Forma EBITDA by making the same adjustments to EBITDA as described above in this paragraph but did not add back Revlon’s pension expense. Furthermore, when calculating Revlon’s enterprise value to Pro Forma EBITDA, Barclays Capital calculated Revlon’s enterprise value in the same manner as described above in this paragraph, but did not add to Revlon’s enterprise value the book value of Revlon’s underfunded pension obligations.

The following are summary results of the selected comparable company analysis:

	Comparable Company Analysis Summary
	Enterprise Value to:				Enterprise Value to:
	Last Twelve
	Months (LTM)
	Sales		LTM EBITDA		2009E EBITDA		2010E EBITDA

Low	1.21	x	8.7	x	6.6	x	6.3	x
Mean	2.37	x	14.0	x	9.1	x	8.0	x
Median	2.17	x	14.8	x	9.1	x	7.9	x
High	5.44	x	23.5	x	11.3	x	10.6	x

Note: Physicians Formula Holdings, Inc. excluded from Low, Mean, Median and High calculations.

Barclays Capital noted that comparable multiples for Revlon based on the $4.87 closing price of Class A Common Stock on May 15, 2009 were 7.7x and 7.0x 2009E and 2010E EBITDA, respectively, for the Base Case, and 7.2x and 6.2x 2009E and 2010E EBITDA, respectively, for the Adjusted Base Case.

Barclays Capital then derived from these analyses and calculations the range of multiples deemed most meaningful for this analysis (which were 7.5x to 8.5x 2009E EBITDA and 6.5x to 7.5x 2010E EBITDA) and applied these multiples to the corresponding data for Revlon based on the Base Case financial projections. Barclays Capital also performed a separate comparable company analysis based on the Adjusted Base Case financial projections. The comparable company analysis indicated a range of implied equity values for Revlon of $2.40 to $8.40 per share for the Base Case, and $6.40 to $11.70 per share for the Adjusted Base Case.

Barclays Capital selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Revlon. However, because of the inherent differences between the business, operations and prospects of Revlon and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Revlon and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Revlon and the companies included in the comparable company analysis.

Discounted Cash Flow Analysis

Barclays Capital performed a discounted cash flow analysis in order to estimate the present value of Class A Common Stock. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Revlon using the discounted cash flow method, Barclays Capital added (i) Revlon’s projected after-tax unlevered free cash flows from July 1, 2009 through December 31, 2013 based on management projections to (ii) the estimated “terminal value” of Revlon as of December 31, 2013, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking Revlon’s tax-affected earnings before interest and tax expense, or EBIT, and (w) subtracting capital expenditures and permanent display expenditures, (x) adding depreciation and amortization expense and stock-based compensation expense, (y) adjusting for changes in working capital, and, for the Adjusted Base Case, (z) subtracting estimated severance-related cash payments related to the implementation of the organizational restructuring.

The residual value of Revlon at the end of the forecast period, or “terminal value,” was estimated by applying a range of perpetuity growth rates of 1.75% to 2.25% to Revlon’s 2013 after-tax unlevered free cash flows. The range of after-tax discount rates of 11.0% to 13.0% was selected based on an analysis of the weighted average cost of capital of Revlon and the comparable companies described above under the caption “— Selected Comparable Company Analysis.” Barclays Capital then calculated a range of implied prices per share of Revlon by subtracting Revlon’s estimated net debt as of March 31, 2009 (including the book value of Revlon’s underfunded pension liabilities as of December 31, 2008) from Revlon’s estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Class A Common Stock and Class B Common Stock. Barclays Capital performed a discounted cash flow analysis based on the Base Case financial projections, as well as a separate discounted cash flow analysis based on the Adjusted Base Case financial projections. For each of the Base Case and the Adjusted Base Case discounted cash flow analyses, Barclays Capital also separately analyzed the estimated present value on a per share basis of Revlon’s U.S. net-operating loss carryforwards (“NOLs”) based on information provided to Barclays Capital by Revlon management.

This analysis yielded a range of values for the Base Case from $1.10 to $8.70 per share plus a per share value of NOLs of $1.70 to $1.80. For the Adjusted Base Case, the analysis yielded a range of values from $4.70 to $13.20 per share plus a per share value of NOLs of $2.10 to $2.30.

Transaction Premium Analysis

In assessing the April 13 proposal, Barclays Capital reviewed the premium paid in similar transactions since 2000 where a majority stockholder of a company acquired all or a portion of the target company’s remaining outstanding shares. Barclays Capital noted that no transaction was directly comparable because all transactions involved cash, publicly listed common stock or a combination of cash and stock as consideration in the transaction; no transaction involved the use of preferred stock as consideration to be offered in exchange for publicly listed common stock. For the reasons above, the transaction premium analysis was not one of the primary methodologies used in the Barclays Capital Presentation.

For each transaction, Barclays Capital calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s historical average share price during the following periods: (i) one trading day prior to announcement of the transaction, (ii) seven calendar days prior to announcement, (iii) 30 calendar days prior to announcement, and (iv) 90 calendar days prior to announcement.

The reasons for, and the circumstances surrounding, each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Revlon and the companies included in the analysis. Accordingly, Barclays Capital believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the April 13 proposal and therefore made qualitative judgments when selecting the set of transactions to include in the analysis. Based upon these judgments, Barclays Capital applied (i) a 20% premium to the closing price of Class A Common Stock on April 17, 2009, the last trading day prior to the public announcement of the April 13 proposal, implying a per share price of $4.70, and (ii) a 30% premium to the closing price of Class A Common Stock on May 15, 2009, the last trading day prior to the delivery of the Barclays Capital Presentation, implying a per share price of $6.30.

Selected Precedent Transaction Analysis

Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected beauty, cosmetics and personal care transactions that Barclays Capital deemed relevant. Barclays Capital chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Revlon with respect to the size, mix, margins and other characteristics of their respective businesses.

The reasons for, and the circumstances surrounding, each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Revlon and the companies included in the selected precedent transaction analysis. Accordingly, Barclays Capital believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the April 13 proposal and therefore made qualitative judgments when selecting the set of transactions included in precedent transaction analysis.

The precedent transaction analysis performed by Barclays Capital was not one of the primary methodologies used in the Barclays Capital Presentation given that the April 13 proposal does not contemplate a change of control of Revlon. Barclays Capital nevertheless deemed the analysis relevant due to the potential impact that accepting the April 13 proposal could have on a Revlon stockholder’s ability to participate in a future sale of Revlon.

The selected precedent transaction analysis yielded a range of purchase multiples of 14.0x to 15.0x last twelve months EBITDA, and 1.75x to 2.75x last twelve months net sales.

Analysis of the Preferred Stock

Barclays Capital performed a preferred stock valuation analysis on the Preferred Stock that MacAndrews & Forbes proposed be exchanged for shares of Class A Common Stock held by unaffiliated Revlon stockholders pursuant to the April 13 proposal. Barclays Capital’s analysis assumed, based on the terms specified in the April 13 proposal, the following for the Preferred Stock:

•	An aggregate liquidation preference of $75 million (the “Liquidation Preference”), which equates to a per share Liquidation Preference of $3.71 proposed by MacAndrews & Forbes in the draft Certificate of Designations of the Preferred Stock, and which was based on 20,193,046 shares of Class A Common Stock not held by MacAndrews & Forbes and its affiliates as of April 30, 2009 and does not include Revlon’s outstanding restricted shares.

•	An annual cumulative cash dividend of 12.5% of the Liquidation Preference, payable quarterly.

•	Participation rights upon a sale of Revlon:

•	Within two years of issuance of the Preferred Stock, preferred stockholders would have the right to participate with common stockholders to a limited extent, with the value per share capped at $12.00 less the Liquidation Preference and any paid and/or accumulated and unpaid dividends.

•	If no sale of Revlon is consummated within two years of issuance of the Preferred Stock, preferred stockholders would have no participation rights in the event of a sale, but instead would be entitled to receive a cash dividend of $1.00 per share paid on the second business day after the second anniversary of the issuance.

•	Mandatory redemption of the Preferred Stock for cash equal to 100% of the per share Liquidation Preference plus all accumulated and unpaid dividends, four years after issuance.

The preferred stock valuation analysis calculates the present value per share of the Preferred Stock, assuming a 20% discount rate, at a range of probabilities that a sale of Revlon, at a range of stock prices, occurs within two years of the date on which the Preferred Stock is issued. The discount rate was based upon an expectation that an investor would require a return that was consistent with similar securities. In selecting a discount rate, Barclays Capital used Revlon’s Senior Secured Notes (the “Notes”) which were yielding 18% as reference security over which investors would require a premium given the Preferred Stock would be junior to the Notes. The following table summarizes the results of these calculations:

		Illustrative Valuation — Potential Value Outcomes
		Sale Price per Share

		$4.00	$5.00	$6.00	$7.00	$8.00	$9.00	$10.00	$11.00	$12.00

Probability of a Sale	0%	$3.63	$3.63	$3.63	$3.63	$3.63	$3.63	$3.63	$3.63	$3.63
	25%	$3.54	$3.60	$3.77	$3.94	$4.11	$4.28	$4.45	$4.62	$4.79
	50%	$3.45	$3.57	$3.91	$4.25	$4.59	$4.92	$5.26	$5.60	$5.94
	75%	$3.35	$3.54	$4.05	$4.55	$5.06	$5.57	$6.08	$6.58	$7.09
	100%	$3.26	$3.51	$4.18	$4.86	$5.54	$6.21	$6.89	$7.57	$8.24

Note: Assumes 20% discount rate

Barclays Capital also performed a separate preferred stock analysis calculating the present value of the option, as described in the April 13 proposal, to participate to a limited extent with holders of Class A Common Stock in the event that Revlon is sold within two years of the issuance of the Preferred Stock (the “Participation Right”). The present value of the Participation Right was calculated based on the Black-Scholes option pricing model, the methodology that Barclays Capital believed an investor would use in pricing the Participation Right. The present value of the Participation Right was based on Revlon’s closing price on May 15, 2009, the last trading date prior to the delivery of the Barclays Capital Presentation, and, separately, based on Revlon’s closing price on April 9, 2009, the closing price used by MacAndrews & Forbes in the April 13 proposal. The following table summarizes the results of these calculations:

Illustrative Valuation — Market Valuation Based on Option Valuation Methodology
Present Value Assuming April 9, 2009 Stock Price ($2.87)					Present Value Assuming May 15, 2009 Stock Price ($4.87)
		Present		PV as %			Present		PV as %
	Present	Value		of $2.67		Present	Value		of $4.87
Probability	Value	per	PV as %	Stock	Probability	Value	per	PV as %	Stock
of Sale	(MM)	Share	of par	Price	of Sale	(MM)	Share	of par	Price

0.0%	$73.36	$3.63	97.8%	136.1%	0.0%	$73.36	$3.63	97.8%	74.6%
25.0%	$72.62	$3.60	96.8%	134.7%	25.0%	$77.09	$3.82	102.8%	78.4%
50.0%	$71.87	$3.56	95.8%	133.3%	50.0%	$80.81	$4.00	107.8%	82.2%
75.0%	$71.13	$3.52	94.8%	131.9%	75.0%	$84.54	$4.19	112.7%	86.0%
100.0%	$70.38	$3.49	93.8%	130.5%	100.0%	$88.27	$4.37	117.7%	89.8%

Barclays Capital further noted that several factors may adversely affect the public market value of the Preferred Stock, including:

•	the limited aggregate liquidity of the entire class of Preferred Stock;

•	the Liquidation Preference per share of the Preferred Stock estimated at $3.71 per share as compared to the market norm for preferred stock of a liquidation preference of $25.00 per share;

•	the complexity of the change of control participation and the difficulty in predicting and valuing the likelihood of a change of control; and

•	the proposed legal terms of the Preferred Stock which may impact the rank and permit future dilution of the Preferred Stock.

General

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Special Committee selected Barclays Capital because of its familiarity with Revlon and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as Barclays Capital’s substantial experience in advising special committees.

Barclays Capital acted as financial advisor to the Special Committee in connection with evaluating the April 13 proposal. As compensation for its services in connection with its evaluating the April 13 proposal, Revlon paid Barclays Capital a customary fee, which included reimbursement of Barclays Capital for its reasonable out-of-pocket expenses incurred in connection with evaluating the April 13 proposal and agreed to indemnify Barclays Capital for certain liabilities that may arise out of its engagement by the Special Committee and the rendering of Barclays Capital’s financial advice. Barclays Capital has not performed any investment banking and financial services for Revlon and MacAndrews & Forbes in the past two years. Barclays Capital may perform various investment banking and financial services for Revlon in the future, and is likely to receive customary fees for such services.

Barclays Capital is a full service securities firm engaged in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Revlon and MacAndrews & Forbes for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

Interests of Revlon Directors and Executive Officers in the Exchange Offer

Revlon stockholders should be aware that certain executive officers and directors of Revlon have interests in the Exchange Offer that may be different from the interests of Revlon stockholders generally. Our Board of Directors was aware of these interests and considered them, among other matters, in approving the Exchange Offer. Currently, of the eleven directors of Revlon, three are also serve as directors and/or officers of MacAndrews & Forbes: Ronald O. Perelman, David L. Kennedy and Barry F. Schwartz. These three individuals and Alan Ennis recused themselves from the discussion and consideration of, and vote on, the Exchange Offer at meetings of Revlon’s Board of Directors. See “Special Factors — Background of the Transactions.”

Interests of Revlon Executive Officers

Effects of Exchange Offer on Existing Employment and Benefits Arrangements

The transactions contemplated by the Exchange Offer will not result in accelerated vesting or payment of benefits under existing Revlon employment agreements or benefit plans, including our equity-based incentive plans. Our executive officers will not have any rights under the Exchange Offer other than those afforded to other holders of Revlon Class A Common Stock. Our executive officers will have the same rights as other participants in our 401(k) plan with respect to any shares of Class A Common Stock held by our 401(k) plan for their accounts.

Our executive officers are not eligible to tender those shares of Class A Common Stock that have not vested and remain subject to restricted stock awards granted under the Third Amended and Restated Revlon, Inc. Stock Plan (as amended and restated), but they are eligible to tender any shares of Class A Common Stock that have previously vested or which by their terms become vested during the offering period. As of the date hereof, our executive officers are eligible to tender the following number of shares of Class A Common Stock in the Exchange Offer: Mr. David L. Kennedy, 147,001 shares; Mr. Alan T. Ennis, 23,647 shares; Mr. Chris Elshaw, 11,618 shares; and Mr. Robert Kretzman, 49,209 shares.

Interests of Revlon Directors

Certain members of our Board of Directors have the following interests in the Exchange Offer.

Interests of Directors Affiliated with MacAndrews & Forbes

Certain members of our Board of Directors, namely Messrs. Perelman, Kennedy and Schwartz, have, by virtue of their affiliation with MacAndrews & Forbes, interests in the Exchange Offer that are different from the interests of Revlon stockholders generally. The interests of MacAndrews & Forbes in the Exchange Offer are described in the section entitled “Interests of Certain Persons in the Exchange Offer — Interests of MacAndrews & Forbes in the Exchange Offer.”

Compensation of Members of Special Committee

The Special Committee was a committee of our Board of Directors that was formed to review, evaluate and make recommendations to the Board of Directors, on behalf of the stockholders of Revlon (other than MacAndrews & Forbes), with respect to the April 13 Proposal. As the Special Committee was not required to consider the Exchange Offer, the Special Committee disbanded on June 9, 2009. The Special Committee consisted of five members of our Board of Directors who were not employed by, or otherwise affiliated with, Revlon or MacAndrews & Forbes. The members of the Special Committee were Ms. Debra Lee and Messrs. Alan Bernikow, Paul Bohan, Meyer Feldberg and Kenneth Wolfe, each of whom had been determined by the Company’s full Board to qualify as an “independent” director within the meaning of the listing standards of the NYSE and the Board’s Guidelines for Assessing Director Independence (as most recently reflected in the Board’s determination at its meeting on February 24, 2009).

For their service as members of the Special Committee, each of Ms. Lee and Messrs. Bernikow, Bohan, Feldberg and Wolfe received a $50,000 cash retainer and per meeting attendance fees of $2,000 per meeting, in addition to their regular cash retainers and meeting fees as members of the Board of Directors (which are described in our annual proxy statement filed with the SEC on April 21, 2009).

Indemnification of Directors and Officers

Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including, without limitation, attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court will deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by such person in connection therewith. A corporation may pay expenses (including, without limitation, attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that such person is not entitled to be indemnified by the corporation. Such expenses (including, without limitation, attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Article X of Revlon’s bylaws provides for indemnification of the officers and directors of Revlon to the fullest extent permitted by applicable law.

Section 8 of Article X of Revlon’s bylaws allows Revlon to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the registrant, or such person who serves or served as a director, officer, employee or agent, of another corporation, partnership or other enterprise at the request of the registrant. The indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and will inure to the benefit of the heirs, executors and administrators of such a person.

Section 11 of Article X of Revlon’s bylaws provides that except for proceedings to enforce rights to indemnification, Revlon will not be obligated to indemnify any director or officer of the registrant in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors of the registrant.

Pursuant to Section 102(b)(7) of the DGCL, Article Fifth(4) of Revlon’s certificate of incorporation provides that no director of the registrant will be personally liable to the registrant or any of its stockholders for monetary damages for breach of such director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Pursuant to Article Fifth(4) of Revlon’s certificate of incorporation, any repeal or modification of Article Fifth(4) by the stockholders of Revlon will not adversely affect any right or protection of a director of the registrant existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Interests of MacAndrews & Forbes in the Exchange Offer

In connection with, and subject to consummation of, the Exchange Offer, (1) MacAndrews & Forbes and RCPC will amend the Senior Subordinated Term Loan to extend the maturity date from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer and change the annual interest rate from 11% to 12.75%, (2) MacAndrews & Forbes will contribute $3.71 of the aggregate outstanding principal amount of the Subordinated Term Loan for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Subordinated Term Loan, and (3) Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer. This arrangement is discussed in detail in the section entitled “The Contribution and Stockholder Agreement.”

MacAndrews & Forbes, as holder of Revlon common stock and as lender under the Senior Subordinated Term Loan has various interests in certain arrangements and transactions to be entered into in connection with, and subject to consummation of, the Exchange Offer different from your interests as a stockholder. These interests, which are described below, were considered by the Board of Directors in their respective decisions to approve the Exchange Offer.

As of the date of the Exchange Offer, MacAndrews & Forbes owned approximately 58.2% of our Class A Common Stock and 100% of our Class B Common Stock, and approximately 74.6% of the combined voting power of such shares as of such date and time. As a result, MacAndrews & Forbes is able to elect the entire Revlon board of directors and to control the vote on all matters submitted to a vote of our stockholders. MacAndrews & Forbes Holdings Inc. is wholly-owned by Ronald O. Perelman, Chairman of the Revlon Board of Directors.

The more shares of Class A Common Stock that are tendered into the Exchange Offer, the greater will be MacAndrews & Forbes’ interest in our Common Stock following the Exchange Offer because MacAndrews & Forbes is not exchanging its shares of Common Stock in the Exchange Offer and because Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer. If all of our outstanding shares of Class A Common Stock other than those owned by MacAndrews & Forbes and its affiliates are tendered into the Exchange Offer, then MacAndrews & Forbes and its affiliates would own 100% of our Common Stock following the Exchange Offer. For illustrative examples of four scenarios that indicate the effect that the Exchange Offer could have on MacAndrews & Forbes’ relative percentage ownership of the number of our outstanding shares and combined voting power, see “Special Factors — Certain Effects of the Exchange Offer — Effect on Ownership Structure of Revlon.” In addition, if the Exchange Offer is not consummated, MacAndrews & Forbes will continue to be owed $107 million, which amount will be due on August 1, 2010, under the Senior Subordinated Term Loan.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL DATA

The selected historical financial and other data for the year ended December 31, 2008 have been derived from our audited consolidated financial statements. The selected historical financial and other data for the six months ended June 30, 2009 have been derived from our unaudited consolidated financial statements. Results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the entire 2009 fiscal year.

The Pro Forma Data give pro forma effect as described below to the following transactions (collectively referred to as the “Debt Reduction Transactions”):

•	the use of proceeds from the sale of our Bozzano brand, a non-core men’s hair care and shaving line of products, and certain other non-core brands, including Juvena and Aquamarine, which were being sold only in the Brazilian market at the time of the closing (which transaction closed on July 28, 2008 and was effected through the sale of our indirect Brazilian subsidiary, Ceil, to Hypermarcas S.A., a Brazilian publicly-traded, diversified consumer products corporation) to repay $63 million in aggregate principal amount of the Senior Subordinated Term Loan, which loan RCPC entered into on January 30, 2008 and used the proceeds to repay the $167.4 million in aggregate principal amount outstanding under RCPC’s 8 5/8% Senior Subordinated Notes on their February 1, 2008 maturity date (such transaction is referred to as the “2008 Debt Reduction Transaction”);

•	the repurchases in March and June 2009 of an aggregate principal amount of $30.9 million of the 9 1/2% Senior Notes for $22.8 million of cash. As a result of these repurchases, the Company recorded a gain of $7.5 million during the first half of 2009, which is net of the write-off of the ratable portion of unamortized debt discount and deferred financing fees (such transaction is referred to as the “2009 Repurchase Transactions”); and

•	the net effect of the exchange of 20,235,337 shares of Class A Common Stock for 20,235,337 shares of Series A Preferred Stock, the contribution of $75 million of aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC and the issuance of 20,235,337 shares of Class A Common Stock to MacAndrews & Forbes (such transactions are collectively referred to as the “2009 Exchange Transaction” and collectively with the 2009 Repurchase Transactions the “2009 Debt Reduction Transactions”). The Series A Preferred Stock will have a liquidation preference of $3.71 per share, will be entitled to receive an annual dividend of 12.75% of the liquidation preference, payable quarterly in cash, and will be mandatorily redeemed after four years. If Revlon engages in one of certain specified change of control transactions (not including any transaction with MacAndrews & Forbes) within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend if the per share equity value of Revlon in the change of control transaction is higher than the liquidation preference plus paid and accrued and unpaid dividends on the Series A Preferred Stock, capped at an amount that would provide aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock). If Revlon does not engage in such a change of control transaction within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend of $1.50 per share out of funds lawfully available therefor. In addition, each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock.

For purposes of these pro forma financial statements, it is assumed that all outstanding shares of Class A Common Stock not currently owned by MacAndrews & Forbes and its affiliates are exchanged pursuant to the 2009 Exchange Transaction. To the extent all outstanding shares of Class A Common Stock not currently owned by MacAndrews & Forbes and its affiliates are not exchanged, the value of the redeemable preferred stock and the reduction of aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC would decrease proportionately.

The Pro Forma Statement of Operations Data for the year ended December 31, 2008 shows the incremental pro forma effect of the 2008 Debt Reduction Transaction, as well as the pro forma effects of the 2009 Repurchase Transactions and the 2009 Exchange Transaction, in each case, as if such transactions had been consummated on January 1, 2008.

The Pro Forma Statement of Operations Data for the six months ended June 30, 2009 shows the incremental pro forma effect of the 2009 Repurchase Transactions as well as the pro forma effect of the 2009 Exchange Transaction, in each case, as if such transactions had been consummated on January 1, 2008.

The Pro Forma Balance Sheet Data as of June 30, 2009 gives pro forma effect to the net impact of the 2009 Exchange Transactions as if such transaction had occurred on June 30, 2009.

The adjustments reflected in the unaudited pro forma condensed financial statements are based upon available information and certain estimates and assumptions. Actual results may differ from the pro forma adjustments and from the estimates and assumptions used. The Company’s management believes that the estimates and assumptions used provide a reasonable basis for presenting the effects of the 2009 Exchange Transaction. The Company’s management also believes that the pro forma adjustments give appropriate effect to these estimates and assumptions and are applied in conformity with U.S. generally accepted accounting principles.

The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for the purpose of developing such pro forma information necessary to comply with disclosure requirements and are not necessarily indicative of our results of continuing operations or our financial position that actually would have occurred had such transactions been consummated on the aforementioned dates. The pro forma financial data is not intended to indicate the results that may be expected for any future period.

The financial data should be read in conjunction with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31, 2008
		Pro Forma	Pro Forma	Pro Forma	Pro Forma
		2008 Debt	2009	2009	Debt
		Reduction	Repurchase	Exchange	Reduction
	As Reported	Transaction	Transactions	Transaction	Transactions
	(Dollars in millions, except per share data)
		(b)	(b)	(b)	(Unaudited)

Net sales	$1,346.8	$—	$—	$—	$1,346.8
Cost of sales	490.9	—	—	—	490.9

Gross profit	855.9	—	—	—	855.9
Selling, general and administrative expenses	709.3	—	—	—	709.3
Restructuring costs and other, net	(8.4)	—	—	—	(8.4)

Operating income	155.0	—	—	—	155.0
Other expenses (income):
Interest expense	119.7	(4.7)	(3.0)	(7.6)	104.4
Interest expense — preferred stock	—	—	—	15.6	15.6
Interest and net investment income	(0.7)	—	—	—	(0.7)
Amortization of debt issuance costs	5.6	—	(0.2)	(0.3)	5.1
Foreign currency losses, net	0.1	—	—	—	0.1
Loss on early extinguishment of debt	0.7	—	—	—	0.7
Miscellaneous, net	0.4	—	—	—	0.4

Other expenses, net	125.8	(4.7)	(3.2)	7.7	125.6

Income from continuing operations before income taxes	29.2	4.7	3.2	(7.7)	29.4
Provision for income taxes	(16.1)	(0.1)	(0.1)	—	(16.3)

Income from continuing operations	$13.1	$4.6	$3.1	$(7.7)	$13.1

Basic income per common share from continuing operations	$0.26				$0.26

Diluted income per common share from continuing operations	$0.26				$0.26

Weighted average number of common shares outstanding:
Basic	51,248,710				51,248,710

Diluted	51,311,010				51,311,010

Other Data:
Ratio of earnings to fixed charges(a)	1.2				1.2

	Six Months Ended June 30, 2009
		Pro Forma	Pro Forma	Pro Forma
		2009	2009	2009 Debt
		Repurchase	Exchange	Reduction
	As Reported	Transactions	Transaction	Transactions
	(Dollars in millions, except per share data)
		(c)	(c)	(Unaudited)

Net sales	$625.1	$—	$—	$625.1
Cost of sales	231.6	—	—	231.6

Gross profit	393.5	—	—	393.5
Selling, general and administrative expenses	316.5	—	—	316.5
Restructuring costs and other, net	18.8	—	—	18.8

Operating income	58.2	—	—	58.2
Other expenses (income):
Interest expense	48.1	(0.8)	(3.8)	43.5
Interest expense — preferred stock	—	—	8.2	8.2
Interest and net investment income	(0.4)	—	—	(0.4)
Amortization of debt issuance costs	2.8	(0.1)	—	2.7
Foreign currency losses, net	4.5	—	—	4.5
Gain on repurchase of debt	(7.5)	7.5	—	—
Miscellaneous, net	0.3	—	—	0.3

Other expenses, net	47.8	6.6	4.4	58.8

Income (loss) from continuing operations before income taxes	10.4	(6.6)	(4.4)	(0.6)
Benefit (provision) for income taxes	2.2	0.2	(0.1)	2.3

Income from continuing operations	$12.6	$(6.4)	$(4.5)	$1.7

Basic income per common share from continuing operations	$0.24			$0.03

Diluted income per common share from continuing operations	$0.24			$0.03

Weighted average number of common shares outstanding:
Basic	51,524,278			51,524,278

Diluted	51,533,896			51,533,896

Other Data:
Ratio of earnings to fixed charges(a)	1.2			1.0

	June 30, 2009
		Pro Forma	Pro Forma
		2009	2009 Debt
		Exchange	Reduction
	As Reported	Transaction	Transactions
	(Dollars in millions, except per share data)
		(d)	(Unaudited)

Current assets:
Cash and cash equivalents	$27.2	$(6.0)	$21.2
Trade receivables, less allowance for doubtful accounts	184.0	—	184.0
Inventories	146.3	—	146.3
Prepaid expenses and other	56.6	—	56.6

Total current assets	414.1	(6.0)	408.1
Property, plan and equipment, net	110.4	—	110.4
Other assets	90.4	0.6	91.0
Goodwill, net	182.5	—	182.5

Total assets	$797.4	$(5.4)	$792.0

Current liabilities:
Short-term borrowings	$0.8	$—	$0.8
Current portion of long-term debt	16.7	—	16.7
Accounts payable	85.2	—	85.2
Accrued expenses and other	223.7	(4.2)	219.5

Total current liabilities	326.4	(4.2)	322.2
Long-term debt	1,157.7	—	1,157.7
Long-term debt — affiliates	107.0	(75.0)	32.0
Redeemable preferred stock	—	86.7	86.7
Long-term pension and other post-retirement plan liabilities	213.8	—	213.8
Other long-term liabilities	66.6	—	66.6
Stockholders’ deficiency:
Class B Common Stock, par value $.01 per share; 200,000,000 shares authorized; 3,125,000 shares issued and outstanding as of June 30, 2009	—	—	—
Class A Common Stock, par value $.01 per share; 900,000,000 shares authorized; 50,058,144 shares issued as of June 30, 2009	0.5	—	0.5
Additional paid-in capital	1,004.3	(12.9)	991.4
Treasury stock, at cost; 341,076 shares of Class A Common Stock as of June 30, 2009	(4.2)	—	(4.2)
Accumulated deficit	(1,914.6)	—	(1,914.6)
Accumulated other comprehensive loss	(160.1)	—	(160.1)

Total stockholders’ deficiency	(1,074.1)	(12.9)	(1,087.0)

Total liabilities and stockholders’ deficiency	$797.4	$(5.4)	$792.0

(a)	Earnings used in computing the ratio of earnings to fixed charges consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including amortization of debt issuance costs, but not losses relating to the early extinguishment of debt and gain on repurchase of debt) and 33% of rental expense (considered to be representative of the interest factor). Earnings exceeded fixed charges by $29.2 million as reported for the year ended December 31, 2008 and $10.4 million as reported for the six-month period ended June 30, 2009. On a pro forma basis, earnings exceeded fixed charges by

$29.4 million for the year ended December 31, 2008 and fixed charges exceeded earnings by $0.6 million for the six months ended June 30, 2009.

(b)	Reflects the pro forma effect of the Debt Reduction Transactions for the year ended December 31, 2008. The adjustments primarily include an increase in net interest expense of $0.3 million, which is comprised of:

(i)	a $8.0 million increase in net interest expense in connection with the 2009 Exchange Transaction (which is comprised of $9.6 million of preferred dividends and $6.0 million of interest expense accretion on preferred stock, partially offset by a $7.6 million reduction of interest expense on the Senior Subordinated Term Loan); partially offset by

(ii) a $4.7 million reduction of interest expense related to the 2008 Debt Reduction Transaction; and

(iii)	a $3.0 million reduction of interest expense related to the 2009 Repurchase Transactions.

The adjustments also include a net decrease in the amortization of debt issuance costs of $0.5 million.

(c)	Reflects the incremental pro forma effect of the 2009 Repurchase Transactions, as well as the pro forma effect of the 2009 Exchange Transactions for the six months ended June 30, 2009. The adjustments include an increase in net interest expense of $3.6 million, which is comprised of:

(i)	a $4.4 million increase in net interest expense in connection with the 2009 Exchange Transaction (which is comprised of $4.8 million of preferred dividends and $3.4 million of interest expense accretion on preferred stock, partially offset by a $3.8 million reduction of interest expense on the Senior Subordinated Term Loan); partially offset by

(ii)	a $0.8 million reduction of interest expense in connection with the 2009 Repurchase Transactions. In addition, the adjustments include the reversal of a $7.5 million gain recognized in connection with the 2009 Repurchase Transactions, which, for purposes of these pro forma financial statements, has been assumed to have been consummated on January 1, 2008.

The adjustments also include a net decrease in the amortization of debt issuance costs of $0.1 million.

(d)	Reflects the pro forma effect of the 2009 Exchange Transaction at June 30, 2009. The adjustments include:

(i)	a decrease in long-term debt due to affiliates related to the retirement of $75.0 million on the remaining $107 million aggregate principal balance of the Senior Subordinated Term Loan as a result of a capital contribution from MacAndrews & Forbes equal to such amount;

(ii)	the issuance of Series A Preferred Stock at a fair value of $86.7 million resulting from the exchange of 20,235,337 shares of Class A Common Stock for 20,235,337 shares of Series A Preferred Stock;

(iii)	a $6.0 million decrease in cash and an increase in other assets of $1.8 million related to the payment of deferred financing charges associated with the 2009 Exchange Transaction, after giving effect to the $4.2 million of fees related to the 2009 Exchange Transaction which were accrued and capitalized in the second quarter of 2009; and

(iv)	the write-off of a portion of the deferred financing costs of $1.2 million associated with the Senior Subordinated Term Loan related to the retirement of the $75.0 million of such loan.

The Series A Preferred Stock is initially recorded at fair value and will subsequently be measured at the present value of the amount to be paid at settlement, accruing interest expense using the rate implied at inception. The total amount to be paid at settlement is currently estimated to be approximately $105 million, which represents the $3.71 per share liquidation preference plus the $1.50 per share special dividend. The value of the Series A Preferred Stock also includes the fair value of the special dividend payable in the event of certain change in control transactions of $0.9 million which is initially recorded at fair value and will subsequently be measured at fair value at each reporting period with any changes recognized into earnings, which change could be material if a change of control were to occur. The increase in stockholders’ deficiency of $12.9 million reflects the aforementioned pro forma effect of the write-off of a portion of the deferred financing costs of $1.2 million associated with the Senior Subordinated Term Loan, and the $11.7 million difference between the fair value of the Series A Preferred Stock issued as a result of the exchange of Class A Common Stock for Series A Preferred Stock and the $75.0 million retirement of the Senior Subordinated Term Loan as a result of a capital contribution from MacAndrews & Forbes equal to such amount.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009, as adjusted to give effect to the exchange of 20,235,337 shares of Class A Common Stock for 20,235,337 shares of Series A Preferred Stock. For purposes of the pro forma capitalization table presented below, it is assumed that all outstanding shares of Class A Common Stock not currently owned by MacAndrews & Forbes and its affiliates are exchanged pursuant to the 2009 Exchange Transaction.

The following table should be read in conjunction with “Selected Historical and Unaudited Pro Forma Consolidated Financial Data” and with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this Offer to Exchange.

	As of June 30, 2009
		Pro Forma	Pro Forma
	Actual	Adjustments	As Adjusted
	(Dollars in millions)
			(Unaudited)

Cash and cash equivalents	$27.2	$(6.0)	$21.2

Indebtedness:
Short-term borrowings — third parties	$0.8	$—	$0.8
Current portion of long-term debt:
Other long-term debt	0.1	—	0.1
2006 Term Loan Facility due 2012	16.6	—	16.6
Long-term debt:
2006 Term Loan Facility due 2012	798.4	—	798.4
2006 Revolving Credit Facility due 2012	1.5	—	1.5
MacAndrews & Forbes Senior Subordinated Term Loan due 2010	107.0	(75.0)	32.0	(a)
9 1/2% Senior Notes due 2011, net of discounts	357.8	—	357.8
Redeemable preferred stock	—	86.7	86.7	(a)

Total indebtedness	$1,282.2	$11.7	$1,293.9

Stockholders’ deficiency:
Class B common stock	—	—	—
Class A common stock	0.5	—	0.5
Additional paid-in capital	1,004.3	(12.9)	991.4
Treasury stock	(4.2)	—	(4.2)
Accumulated deficit	(1,914.6)	—	(1,914.6)
Accumulated other comprehensive loss	(160.1)	—	(160.1)

Total stockholders’ deficiency	$(1,074.1)	$(12.9)	$(1,087.0	)(b)

Total capitalization	$208.1	$(1.2)	$206.9

(a)	The increase in total indebtedness reflects the pro forma effect of a decrease in long-term debt due to affiliates related to the retirement of $75.0 million of the remaining $107 million aggregate outstanding principal balance of the Senior Subordinated Term Loan as a result of a capital contribution from MacAndrews & Forbes equal to such amount and an increase of $86.7 million of redeemable preferred stock. The pro forma adjustments include the issuance of Series A Preferred Stock at a fair value of $86.7 million resulting from the exchange of 20,235,337 shares of Class A Common Stock for 20,235,337 shares of Series A Preferred Stock. The Series A Preferred Stock is initially recorded at fair value and will subsequently be measured at the present value of the amount to be paid at the settlement date of each of the liquidation preference and the special dividend, accruing interest expense using the rate implied at inception. The total amount to be paid at settlement is approximately $105 million, which represents the $3.71 per share liquidation preference plus the $1.50 per share special dividend.

(b)	The increase in stockholders’ deficiency reflects the pro forma effect of the write-off of a portion of the deferred financing costs of $1.2 million associated with the Senior Subordinated Term Loan related to the retirement of the $75.0 million of such loan, and the $11.7 million difference between the fair value of the Series A Preferred Stock issued as a result of the exchange of 20,235,337 shares of Class A Common Stock for 20,235,337 shares of Series A Preferred Stock and the $75.0 million retirement of the remaining $107 million aggregate principal balance of the Senior Subordinated Term Loan as a result of a capital contribution from MacAndrews & Forbes equal to such amount.

TERMS OF THE EXCHANGE OFFER

No Recommendation

NEITHER REVLON NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER ANY CLASS A COMMON STOCK OR REFRAIN FROM TENDERING CLASS A COMMON STOCK IN THE EXCHANGE OFFER AS THE BOARD OF DIRECTORS CONSIDERS THIS A PERSONAL INVESTMENT DECISION. HOWEVER, OUR BOARD OF DIRECTORS HAS AUTHORIZED THE EXCHANGE OFFER AND HAS DETERMINED THAT THE EXCHANGE OFFER IS FAIR TO THE COMPANY AND TO REVLON’S UNAFFILIATED STOCKHOLDERS. ACCORDINGLY, YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER CLASS A COMMON STOCK IN THE EXCHANGE OFFER AND, IF SO, THE NUMBER OF SHARES TO TENDER. PARTICIPATION IN THE EXCHANGE OFFER IS VOLUNTARY, AND YOU SHOULD CONSIDER CAREFULLY WHETHER TO PARTICIPATE. BEFORE YOU MAKE YOUR DECISION, WE URGE YOU TO CAREFULLY READ THIS OFFER TO EXCHANGE IN ITS ENTIRETY, INCLUDING THE INFORMATION SET FORTH IN THE SECTIONS OF THIS OFFER TO EXCHANGE ENTITLED “RISK FACTORS” AND “SPECIAL FACTORS” AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN. WE ALSO URGE YOU TO CONSULT YOUR OWN LEGAL, FINANCIAL AND TAX ADVISORS IN MAKING YOUR OWN DECISIONS ON WHAT ACTION, IF ANY, TO TAKE IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES.

General

We are making the Exchange Offer for our outstanding shares of Class A Common Stock. Upon the terms and subject to the conditions set forth in this Offer to Exchange and in the Letter of Transmittal, we will accept for exchange any shares of Class A Common Stock that are properly tendered and are not withdrawn prior to the expiration of the Exchange Offer. The Exchange Offer will expire at 5:00 p.m., New York City time, on September 10, 2009, unless extended or earlier terminated by us.

We will issue one share of Series A Preferred Stock in exchange for each validly tendered share of Class A Common Stock promptly after the Expiration Date.

This Offer to Exchange is being sent to all beneficial holders of Class A Common Stock. Shares of Class A Common Stock tendered but not accepted because they were not validly tendered will remain outstanding upon completion of the Exchange Offer. Any tendered shares of Class A Common Stock not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this Offer to Exchange or otherwise, will be returned, without expense, to the tendering holder as promptly as practicable after the Expiration Date. Our obligation to accept Class A Common Stock tendered pursuant to the Exchange Offer is limited by the conditions listed below under “Terms of the Exchange Offer — Conditions to the Exchange Offer.” Shares of Class A Common Stock that are not exchanged in the Exchange Offer will remain outstanding and will be entitled to all rights and benefits their holders have under our certificate of incorporation and bylaws and applicable law unless, following completion of the Exchange Offer a short-form merger is consummated in accordance with Section 253 of the DGCL consistent with the terms of the Contribution and Stockholder Agreement.

Under Delaware law, holders of Class A Common Stock are not entitled to any appraisal rights in connection with the Exchange Offer. If a short-form merger is consummated in accordance with Section 253 of the DGCL consistent with the terms of the Contribution and Stockholder Agreement, appraisal rights pursuant to Section 262 of the DGCL will be available to unaffiliated stockholders who do not tender their shares of Class A Common Stock in the Exchange Offer. Revlon’s stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares of Class A Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the short-form merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from Revlon. Any such judicial determination of the fair value of shares of Class A Common Stock could be based upon considerations other than, or in addition to, the value of the Series A Preferred Stock offered in the Exchange Offer and the market value of the shares of Class A Common Stock, including asset values and the investment value of the shares of Class A Common Stock. The value so determined could be more or less than the value of Series A Preferred Stock. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in the Exchange Offer, is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of Revlon who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the shares of Class A Common Stock of such holder will be converted into the right to receive a share of Series A Preferred Stock. The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Revlon’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Annex E hereto. For more information regarding appraisal rights, see “Appraisal Rights.”

Although MacAndrews & Forbes has agreed that it will not be tendering its shares in the Exchange Offer because it is participating in this transaction by other means, MacAndrews & Forbes will enter into the Senior Subordinated Term Loan amendment and contribute to Revlon $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal of the Senior Subordinated Term Loan, and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer.

As of the date of this Offer to Exchange, MacAndrews & Forbes directly and indirectly beneficially owned approximately 58.2% of our Class A Common Stock and 100% of our Class B Common Stock, together representing approximately 74.6% of the combined voting power of all of our outstanding equity securities.

If a majority of Revlon’s unaffiliated stockholders do not tender their shares in the Exchange Offer, the Offer will not be consummated and MacAndrews & Forbes will continue to beneficially own approximately 58.2% of our outstanding Class A Common Stock and 100% of our outstanding Class B Common Stock, and will beneficially own approximately 74.6% of the combined voting power of all of our outstanding equity securities, and as a result, none of the provisions summarized in “The Contribution and Stockholder Agreement” will be in effect and the extension of the maturity date of the Senior Subordinated Term Loan will not occur as contemplated in the Exchange Offer.

We will be deemed to have accepted for exchange properly tendered shares of Class A Common Stock when we have given oral or written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the holders of Class A Common Stock who tender their Class A Common Stock in the Exchange Offer for the purposes of receiving new shares of Series A Preferred Stock from us and delivering such shares of Series A Preferred Stock to the exchanging holders. We expressly reserve the right, subject to applicable law, to amend or terminate the Exchange Offer, and not to accept for exchange any Class A Common Stock not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “Terms of the Exchange Offer — Conditions to the Exchange Offer.”

Exchange Offer Consideration

We are offering to exchange for each share of Class A Common Stock one share of newly-issued Series A Preferred Stock. For a description of the Series A Preferred Stock and a summary of the material differences between the Class A Common Stock and the Series A Preferred Stock, see “Description of Series A Preferred Stock” and “Material Differences Between Class A Common Stock and Series A Preferred Stock.”

In connection with, and subject to consummation of, the Exchange Offer, MacAndrews & Forbes and RCPC will amend the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC to extend the maturity date from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer and change the annual interest rate from 11% to 12.75%, MacAndrews & Forbes will contribute $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of aggregate outstanding principal amount of the Senior Subordinated Term Loan, and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer. This arrangement is discussed in detail in the section entitled “The Contribution and Stockholder Agreement.”

We expect that quarterly dividends on our Series A Preferred Stock and Series B Preferred Stock will be funded by interest received by us from RCPC on the portion of the Senior Subordinated Term Loan Agreement that is contributed to us by MacAndrews & Forbes.

Conditions to the Exchange Offer

Notwithstanding any other provisions of this Offer to Exchange, Revlon will not be required to accept for exchange or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, exchange any tendered shares of Class A Common Stock unless:

•	the Minimum Condition that at least 10,117,669 shares of Class A Common Stock (representing a majority of the Class A Common Stock not beneficially owned by MacAndrews & Forbes) are tendered;

•	the Senior Subordinated Term Loan Amendment will be in full force and effect;

•	no applicable law and no permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction will be and remain in effect which has the effect of prohibiting the consummation of the Exchange Offer;

•	there will not be existing any temporary restraining order, preliminary injunction, pending or threatened any suit, action or proceeding by any governmental entity which challenges or seeks to enjoin the Exchange Offer;

•	there will not have occurred any change, effect, occurrence, state of facts or development that is or is reasonably likely to be material and adverse to the financial condition, assets, liabilities, business or results of operations of the Company and its subsidiaries taken as a whole;

•	the Written Consent shall be in full force and effect; and

•	the Charter Amendments shall have been duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL.

Procedures for Tendering

Valid Tender of Shares of Class A Common Stock.  To validly tender shares of Class A Common Stock pursuant to the Exchange Offer, a Letter of Transmittal must be completed by registered stockholders either (i) if certificates are to be forwarded therewith or (ii) if tenders are to be made pursuant to the procedures for delivery by book-entry transfer set forth below under “— Book Entry Transfer” and an Agent’s Message is not delivered. Tenders by book-entry transfer may also be made by delivering an Agent’s Message in lieu of a Letter of Transmittal. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that

Revlon may enforce the Letter of Transmittal against such participant. Certificates for all physically tendered shares of Class A Common Stock, or Book-Entry Confirmation, as the case may be, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile hereof or Agent’s Message in lieu thereof) and any other documents required by the Letter of Transmittal, must be received by the Exchange Agent at the applicable address set forth in the Letter of Transmittal on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures set forth below under “— Guaranteed Delivery.”

Book-Entry Transfer.  The Exchange Agent will establish an account with respect to the shares of Class A Common Stock at DTC for purposes of the Exchange Offer within two business days after the date of this Offer to Exchange. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of shares of Class A Common Stock by causing DTC to transfer such shares of Class A Common Stock into the Exchange Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of shares of Class A Common Stock may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at its address set forth on the back cover of this Offer to Exchange by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of shares of Class A Common Stock into the Exchange Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Revlon 401(k) Participants.  If you wish to tender shares of our Class A Common Stock held by our 401(k) plan for your account under our 401(k) plan into the Exchange Offer, you will need to notify FMT of your decision. To indicate your decision, you should properly complete the Trustee Direction Form and return it to FMT for its receipt by 4:00 p.m., New York City time, on September 2, 2009 (which is four business days prior to the scheduled September 10, 2009 Expiration Date). You should receive the Trustee Direction Form from FMT. You should contact FMT if you do not receive this form but you believe you are entitled to participate in the Exchange Offer with respect to shares held for your account under the 401(k) plan. You should read carefully the Trustee Direction Form and the accompanying letter from FMT for important terms and conditions related to participation in the Exchange Offer by 401(k) plan participants.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Exchange Agent.

Signature Guarantees and Stock Powers.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the NYSE Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the shares of Class A Common Stock) of shares of Class A Common Stock tendered therewith and such registered owner has not completed the box entitled “Special Issuance Instructions” on the Letter of Transmittal or (b) if such shares of Class A Common Stock are tendered for the account of an Eligible Institution. See Instructions 1 and 3 of the Letter of Transmittal. If the certificates for shares of Class A Common Stock are registered in the name of a person other than the signer of the Letter of Transmittal, or if shares of Class A Common Stock not tendered or not accepted for exchange or shares of Series A Preferred Stock are to be issued to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 3 of the Letter of Transmittal.

If certificates representing shares of Class A Common Stock are forwarded separately to the Exchange Agent, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery.  Any stockholder whose certificates for shares of Class A Common Stock are not immediately available or who cannot deliver his, her or its certificates and all other required documents to the Exchange Agent on or prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, may tender his, her or its shares of Class A Common Stock by satisfying each of the requirements set forth below:

•	such tender must be made through an Eligible Institution,

•	prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent must receive from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Revlon (by mail, facsimile transmission or hand delivery), setting forth the name and address of the Holder and the amount of shares of Class A Common Stock tendered, stating that the tender is being made thereby and guaranteeing that within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered shares of Class A Common Stock (if any), in proper form for transfer, or a Book-Entry Confirmation, as the case may be, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof or Agent’s Message in lieu thereof) with any required signature guarantees and any other documents required by this Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and

•	the certificates for all physically tendered shares of Class A Common Stock (if any), in proper form for transfer, or a Book-Entry Confirmation, as the case may be, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof or Agent’s Message in lieu thereof) with any required signature guarantees and all other documents required by this Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES OF CLASS A COMMON STOCK, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT (OR IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE MAILING BE BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

Other Requirements.  We will exchange shares of Class A Common Stock validly tendered pursuant to the Exchange Offer, and not properly withdrawn, prior to the Expiration Date only after timely receipt by the Exchange Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such shares of Class A Common Stock, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may receive shares of Series A Preferred Stock at different times depending upon when certificates for shares of Class A Common Stock or Book-Entry Confirmations with respect to shares of Class A Common Stock are actually received by the Exchange Agent.

Binding Agreement.  Our acceptance of shares of Class A Common Stock tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Exchange Offer.

Determination of Validity

All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance of any tender of shares of Class A Common Stock will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any shares of Class A Common Stock of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of shares of Class A Common Stock will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Revlon, any of its affiliates or assigns, the Exchange Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Exchange Offer (including, without limitation, the Letter of Transmittal and the Instructions thereto and any other documents related to the Exchange Offer) will be final and binding.

Acceptance; Exchange of Class A Common Stock

Upon the terms and subject to the satisfaction or waiver of the conditions of the Exchange Offer as of the Expiration Date, promptly following the Expiration Date, we will accept any shares of Class A Common Stock validly tendered, and not properly withdrawn, prior to the Expiration Date and issue in consideration therefor shares of newly-issued Series A Preferred Stock. Unless the Exchange Offer is terminated in accordance with its terms, we may extend the Exchange Offer for any period at our sole discretion and must extend the Exchange Offer from time to time for such period as may be required by any applicable law, rule, regulation, interpretation or position if any applicable law, rule, regulation, interpretation or position of the SEC or its staff thereof or the NYSE applicable to the Exchange Offer requires such extension.

Expiration; Extensions; Termination; Amendment

The Exchange Offer will expire at 5:00 p.m., New York City time, on September 10, 2009, unless the Exchange Offer is extended or earlier terminated by us. We, in our sole discretion, may extend the Expiration Date and delay acceptance for exchange of any shares of Class A Common Stock for any reason. We will extend the duration of the Exchange Offer as required by applicable law. We will announce any extensions by press release or other permitted means by no later than 5:00 p.m., New York City time, on the business day after the previously scheduled Expiration Date. During any extension, all shares of Class A Common Stock previously tendered will remain subject to the Exchange Offer unless validly withdrawn. In addition, we reserve the right to:

•	terminate or amend the Exchange Offer and not to accept for exchange any shares of Class A Common Stock not previously accepted for exchange upon the occurrence of any of the events specified above under “Terms of the Exchange Offer — Conditions to the Exchange Offer” that have not been waived by us; and

•	amend the terms of the Exchange Offer in any manner permitted or not prohibited by law.

If we terminate or amend the Exchange Offer, we will notify the Exchange Agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment. If we make a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer, or waive a material condition of the Exchange Offer, we will promptly disseminate disclosure regarding the changes to the Exchange Offer and extend the Exchange Offer, each as and to the extent required by law, to ensure that the Exchange Offer remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

Withdrawal Rights

A stockholder may withdraw shares of Class A Common Stock tendered pursuant to the Exchange Offer at any time prior to the Expiration Date.

For a withdrawal of shares of Class A Common Stock to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of this Offer to Exchange. Any notice of withdrawal must specify the name of the person having tendered the shares of Class A Common Stock to be withdrawn, the number of shares of Class A Common Stock to be withdrawn and the name of the record holder of the shares of Class A Common Stock to be withdrawn, if different from that of the person who tendered such shares of Class A Common Stock. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares of Class A Common Stock have been tendered for the account of any Eligible Institution. If shares of Class A Common Stock have been tendered pursuant to the procedures for book-entry transfer as set forth in “Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of Class A Common Stock. If certificates representing the shares of Class A Common Stock have been delivered or otherwise identified to the Exchange Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Exchange Agent prior to the physical release of such certificates.

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of shares of Class A Common Stock will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Revlon, of its affiliates or assigns, the Exchange Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of shares of Class A Common Stock may not be rescinded, and any shares of Class A Common Stock properly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. However, withdrawn shares of Class A Common Stock may be retendered by following one of the procedures for tendering shares of Class A Common Stock described in “Procedures for Tendering” at any time prior to the Expiration Date.

If we extend the Exchange Offer, delay our acceptance for exchange of shares of Class A Common Stock, or are unable to accept shares of Class A Common Stock pursuant to the Exchange Offer, for any reason, then, without prejudice to our rights under the Offer, the Exchange Agent may nevertheless, on our behalf, retain tendered shares of Class A Common Stock, and such shares of Class A Common Stock may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section prior to the Expiration Date.

Fees and Expenses

The following table sets forth the estimated expenses (all of which will be borne by the Company) incurred in connection with the Exchange Offer. All of the amounts shown are estimates, except the SEC filing fees.

SEC filing fees	$16,084
Financial advisors	2,500,000
Printing and distributing	200,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	200,000
Miscellaneous	725,000
Total	$6,141,084

Brokerage Commissions

No brokerage commissions are payable by the holders of the Class A Common Stock to the Exchange Agent, the Information Agent or us. If your Class A Common Stock is held through a broker or other nominee who tenders the Class A Common Stock on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Transfer Taxes

You will not be obligated to pay any transfer tax in connection with the tender of your shares of Class A Common Stock in the Exchange Offer unless you instruct us to register your shares of Series A Preferred Stock in the name of a person other than the registered tendering holder. In this case, you will be responsible for the payment of any applicable transfer tax.

Future Purchases

Following completion of the Exchange Offer, MacAndrews & Forbes or Revlon or their affiliates may from time to time, depending upon market, pricing and other conditions, as well as cash balances and liquidity, seek to purchase shares of Class A Common Stock in the open market, privately negotiated transactions, tender offers or otherwise. The amounts of any such purchases may be material. Future purchases of Class A Common Stock that remains outstanding after the Exchange Offer may be on terms that are more or less favorable than the Exchange Offer.

Resale of Series A Preferred Stock Received in the Exchange Offer

The Exchange Offer is being made pursuant to an exemption from the registration requirements of the Securities Act contained in Section 3(a)(9) of the Securities Act. We have not filed a registration statement under the Securities Act or any other federal or state securities laws with respect to the Series A Preferred Stock that will be issued in the Exchange Offer. To the extent that Class A Common Stock that is tendered in the Exchange Offer is freely tradable, Series A Preferred Stock issued in consideration therefor in the Exchange Offer will generally be freely transferable under U.S. federal securities laws. We do not intend to list the Series A Preferred Stock on any securities exchange, and there can be no assurance that a robust trading market in the Series A Preferred Stock will develop.

Source of Funds

Prior to the consummation of the Exchange Offer, conditioned upon and effective upon the consummation of the Exchange Offer, MacAndrews & Forbes and RCPC will amend the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC to extend the maturity date of such loan from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer and change the annual interest rate from 11% to 12.75%. In addition, conditioned upon and effective upon the consummation of the Exchange Offer, MacAndrews & Forbes will then contribute to Revlon $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan. We expect that quarterly dividends on our Series A Preferred Stock and Series B Preferred Stock will be funded by interest received by us from RCPC on the portion of the Senior Subordinated Term Loan that is contributed to us by MacAndrews & Forbes. We expect that the $1.50 dividend payable on the second anniversary of the issuance of the Series A Preferred Stock if no change of control transaction has occurred by that date will be paid from cash from operations, and any refinancing of the 9 1/2% Senior Notes, which are due in April 2011, will need to permit us to pay such $1.50 dividend. We expect that the $3.71 per share payable upon redemption of the Series A Preferred Stock and Series B Preferred Stock will be funded by the repayment by RCPC of the principal of the portion of the Senior Subordinated Term Loan that is contributed to us by MacAndrews & Forbes. We expect that any special dividend payable in connection with any change of control transaction will be payable out of the proceeds of such change of control transaction.

HOUSEHOLDING OF STOCKHOLDER MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” stockholder materials, such as proxy statements, information statements and annual reports. This means that only one copy of this Offer to Exchange may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of this Offer to Exchange to you if you write or call us at the following address or telephone number: Investor Relations Department, Revlon, Inc., 237 Park Avenue, New York, New York 10017, telephone: (212) 527-5230. If you want to receive separate copies of stockholder materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address or telephone number.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences of the Exchange Offer and the Mandatory Short-Form Merger (as defined below) that may be relevant to United States holders (as defined below) of Class A Common Stock. This summary also addresses certain United States federal income tax consequences arising from the ownership and disposition of the Series A Preferred Stock and the Series B

Preferred Stock, if any, received upon conversion of the Series A Preferred Stock. This summary applies only to our stockholders that hold their Class A Common Stock and will hold Series A Preferred Stock and Series B Preferred Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this summary is for general information only, and does not purport to discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances, or if you are a holder subject to special rules, such as:

•	a bank or other financial institution;

•	a holder other than a United States holder;

•	a regulated investment company;

•	a tax-exempt organization;

•	an insurance company;

•	a dealer in securities or foreign currencies;

•	a person (including traders in securities) using a mark-to-market method of accounting;

•	a person that holds shares of Class A Common Stock, Series A Preferred Stock or Series B Preferred Stock as a hedge or as part of a straddle, constructive sale, conversion transaction or other integrated transaction;

•	a taxpayer subject to the alternative minimum tax;

•	a holder whose “functional currency” is not the United States dollar;

•	a person that holds Class A Common Stock, Series A Preferred Stock or Series B Preferred Stock on behalf of another person as nominee;

•	a person that acquired shares of Class A Common Stock upon the exercise of employee stock options, vesting of restricted stock or otherwise as compensation; or

•	an entity that is treated as a partnership or a trust for United States federal income tax purposes.

A United States holder is any person that is not exempt from United States federal income taxation and is:

•	a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

•	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or if the trust has a valid election in place under applicable United States Treasury Regulations to be treated as a United States person for United States federal income tax purposes.

If a partnership, including for this purpose any entity that is treated as a partnership for United States federal income tax purposes, holds Class A Common Stock, Series A Preferred Stock or Series B Preferred Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors about the United States federal income tax consequences of the Exchange Offer and the ownership and disposition of our Series A Preferred Stock and Series B Preferred Stock.

This summary is based upon the Code, the regulations promulgated by the United States Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS or opinion of counsel regarding any matter discussed in the Exchange Offer.

YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS BASED ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES.

Exchange of Class A Common Stock for Series A Preferred Stock Pursuant to the Mandatory Short-Form Merger

If a sufficient number of shares of Class A Common Stock are tendered in the Exchange Offer by Revlon’s unaffiliated stockholders such that MacAndrews & Forbes is eligible to consummate a short-form merger under Section 253 of the DGCL by reason of 90% ownership, pursuant to the Contribution and Stockholder Agreement MacAndrews & Forbes or one of its subsidiaries will as soon as reasonably practicable seek to consummate, or cause to be consummated, a short-form merger in accordance with Section 253 of the DGCL pursuant to which the holders of Class A Common Stock (other than MacAndrews & Forbes or its affiliates) will receive Series A Preferred Stock or shares of preferred stock in the surviving corporation of such transaction with terms substantially identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock) (“Mandatory Short-Form Merger”). We intend to take the position that for United States federal income tax purposes the exchange of Class A Common Stock for Series A Preferred Stock pursuant to the Mandatory Short Form Merger will be considered part of an integrated plan that includes the Exchange Offer, and that the United States federal income tax consequences of the Exchange Offer, as described herein, shall apply to the exchange of Class A Common Stock for Series A Preferred Stock pursuant to the Mandatory Short-Form Merger.

The Exchange

Recapitalization of a Family-Owned Corporation

Generally, if we qualify as a “family-owned corporation” within the meaning of Section 354(a)(2)(C)(ii)(II) of the Code, the exchange of Class A Common Stock for Series A Preferred Stock (either pursuant to the Exchange Offer or the Mandatory Short-Form Merger) will be treated as a recapitalization under Section 368(a)(1)(E) of the Code and you will not recognize any gain or loss upon the receipt of Series A Preferred Stock in exchange for your shares of Class A Common Stock pursuant to the Exchange Offer. In that case, your initial tax basis in the Series A Preferred Stock will equal the adjusted tax basis of the Class A Common Stock surrendered in exchange therefor and your holding period for the Series A Preferred Stock will include your holding period for such Class A Common Stock. We will qualify as a family-owned corporation if throughout the approximate 8-year period beginning on the date which is 5 years before the date of the consummation of the Exchange Offer and ending on the third anniversary of the consummation of the Exchange Offer (or, if a Mandatory Short-Form Merger is consummated, the third anniversary of the consummation of the Mandatory Short-Form Merger) at least 50 percent of the total combined voting power of all classes of our stock entitled to vote, and at least 50 percent of all other classes of our stock were owned, and will continue to be owned, directly or indirectly, by members of the same family.

We believe that we satisfied the requirements for qualifying as a family-owned corporation with respect to periods prior to the date of this Offer to Exchange. However, no assurance can be given that we will continue to satisfy such requirements throughout the required 8-year period. If we fail to qualify as a family-owned corporation following the date of the consummation of the Exchange Offer, the exchange will be treated retroactively as a taxable transaction (unless the exchange otherwise qualifies as a non-taxable transaction as discussed below under “Classification of the Series A Preferred Stock as Nonqualified Preferred Stock”), and you may be required to amend your United States federal income tax returns for the taxable year in which the exchange occurred. The statute of limitations for the assessment of any deficiency attributable to our failure to qualify as a family-owned corporation will be extended for a period of 3 years after the date the IRS is notified by us (in such a manner as the Secretary of the Treasury may prescribe) of such failure.

Holders of shares of Class A Common Stock that are not exchanged for Series A Preferred Stock will not recognize gain or loss with respect to such stock as a result of the Exchange Offer. Such holders will have the same adjusted tax basis and holding period in such stock as they had immediately before the exchange.

You should consult your tax advisor as to the classification of the Company as a family-owned corporation and the consequences of a failure to qualify as a family-owned corporation with respect to your particular circumstances.

Classification of the Series A Preferred Stock as Nonqualified Preferred Stock

If we do not qualify as a family-owned corporation, the exchange of Class A Common Stock for Series A Preferred Stock will be treated as non-taxable only if the Series A Preferred Stock does not constitute “nonqualified preferred stock” within the meaning of Section 351(g) of the Code. If the Series A Preferred Stock constitutes nonqualified preferred stock, the receipt of Series A Preferred Stock in the exchange generally will be taxable in full to you. In that case, you generally will recognize at the time of the exchange capital gain or loss. Such gain or loss generally will equal the difference between (i) the fair market value of the Series A Preferred Stock received and (ii) your adjusted tax basis in the Class A Common Stock surrendered. This gain or loss generally will be long term capital gain or loss if the holding period for the surrendered Class A Common Stock is more than one year at the date of the exchange. If you purchased blocks of Class A Common Stock in different transactions, you must calculate gain or loss separately for each block of Class A Common Stock.

Nonqualified preferred stock generally includes preferred stock if the issuer or a related person is required to redeem or purchase the stock within the 20-year period beginning on the issue date. Because we are required to redeem the Series A Preferred Stock on the earlier of (i) the fourth anniversary of the issuance date, and (ii) the consummation of certain specified change of control transactions, the question of whether the Series A Preferred Stock is nonqualified preferred stock turns upon whether the Series A Preferred Stock will be considered “preferred stock” for this purpose.

Preferred stock for this purpose is stock which is limited and preferred as to dividends and does not participate in corporate growth to any significant extent. Stock is not treated as participating in corporate growth to any significant extent unless there is a real and meaningful likelihood of the stockholder actually participating in the earnings and growth of the corporation. The Series A Preferred Stock is limited and preferred as to dividends and is entitled to limited amounts upon liquidation or redemption. Accordingly, while there is no authority directly on point, we intend to take the position that the Series A Preferred Stock is preferred stock, and nonqualified preferred stock, for purposes of Section 351(g) and Section 354 of the Code. Therefore, unless the exchange qualifies as a recapitalization of a “family-owned corporation” as discussed above under “Recapitalization of a Family-Owned Corporation,” we will treat it as a taxable transaction.

You should consult your tax advisor as to the classification of the Series A Preferred Stock as nonqualified preferred stock for purposes of Section 351(g) and Section 354 of the Code and the consequences of such classification with respect to your particular circumstances.

Ownership and Disposition of Series A Preferred Stock

Distributions

Cash distributions, and the amount of any constructive distributions under Section 305(c) of the Code (as described below under “— Redemption Premium” and “— Constructive Distribution Upon Conversion of the Series A Preferred Stock”) with respect to the Series A Preferred Stock will generally be treated as dividends, taxable as ordinary income to you to the extent of the ratable share of our current and accumulated earnings and profits allocable to such Series A Preferred Stock. Such distributions to non-corporate holders may qualify for the lower rate of taxation applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. If cash distributions on Series A Preferred Stock exceed our earnings and profits, such excess will be applied to reduce, but not below zero, your adjusted tax basis in your Series A Preferred Stock, and any excess will generally be taxable as capital gain to you. If a non-corporate holder receives an “extraordinary dividend” within the meaning of Section 1059 of the Code (as described below) which is eligible for the reduced rate applicable to long-term capital gains, any loss on a subsequent sale of such Series A Preferred Stock with respect to which such dividend is made is treated as a long-term capital loss to the extent of such dividend.

Corporate holders may be eligible for a dividends-received deduction for cash distributions with respect to the Series A Preferred Stock. The dividends-received deduction is, however, subject to various limitations which depend on a corporate holder’s particular circumstances, including certain holding period requirements under Section 246 of the Code and limitations on the use of debt-financing with respect to the Series A Preferred Stock under Section 246A of the Code. In addition, the dividends-received deduction with respect to cash distributions on the Series A Preferred Stock may be subject to Section 1059 of the Code. Section 1059 of the Code requires a corporation to reduce its adjusted tax basis in the Series A Preferred Stock by the amount of the dividends-received deduction resulting from any “extraordinary dividend” paid on the Series A Preferred Stock. An extraordinary dividend for purposes of Section 1059 of the Code includes, among other items, a dividend that exceeds 5% of a corporation’s adjusted tax basis in the Series A Preferred Stock.

You should consult your tax advisor regarding the availability of the dividends-received deduction and the possible application of Section 1059 of the Code or other limitations with respect to your particular circumstances.

Redemption Premium

If the Series A Preferred Stock constitutes “preferred stock” for purposes of Section 305(c) of the Code and the Treasury Regulations issued under such Section (the “Section 305(c) Regulations”), and the redemption price of Series A Preferred Stock exceeds its issue price by more than a de minimis amount, such excess may be treated as a constructive distribution of additional stock on Series A Preferred Stock that is included in income over the term of the Series A Preferred Stock as discussed below. For purposes of this rule, if the redemption price at maturity exceeds the issue price by an amount that equals or exceeds the product of (i) 1/4 of 1% of the redemption price and (ii) the number of complete years to maturity, such Series A Preferred Stock will be deemed to have an excessive redemption price. Because the issue price of the Series A Preferred Stock for United States federal income tax purposes will be equal to its fair market value at the time of the exchange (or, if the Series A Preferred Stock is not considered to be traded on an established market at any time during the 60-day period ending 30 days after the date of the exchange but the Class A Common Stock is considered to be so traded, the fair market value of the Class A Common Stock at the time of the exchange), it is possible, depending on its fair market value at that time (or the fair market value of the Class A Common Stock at that time, as applicable), that the Series A Preferred Stock will be issued with more than a de minimis amount of redemption premium. Under Section 305(c) of the Code such premium must be taken into account as a series of constructive distributions under principles similar to the principles of the original issue discount provisions of the Code (i.e., using a constant yield method over the term of the Series A Preferred Stock), in advance of receiving the cash attributable to such income.

If no specified change of control transaction has occurred within two years of the consummation of the Exchange Offer, the holders of Series A Preferred Stock will be entitled to an additional dividend amount equal to $1.50 per share of Series A Preferred Stock. While there is no authority directly on point, it is possible that, for purposes of determining the redemption premium of the Series A Preferred Stock, such dividend will be treated as part of the redemption price at maturity of the Series A Preferred Stock.

The terms of the Series A Preferred Stock provide that, to the extent we have lawfully available funds to effect such redemption, we will redeem the Series A Preferred Stock on the earlier of (i) the fourth anniversary of the issuance date, and (ii) the consummation of certain specified change of control transactions. The Section 305(c) Regulations provide that if stock may be redeemed at more than one time, a constructive distribution will result only with respect to the time and price at which redemption is most likely to occur, as determined based on all the facts and circumstances as of the issue date. We intend to take the position that the redemption of the Series A Preferred Stock is most likely to occur on the fourth anniversary of the issuance date, and therefore any redemption premium will be determined based on the redemption price on that date. However, no assurance can be given as to the treatment of the change of control premium with respect to the Series A Preferred Stock under the Section 305(c) Regulations.

For purposes of Section 305(c), “preferred stock” generally means stock that enjoys limited rights and privileges in relation to other classes of stock outstanding, and does not participate in corporate growth to any significant extent. The Series A Preferred Stock is limited and preferred as to dividends and is entitled to limited amounts upon liquidation or redemption. Accordingly, while there is no authority directly on point, we intend to take the position that the Series A Preferred Stock is preferred stock for purposes of Section 305(c) of the Code.

You should consult your tax advisor regarding the treatment of redemption premium and the application of Section 305(c) of the Code and the Section 305(c) Regulations to your particular circumstances.

Disposition of Series A Preferred Stock (other than a Conversion)

In general, subject to the rules discussed below under “Section 306,” the sale or exchange of your Series A Preferred Stock (other than a conversion to Series B Preferred Stock, which is discussed below under “Receipt of Series B Preferred Stock Upon Conversion of the Series A Preferred Stock”) , including a sale of such shares to us (a “redemption”) in a transaction that is treated as a sale or exchange under Section 302 of the Code (collectively, a “disposition”) of your Series A Preferred Stock will result in capital gain or loss equal to the difference between the amount realized in such disposition and your adjusted tax basis in the Series A Preferred Stock immediately before such disposition. Capital gain from the sale, exchange or other disposition of Series A Preferred Stock by non-corporate holders is generally eligible for a preferential rate of taxation, under current law, where the holding period for such Series A Preferred Stock exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations.

Under Section 302 of the Code, a redemption of Series A Preferred Stock generally will be treated as a sale or exchange if (a) such redemption completely terminates your entire actual and constructive stock interest in our equity other than shares owned constructively by you through family attribution if you are eligible to elect and properly elect to waive the constructive ownership rules regarding shares of our equity owned by family members, (b) the redemption is “substantially disproportionate” with respect to you (generally, if immediately following the redemption your voting stock interest in us is less than 80% of your voting stock interest immediately before the redemption, with such 80% test also applying to any Class A Common Stock or other common stock in us owned by you, whether voting or non-voting) or (c) the redemption is “not essentially equivalent to a dividend” with respect to you. In determining whether any of these tests is met, you must take into account the shares of stock actually owned by you as well as the shares of stock constructively owned by you under the constructive ownership rules of Section 318 of the Code. Under these constructive ownership rules, you generally will be deemed to own any shares of our stock that are owned, actually and in some cases constructively, by certain related individuals or entities and any shares of our stock that you have a right to acquire by exercise of an option or by conversion or exchange of a security.

A redemption of shares of your Series A Preferred Stock will be treated as “not essentially equivalent to a dividend” if you experience a “meaningful reduction” in your percentage interest in our equity as a result of the redemption. Depending on your particular circumstances, even a small reduction in your stock ownership interest in us may satisfy this test. In particular, based on a published ruling of the IRS, any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (e.g., an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.”

Receipt of Series B Preferred Stock Upon Conversion of the Series A Preferred Stock

The exchange of Series A Preferred Stock for Series B Preferred Stock will be treated as a recapitalization under Section 368(a)(1)(E) of the Code and, subject to the discussion below under “— Constructive Distribution Upon Conversion of the Series A Preferred Stock,” you will not recognize any gain or loss upon the receipt of Series B Preferred Stock in exchange for your shares of Series A Preferred Stock. Your initial tax basis in the Series B Preferred Stock will equal the adjusted tax basis of the Series A Preferred Stock surrendered in exchange therefor plus any amount included in gross income as a constructive distribution under Section 305(c) of the Code, as described below under “— Constructive Distribution Upon Conversion of the Series A Preferred Stock.” Your

holding period for the Series B Preferred Stock will include your holding period for the Series A Preferred Stock surrendered in exchange therefor.

Constructive Distribution Upon Conversion of the Series A Preferred Stock

Under Section 305(c) of the Code and the Section 305(c) Regulations, a change in redemption price or any transaction (including a recapitalization) having a similar effect on the interest of any shareholder may be treated as a taxable constructive distribution of additional stock with respect to any shareholder whose proportionate interest in our earnings and profits or assets is increased by such change or similar transaction. A constructive distribution may occur, for example, when a change in redemption price or a similar transaction has the effect of the receipt of property by some shareholders and an increase in the proportionate interest of other shareholders in our assets or earnings and profits. The tax consequences of the receipt of a constructive distribution from us are described above under “Distributions.”

We intend to take the position that the exchange of the Series A Preferred Stock for Series B Preferred Stock will give rise to a taxable constructive distribution to the exchanging shareholders because such exchange will result in a change in the redemption price of the exchanged preferred stock upon certain change of control transactions and has the effect of the receipt of money by non-exchanging holders (an additional dividend amount equal to $1.50 per share) and an increase in the proportionate interest of the exchanging holders in our assets or earnings and profits upon the occurrence of any such change of control transaction. If you are treated as receiving a constructive distribution, you may be subject to tax even though you have not received any cash in the exchange of the Series A Preferred Stock for Series B Preferred Stock. The amount of such constructive distribution generally will be equal to the fair market value of the right to receive an additional dividend or additional redemption price with respect to your Series B Preferred Stock upon certain change of control transactions occurring between the second and the third anniversary of the consummation of the Exchange Offer. The taxability of such constructive distribution also depends upon us having either sufficient current earnings and profits in the year of the conversion or accumulated earnings and profits as of the end of the prior year, as discussed above under “Distributions.”

You should consult your tax advisor regarding the treatment of the exchange of Series A Preferred Stock for Series B Preferred Stock and the application of Section 305(c) of the Code and the Section 305(c) Regulations to your particular circumstances.

Section 306

In general, under Section 306 of the Code, preferred stock received in certain tax-free transactions (such as the Exchange Offer, to the extent it qualifies as a reorganization (see above under “Recapitalization of a Family-Owned Corporation” and under “Classification of the Series A Preferred Stock as Nonqualified Preferred Stock”)) will constitute “Section 306 stock,” the disposition or redemption of which could result in ordinary income to the holder of such stock (as described below), if the effect of the receipt of the preferred stock is “substantially the same as the receipt of a stock dividend” (as described below).

If the Mandatory Short-Form Merger is consummated, the Series A Preferred Stock will not constitute “Section 306 stock” because the exchange of Class A Common Stock for Series A Preferred Stock pursuant to the Exchange Offer and/or the Mandatory Short-Form Merger will completely terminate your entire actual and constructive stock interest in our equity, other than the Series A Preferred Stock (see below under “— Cash Substitution Test” and above under “— Disposition of Series A Preferred Stock”). The remainder of the discussion regarding Section 306 of the Code only applies if the Mandatory Short-Form Merger is not consummated.

Exception Where No Earnings and Profits.  Series A Preferred Stock received on the exchange will not be treated as “Section 306 stock” if no part of the distribution of such stock would have been treated as a dividend if cash had been distributed in lieu of such stock. As discussed above under “— Distributions,” generally that would be the case if we have no current earnings and profits for the taxable year 2009 or accumulated earnings and profits as of the end of the 2008 taxable year. We have no accumulated earnings and profits as of the end of the 2008 taxable year; however, no assurance can be given that we will not have current earnings and profits in 2009.

Cash Substitution Test.  Even if we will have current earnings and profits for the taxable year 2009, Series A Preferred Stock received in the exchange will not be treated as “Section 306 stock” if the effect of the receipt of such preferred stock is not “substantially the same as the receipt of a stock dividend.” Preferred stock received in a tax-free transaction will generally have substantially the same effect as the receipt of a stock dividend if cash received instead of such preferred stock would have been treated as a dividend distribution under Section 301 of the Code (the “cash substitution test”). The cash substitution test is applied on a stockholder-by-stockholder basis and, accordingly, whether a distribution of cash instead of Series A Preferred Stock would have been treated as a dividend to you will depend on your particular circumstances. If you had received cash for your Class A Common Stock in the Exchange Offer instead of Series A Preferred Stock, such cash would generally be treated as a dividend to you under Section 301 of the Code (to the extent of our then available earnings and profits) unless the receipt of cash in redemption of your Class A Common Stock would be treated as a sale or exchange under Section 302 of the Code, as discussed above under “— Disposition of Series A Preferred Stock.”

No Tax Avoidance Plan.  Even if you were treated as having received a stock dividend under the cash substitution test, your Series A Preferred Stock still would not be treated as Section 306 stock if you established to the satisfaction of the IRS that neither the Exchange Offer nor the subsequent disposition of the Series A Preferred Stock was in pursuance of a plan having one of its principal purposes the avoidance of United States federal income tax. There can be no assurance, however, that any particular stockholder will be able to avoid Section 306 ordinary income treatment under this rule. Holders should consult their tax advisors regarding the availability of this exception to the ordinary income tax treatment under Section 306 of the Code with respect to their particular circumstances.

Disposition (other than a Redemption) of Section 306 Stock.  In general, if the Series A Preferred Stock constitutes Section 306 stock to you, the amount realized by you upon a disposition (other than (i) a redemption, which is discussed below under “Redemption of Section 306 Stock,” or (ii) a disposition resulting in a complete termination of your entire actual and constructive stock ownership interest in us, which is discussed below) of such Series A Preferred Stock will be treated as ordinary income (and will not be offset by your adjusted tax basis in such stock), but only to the extent that such amount does not exceed the amount which would be treated as a dividend at the time of the exchange if (in lieu of such Series A Preferred Stock) we were to distribute to the holders of the Series A Preferred Stock cash in an amount equal to the fair market value of such Series A Preferred Shares at the time of the exchange (if you are a non-corporate holder, such ordinary income will be treated as a dividend for purposes of applying the lower rate of taxation applicable to long-term capital gains (see discussion above under “— Distributions”)). Any excess of the amount realized over the sum of (i) the amount treated as ordinary income upon disposition plus (ii) your adjusted tax basis in such stock, will be treated as a capital gain. No loss will be recognized upon such disposition of Section 306 stock. Your adjusted tax basis in shares of Series A Preferred Stock that you dispose of which is not used to offset any amount realized from such disposition under the foregoing rules will generally be added to the adjusted tax basis of any Class A Common Stock you actually own. The law is unclear as to the treatment of any unused tax basis in your Series A Preferred Stock if you constructively own but do not actually own shares of our equity securities. You should consult your tax advisor as to the particular consequences to you in such a case.

In addition, a disposition (other than a redemption) of Section 306 stock will not give rise to ordinary income, and loss may be recognized, if such disposition terminates your entire actual and constructive stock ownership interest in us.

Redemption of Section 306 Stock.  In general, if the Series A Preferred Stock constitutes Section 306 stock to you, the amount realized by you in redemption of such stock will not be offset by your adjusted tax basis in such stock and will result in dividend income treatment to the extent of our then available earnings and profits unless the redemption completely terminates your entire actual and constructive ownership interest in our equity (see discussion above under “Section 306 — Cash Substitution Test”) or is a redemption in partial or complete liquidation of us. Corporations may be eligible for a dividends-received deduction for amounts received that are treated as a dividend under these rules (see discussion above under “— Distributions”). The law is unclear as to the treatment of any unused tax basis in your Series A Preferred Stock if the redemption of such stock results in dividend income treatment to you under Section 306 of the Code. You should consult your tax advisor as to the particular consequences to you in such a case.

Due to the inherently factual nature of the application of Sections 306 and 302 of the Code, you should consult your tax advisor concerning the tax consequences to you under these provisions in your particular circumstances.

Ownership and Disposition of Series B Preferred Stock

The United States federal income tax consequences arising from the ownership and disposition of the Series A Preferred Stock (other than the exchange of Series A Preferred Stock for Series B Preferred Stock) described above under “— Ownership and Disposition of Series A Preferred Stock” generally apply to the ownership and disposition of the Series B Preferred Stock, except that for purposes of Section 306 of the Code, the Series B Preferred Stock will constitute “Section 306 stock” if either (i) the Series A Preferred Stock was Section 306 stock or (ii) the Series B Preferred Stock constitutes Section 306 stock, as discussed above under “— Ownership and Disposition of Series A Preferred Stock — Section 306,” at the time of the exchange of Series A Preferred Stock for Series B Preferred Stock.

ANTICIPATED ACCOUNTING TREATMENT

The Exchange Offer will be treated as an exchange of common stock for preferred stock and the newly-issued Series A Preferred Stock will be classified as a liability for accounting purposes under U.S. generally accepted accounting principles and will initially be measured at fair value and subsequently measured at the present value of the amount to be paid at settlement, with any changes in value recognized as interest expense at the rate implicit at inception. The change in control special dividend will be measured at each reporting period at fair value with any changes in fair value recognized in earnings. In addition, dividends payable on the preferred stock will be recognized as interest expense.

DESCRIPTION OF SERIES A PREFERRED STOCK

This summary includes a description of the material terms of the Series A Preferred Stock but does not purport to describe all the terms of the Series A Preferred Stock. The following summary is qualified in its entirety by reference to the complete text of the Certificate of Designation of the Series A Preferred Stock, a copy of which is attached as Annex A to this Offer to Exchange and is incorporated into this Offer to Exchange by reference. We encourage you to read the Certificate of Designation of the Series A Preferred Stock carefully and in its entirety.

The Board of Directors duly adopted a resolution providing for the issuance of 25 million shares of Series A Preferred Stock. The terms of the Series A Preferred Stock principally provide as follows:

•	Rank. The Series A Preferred Stock will rank senior to the Class A Common Stock and Class B Common Stock with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company. The Company may authorize, create and issue additional shares of preferred stock that may rank junior to, on parity with or senior to the Series A Preferred Stock with respect to dividend distributions and distributions upon liquidation, winding up or dissolution without the consent of the holders of the Series A Preferred Stock.

•	Dividend Rights.

(a) Holders of Series A Preferred Stock will be entitled to receive, out of legally available funds, cumulative preferential dividends accruing at a rate of 12.75% of the liquidation preference annually, payable quarterly in cash.

(b) Holders of Series A Preferred Stock are also entitled to receive upon a change of control (as defined below) transaction within two years of the consummation of the Exchange Offer, a pro rata portion of the equity value received in such transaction, capped at an amount that would provide aggregate cash payments of $12.00 per share over the term of the Series A Preferred Stock. If the equity value received in the change of control transaction is greater than or equal to $12.00 per share, then each holder of preferred stock will be entitled to receive an amount equal to $12.00 minus the liquidation preference minus any paid and/or accrued and unpaid dividends on the Series A Preferred Stock. If the per share equity value received in the change of control transaction is less than $12.00, then each holder of preferred stock will be entitled to receive an amount equal to such per share equity value minus the liquidation preference minus any paid and/or accrued and unpaid dividends on the Series A Preferred Stock. If the per share equity value received in the change of control transaction does not exceed the liquidation preference plus any paid and/or accrued and unpaid dividends, then each holder of the Series A Preferred Stock will not be entitled to an additional payment upon any such change of control transaction.

(c) If no change of control transaction has occurred within two years of the consummation of the Exchange Offer, the holders of Series A Preferred Stock will be entitled to receive, out of legally available funds, a special dividend amount equal to $1.50 per share of Series A Preferred Stock.

(d) In the event that the Company fails to pay any required dividends on our Series A Preferred Stock, the amount of such unpaid dividends will be added to the amount payable to holders of our Series A Preferred Stock upon redemption. In addition, during any period when the Company has failed to pay a dividend and until all unpaid dividends have been paid in full the Company will be prohibited from paying dividends or distributions on any shares of stock that rank junior to the Series A Preferred Stock (including our common stock), other than dividends or distributions payable in shares of stock that rank junior to the Series A Preferred Stock.

“Change of control” will be defined in the Certificate of Designation of the Series A Preferred Stock to mean any person, other than one or more Permitted Holders (as defined below), becoming the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of Revlon; provided, however, that the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this definition, such other person will be deemed to beneficially own any voting stock of a specified corporation held by a parent corporation, if such other person beneficially owns, directly or indirectly, more than 50% of the voting power of the voting stock of such parent corporation and the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation).

“Permitted Holders” will be defined in the Certificate of Designation of the Series A Preferred Stock to mean Ronald O. Perelman (or in the event of his incompetence or death, his estate, heirs, executor, administrator, committee or other personal representative (collectively, “heirs”)), any person controlled, directly or indirectly, by Ronald O. Perelman or his heirs and any of his affiliates.

•	Conversion Right. Each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock. Any holder wishing to exercise the conversion right will have to complete the Notice of Election Form which is attached as Exhibit A to the Certificate of Designation of the Series A Preferred Stock.

•	Voting Rights. Holders of Series A Preferred Stock will be entitled to one vote per share of Series A Preferred Stock, voting together with the Class A Common Stock and the Class B Common Stock as a single class, including, without limitation, as to votes on the election of directors. Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders of the Company, except that holders of Series A Preferred Stock are not entitled to vote on any merger, combination or similar transaction in which the holders of the Series A Preferred Stock either retain their shares of Series A Preferred Stock or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable in the aggregate to the holders of the Series A Preferred Stock than, the terms of the Series A

Preferred Stock so long as, in any such case, the surviving or resulting corporation of any such merger, combination or similar transaction is not materially less creditworthy than the Company was immediately prior to the consummation of such transaction.

•	Liquidation Rights. Holders of Series A Preferred Stock are entitled to a liquidation preference of $3.71 per share in the event of any liquidation, dissolution or winding up of the Company, plus an amount equal to the accumulated and unpaid dividends thereon. If the assets are not sufficient to pay the full liquidation price to both the holders of Series A Preferred Stock and holders of stock that ranks on parity with the Series A Preferred Stock with respect to distributions and distributions upon liquidation, winding up or dissolution, the holders of both Series A Preferred Stock and such parity stock will share ratably in the distribution of assets.

•	Preemptive Rights. The shares of Series A Preferred Stock will not have preemptive rights.

•	Redemption Rights. To the extent Revlon has lawfully available funds to effect such redemption, the Company is required to redeem the Series A Preferred Stock on the earlier of (i) the fourth anniversary of the issuance date, and (ii) the consummation of a change of control transaction. The Company will not have the right to redeem any shares of Series A Preferred Stock at its option.

•	Issuance of Stock to Affiliates. So long as shares of the Series A Preferred Stock or Series B Preferred Stock remain outstanding, if Revlon issues any shares of common stock or preferred stock to MacAndrews & Forbes or any of its affiliates at a price per share that is lower than the then-current fair market value on the date of such issuance, then an appropriate adjustment to the amount payable to the holders of (i) Series A Preferred Stock upon a change of control transaction within two years or (ii) Series B Preferred Stock upon a change of control transaction within an additional third year, in each case, of the consummation of the Exchange Offer, will be made to reflect the aggregate difference between the issuance price per share and such then-current fair market value. However, no adjustment will be made as a result of (i) any securities offerings by Revlon (including, any rights offering), in which the same security is offered to all holders of the applicable class of securities or series of stock on a pro rata basis, (ii) the declaration or payment of any dividends or distributions to the holders of all of then-outstanding classes of equity securities of Revlon on a pro rata basis, (iii) any issuance by reclassification of securities of Revlon, (iv) the issuance of any securities of Revlon (including upon the exercise of options or rights) or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by Revlon or any of its subsidiaries or as full or partial consideration in connection with any acquisition by Revlon or its subsidiaries, or (v) the issuance of any securities of Revlon pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date of initial issuance of the Series A Preferred Stock. The form of the adjustment will be determined in good faith by a majority of the independent members of Revlon’s Board of Directors, and will be binding and conclusive on all holders of the Series A Preferred Stock.

MATERIAL DIFFERENCES BETWEEN CLASS A COMMON STOCK
AND SERIES A PREFERRED STOCK

The following table compares the rights of Class A Common Stock to the rights of the Series A Preferred Stock.

	Rights of Class A Common Stock	Rights of Series A Preferred Stock

Rank	Class A Common Stock ranks junior to Series A Preferred Stock with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.	Series A Preferred Stock ranks senior to Class A Common Stock with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.

Dividend Rights	Holders of Class A Common Stock are entitled to receive dividends out of assets legally available from time to time as declared by the Board of Directors. No cash dividends have been declared or paid to the date of the Exchange Offer on the Class A Common Stock.	To the extent Revlon has lawfully available funds, (1) Series A Preferred Stock will be paid a an annual dividend of 12.75% of the liquidation preference, payable quarterly in cash, (2) if a change of control transaction (as defined above) occurs within two years of the consummation of the Exchange Offer, holders of Series A Preferred Stock will be entitled to a special dividend, as described above in “Description of Series A Preferred Stock” and (3) in the event a change of control transaction does not occur within such two-year period, holders of Series A Preferred Stock will be paid a special dividend payment of $1.50 per share.

Conversion Rights	Holders of Class A Common Stock are not entitled to any conversion rights.	Each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock.

	Rights of Class A Common Stock	Rights of Series A Preferred Stock

Voting Rights	Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Holders of Class A Common Stock do not have cumulative voting rights.	Holders of Series A Preferred Stock are generally entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. The holders of Series A Preferred Stock will not be entitled to vote on any merger, combination or similar transaction in which the holders of the Series A Preferred Stock either (i) retain their shares of Series A Preferred Stock or (ii) receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable in the aggregate to the holders of the Series A Preferred Stock than, the terms of the Series A Preferred Stock as long as, in any such case, the surviving or resulting company of any such merger, combination or similar transaction is not materially less creditworthy than the Company was immediately prior to the consummation of such transaction. Holders of Series A Preferred Stock do not have cumulative voting rights.

Liquidation Rights	Holders of Class A Common Stock are not entitled to a liquidation preference.	Holders of Series A Preferred Stock are entitled to a liquidation preference of $3.71 per share in the event of any liquidation, dissolution or winding up of the Company, plus an amount equal to the accumulated and unpaid dividends thereon.

Preemptive Rights	The holders of Class A Common Stock have no preemptive rights.	The holders of Series A Preferred Stock will have no preemptive rights.

Redemption Rights	The Company does not have the right to redeem Class A Common Stock.	The Company must redeem the Series A Preferred Stock four years after the date of issuance, or upon an earlier change of control transaction, in each case to the extent Revlon has lawfully available funds to effect such redemption.

	Rights of Class A Common Stock	Rights of Series A Preferred Stock

Change of Control Transaction	The holders of Class A Common Stock will be able to participate in a change of control transaction without any pre-existing limitation on the amount of consideration they may receive.	If Revlon engages in one of certain specified change of control transactions (not including any transaction with MacAndrews & Forbes) within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend if the per share equity value of Revlon in the change of control transaction is higher than the liquidation preference plus paid and accrued and unpaid dividends on the Series A Preferred Stock, capped at an amount that would provide aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock), as described in more detail in the section entitled “Description of Series A Preferred Stock — Dividend Rights.” If Revlon does not engage in such a change of control transaction within two years of consummation of the Exchange Offer, the holders of the Series A Preferred Stock will have the right to receive a special dividend of $1.50 per share out of funds lawfully available therefor. In addition, each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the Series A Preferred Stock, to convert his or her shares of Series A Preferred Stock into shares of Series B Preferred Stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the Series A Preferred Stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends paid or payable in respect of the Series A Preferred Stock and the Series B Preferred Stock)). The terms of the Series B Preferred Stock will in all other respects be the same as those of the Series A Preferred Stock.

STOCKHOLDER AND DERIVATIVE LITIGATION

Revlon, each of its directors, and MacAndrews & Forbes have been named as defendants in five lawsuits challenging the April 13 proposal. Four of the suits were filed in the Court of Chancery, Delaware: Mercier v. Perelman, No. 4532; Jurkowitz v. Perelman, No. 4557; Lefkowitz v. Revlon, No. 4563; and Heiser v. Revlon, No. 4578. These actions were consolidated under the caption In re Revlon, Inc. Shareholders Litigation, C.A. 4578-CC, by a court order dated June 24, 2009. The other is pending in the Supreme Court of New York, New York County: Sullivan v. Perelman, No. 650257/2009. The actions generally allege that MacAndrews & Forbes, as the controlling stockholder of Revlon, breached its fiduciary duty to Revlon’s minority stockholders by proposing an exchange offer on unfair terms. The actions also allege that, in connection with the April 13 proposal, the directors of Revlon have breached or will breach fiduciary duties purportedly owed to Revlon’s unaffiliated stockholders. Among other things, the actions seek a permanent injunction against or rescission of the April 13 proposal, compensatory damages, and attorneys’ fees and expenses.

On August 10, 2009, counsel for parties in the Delaware actions reached an agreement in principle to settle all claims raised therein. That agreement was set forth in a Memorandum of Understanding in which the defendants denied all allegations of wrongdoing and expressed their belief that they acted properly at all times but wished to settle the litigations in order to eliminate the burden and expense of further litigation. In exchange for complete releases and settlement of all claims that were or could have been brought in the actions or in any way arising out of or related to the April 13 proposal and the Exchange Offer and all related transactions, the defendants agreed to revise certain of the terms of the Series A Preferred Stock and Series B Preferred Stock, and to include certain additional disclosures in this Offer to Exchange. The parties further agreed to use their best efforts to agree upon and execute a final Stipulation of Settlement to be presented to the Delaware Chancery Court for hearing and approval.

APPRAISAL RIGHTS

Under Delaware law, holders of Class A Common Stock are not entitled to appraisal rights in connection with the Exchange Offer. If a short-form merger is consummated in accordance with Section 253 of the DGCL consistent with the terms of the Contribution and Stockholder Agreement, appraisal rights pursuant to Section 262 of the DGCL will be available to unaffiliated stockholders who do not tender their shares of Class A Common Stock in the Exchange Offer. Such stockholders who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their shares of Class A Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the short-form merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for shares of Class A Common Stock held by such holder.

Any such judicial determination of the fair value of the shares of Class A Common Stock could be based upon considerations other than or in addition to the value of the Series A Preferred Stock offered in the Exchange Offer and the market value of the shares of Class A Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the value of the Series A Preferred Stock or the consideration to be paid in the short-form merger. Moreover, Revlon may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of Class A Common Stock is less than the value of the Series A Preferred Stock offered in the Exchange Offer and the value of the consideration paid in the short-form merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger for the short-form merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, which is attached as attached as Annex E hereto.

THE CONTRIBUTION AND STOCKHOLDER AGREEMENT

This section of the Offer to Exchange summarizes the material provisions of the Contribution and Stockholder Agreement. The following summary is qualified entirely by reference to the complete text of the Contribution and Stockholder Agreement, a copy of which is attached as Annex B to this Offer to Exchange and is incorporated into this Offer to Exchange by reference. We encourage you to read the Contribution and Stockholder Agreement carefully and in its entirety.

Pursuant to the Contribution and Stockholder Agreement, MacAndrews & Forbes will enter into the Senior Subordinated Term Loan Amendment and contribute to Revlon $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan for each share of Class A Common Stock tendered for exchange in the Exchange Offer, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan, and Revlon will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock tendered for exchange, and not withdrawn, in the Exchange Offer. The contribution will be made by MacAndrews & Forbes assigning its rights and obligations as lender under the Senior Subordinated Term Loan in respect of the amount contributed to Revlon.

The remaining amount due under the Senior Subordinated Term Loan will continue to be outstanding on the terms and conditions set forth in the Senior Subordinated Term Loan, as amended by the Senior Subordinated Term Loan Amendment. If the Exchange Offer is not consummated, MacAndrews & Forbes will continue to be owed $107 million, which amount will be due on August 1, 2010, under the Senior Subordinated Term Loan.

Revlon currently intends to use the interest paid to it under the contributed Senior Subordinated Term Loan to fund the cash dividends on the Series A Preferred Stock issued pursuant to the Exchange Offer, to the extent it is legally permitted to do so.

Pursuant to the Contribution and Stockholder Agreement, MacAndrews & Forbes and the Company have also agreed to provide the following protections to Revlon’s unaffiliated stockholders who do not tender their shares of Class A Common Stock in the Exchange Offer for the four-year period following consummation of the Exchange Offer:

•	Unless a short-form merger is consummated in accordance with the Contribution and Stockholder Agreement, we will use our reasonable best efforts to maintain the listing of our Class A Common Stock on the NYSE; if our Class A Common Stock is de-listed from the NYSE, we will use our reasonable best efforts to have our Class A Common Stock listed on another national securities exchange; and, in the event we are unable using our reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange after it is de-listed from the NYSE, we will use our reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that such agreement will not prevent MacAndrews & Forbes or the Company from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by the Contribution and Stockholder Agreement.

•	During any period in which the Company is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act as amended, the Company will file or furnish, as appropriate, with the SEC on a voluntary basis all periodic and other reports that are required of a company that is subject to such reporting requirements.

•	The Company will maintain a majority of independent directors on its Board of Directors, each of whom meets the “independence” criteria as set forth in Section 303A.02 of the NYSE Listed Company Manual.

•	The Company agrees that, except for permissible short-form mergers described below, it will not engage in any transaction with any affiliate, other than the Company’s subsidiaries, or with any legal or beneficial owner of 10% or more of the voting power of the Company’s stock, or any affiliate of such an owner, unless (i) with respect to a transaction or series of related transactions, other than the purchase or sale of inventory in the ordinary course of business, involving aggregate payments or other consideration in excess of $5 million, such transaction or series of related transactions has been approved by all of the independent directors of the Company and (ii) with respect to a transaction or series of related transactions, other than the purchase or sale of inventory in the ordinary course of business, involving aggregate payments or other consideration in excess of $20 million, such transaction or series of related transactions has been determined, in the written opinion of a nationally recognized investment banking firm, to be fair, from a financial point of view, to the Company. These restrictions do not apply to transactions contemplated by the Exchange Offer or entered into prior to the consummation of the Exchange Offer through other agreements or arrangements; those described in or pursuant to any agreement or arrangement described in the Company’s proxy statement or other periodic public filings with the SEC on or prior to the consummation of the Exchange Offer; and those specifically permitted by Section 4.08 of the indenture governing the 9 1/2% Senior Notes, as supplemented, amended or otherwise modified from time to time. The restrictions also do not apply to (1) a merger of equals or similar transaction or (2) a change of control of the Company or similar transaction with a third party that is not an affiliate of the Company or MacAndrews & Forbes.

•	If MacAndrews & Forbes is eligible upon the consummation of the Exchange Offer to consummate a short-form merger in accordance with Section 253 of the DGCL, then (i) MacAndrews & Forbes or one of its subsidiaries will as soon as reasonably practicable seek to consummate, or cause to be consummated, a short-form merger in accordance with Section 253 of the DGCL pursuant to which the holders of Class A Common Stock (other than MacAndrews & Forbes or its affiliates) will receive Series A Preferred Stock or shares of preferred stock in the surviving corporation of such transaction with terms substantially identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock), (ii) MacAndrews & Forbes will contribute to Revlon, in each case effective upon the consummation of such short-form merger, $3.71 of the outstanding principal amount of the loan under the Senior Subordinated Term Loan, for each share of Class A Common Stock exchanged in such short-form merger (provided that MacAndrews & Forbes will not contribute more than $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan pursuant to the short-form merger and the Exchange Offer), in connection with the issuance by the Company to MacAndrews & Forbes or its designee, of one share of Class A Common Stock for each share of Class A Common Stock exchanged in such short-form merger and (iii) in such merger, the holders of Series A Preferred Stock retain their shares of Series A Preferred Stock or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of Series A Preferred Stock (with, for avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock).

MacAndrews & Forbes agrees that, except as provided above, it will not complete a short-form merger under Section 253 of the DGCL unless either (i) such transaction has been approved in advance by a majority of the independent directors of the Board of Directors; provided that such independent directors will have first been duly authorized to negotiate with MacAndrews & Forbes or its affiliates, as applicable, and to retain, if they consider it necessary or advisable, outside independent financial advisors and legal counsel in connection with such negotiations and approval and in such merger the holders of Series A Preferred Stock and Series B Preferred Stock retain their shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock); or (ii) the short-form merger is preceded by a “qualifying tender offer” (as defined below) for the shares of Class A Common Stock held by unaffiliated holders of the Class A Common Stock and such qualifying tender offer is consummated without waiver of the condition that a majority of the shares of Class A Common Stock not held by MacAndrews & Forbes and its affiliates have been tendered and accepted for purchase in connection with the transaction, in such merger the holders of Series A Preferred Stock and Series B Preferred Stock retain their shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock), and if the majority-of-the-minority condition is met and MacAndrews & Forbes is eligible to complete a short-form merger in accordance with Section 253 of the DGCL following the consummation of such qualifying tender offer, then MacAndrews & Forbes or Revlon agrees to complete such a short-form merger in which all holders of Class A Common Stock (other than shares held by MacAndrews &

Forbes or its affiliates) will receive the same consideration that was offered in exchange for the Class A Common Stock in the qualifying tender offer.

“Qualifying tender offer” means any tender offer, exchange offer or similar transaction in which (1) the independent directors have the right to retain outside independent financial advisors and legal counsel in connection with such transaction and will be entitled to submit a Schedule 14D-9 under Rule 14d-9 of the Exchange Act on behalf of the Company in respect of the transaction, (2) MacAndrews & Forbes discloses in a Schedule TO with respect to the transaction its intention and firm commitment to effect a short-term merger in accordance with Section 253 of the DGCL in which all holders of Class A Common Stock (other than shares held by MacAndrews & Forbes or its affiliates) will receive the same consideration offered in exchange for the Class A Common Stock in the transaction as promptly as practicable following the consummation of the transaction, and (3) the transaction is subject to a non-waivable condition that a majority of the shares of Class A Common Stock not held by MacAndrews & Forbes and its affiliates have been tendered and accepted for purchase in connection with the transaction.

Nothing in the Contribution and Stockholder Agreement prevents MacAndrews & Forbes, or any of its affiliates from acquiring shares of Revlon if they comply with the preceding provisions.

In the Contribution and Stockholder Agreement, MacAndrews & Forbes has also agreed that (a) neither it nor any of its affiliates will tender any shares of Class A Common Stock in the Exchange Offer, (b) prior to the consummation of the Exchange Offer, it will, and it will cause its affiliates to, deliver to Revlon an executed written consent approving both the Proposed Issuance and the Charter Amendments, and (c) the certificates evidencing the shares of Class A Common Stock to be issued to MacAndrews & Forbes in connection with the transaction would bear a legend stating, among other things, that the shares are not registered under the Securities Act and that there are restrictions on their transferability.

The Contribution and Stockholder Agreement cannot be amended or waived without the written agreement of the other party, and, in the case of Revlon, only upon authorization of a majority of the independent directors.

SENIOR SUBORDINATED TERM LOAN AMENDMENT

This section of the Offer to Exchange summarizes the material provisions of the Senior Subordinated Term Loan Amendment. The following summary is qualified entirely by reference to the complete text of the Senior Subordinated Term Loan Amendment, a copy of which is attached as Annex C to this Offer to Exchange and is incorporated into this Offer to Exchange by reference. We encourage you to read the Senior Subordinated Term Loan Amendment carefully and in its entirety.

In connection with, and subject to consummation of, the Exchange Offer, the Boards of Directors of Revlon, RCPC and MacAndrews & Forbes have approved, and RCPC and MacAndrews & Forbes have entered into, the Senior Subordinated Term Loan Amendment.

Prior to the consummation of the Exchange Offer, conditioned upon and effective upon the consummation of the Exchange Offer, MacAndrews & Forbes and RCPC will amend the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC to extend the maturity date of such loan from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer and change the annual interest rate from 11% to 12.75%. In addition, conditioned upon and effective upon the consummation of the Exchange Offer, MacAndrews & Forbes will contribute to Revlon $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan for each share of Class A Common Stock tendered for exchange, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan. Any remaining amount due to MacAndrews & Forbes under the Senior Subordinated Term Loan will continue to be outstanding on the terms and conditions set forth in the Senior Subordinated Term Loan, as amended by the Senior Subordinated Term Loan Amendment. We expect that quarterly dividends on our Series A Preferred Stock and Series B Preferred Stock will be funded by interest received by us from RCPC on the portion of the Senior Subordinated Term Loan that is contributed to us by MacAndrews & Forbes.

If the Exchange Offer is not consummated, MacAndrews & Forbes will continue to be owed $107 million, which amount will be due on August 1, 2010, under the Senior Subordinated Term Loan.

In approving the Senior Subordinated Term Loan Amendment, as required by the indenture thereto, RCPC’s Board of Directors determined that such terms were at least as favorable to RCPC as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person.

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

To the extent the discussion below summarizes any agreement that has been filed by Revlon or RCPC with the SEC, each such summary is qualified entirely by reference to the complete text of the applicable agreement, which is incorporated into this Offer to Exchange by reference. We encourage you to read each such agreement carefully and in its entirety.

As of the date of this Offer to Exchange, MacAndrews & Forbes beneficially owned shares of Revlon’s Class A Common Stock and Class B Common Stock having approximately 74.6% of the combined voting power of all of our outstanding equity securities. As a result, MacAndrews & Forbes is able to elect Revlon’s entire Board of Directors and control the vote on all matters submitted to a vote of Revlon’s stockholders. MacAndrews & Forbes Holdings Inc. is wholly owned by Ronald O. Perelman, Chairman of Revlon’s Board of Directors.

Transfer Agreements

In June 1992, Revlon and RCPC entered into an asset transfer agreement with Revlon Holdings LLC, a Delaware limited liability company and formerly a Delaware corporation known as Revlon Holdings Inc. (“Revlon Holdings”), and which is an affiliate and an indirect wholly-owned subsidiary of MacAndrews & Forbes and certain of Revlon Holdings’ wholly-owned subsidiaries. Revlon and RCPC also entered into a real property asset transfer agreement with Revlon Holdings. Pursuant to such agreements, on June 24, 1992 Revlon Holdings transferred assets to RCPC and RCPC assumed all of the liabilities of Revlon Holdings, other than certain specifically excluded assets and liabilities (the liabilities excluded are referred to as the “Excluded Liabilities”). Certain consumer products lines sold in demonstrator-assisted distribution channels considered not integral to Revlon’s business and that historically had not been profitable and certain other assets and liabilities were retained by Revlon Holdings. Revlon Holdings agreed to indemnify Revlon and RCPC against losses arising from the Excluded Liabilities, and Revlon and RCPC agreed to indemnify Revlon Holdings against losses arising from the liabilities assumed by RCPC. The amount reimbursed by Revlon Holdings to RCPC for the Excluded Liabilities for 2008 was approximately $0.3 million.

Reimbursement Agreements

Revlon, RCPC and MacAndrews & Forbes Inc., a wholly-owned subsidiary of MacAndrews & Forbes Holdings have entered into reimbursement agreements (the “Reimbursement Agreements”) pursuant to which (i) MacAndrews & Forbes Inc. is obligated to provide (directly or through affiliates) certain professional and administrative services, including, without limitation, employees, to Revlon and its subsidiaries, including, without limitation, RCPC, and purchase services from third party providers, such as insurance, legal and accounting services and air transportation services, on behalf of Revlon and its subsidiaries, including, without limitation, RCPC, to the extent requested by RCPC, and (ii) RCPC is obligated to provide certain professional and administrative services, including, without limitation, employees, to MacAndrews & Forbes and purchase services from third party providers, such as insurance, legal and accounting services, on behalf of MacAndrews & Forbes to the extent requested by MacAndrews & Forbes, provided that in each case the performance of such services does not cause an unreasonable burden to MacAndrews & Forbes or RCPC, as the case may be.

RCPC reimburses MacAndrews & Forbes for the allocable costs of the services purchased for or provided to RCPC and its subsidiaries and for the reasonable out-of-pocket expenses incurred in connection with the provision of such services. MacAndrews & Forbes reimburses RCPC for the allocable costs of the services purchased for or provided to MacAndrews & Forbes and for the reasonable out-of-pocket expenses incurred in connection with the purchase or provision of such services. Each of Revlon and RCPC, on the one hand, and MacAndrews & Forbes, on the other, has agreed to indemnify the other party for losses arising out of the provision of services by it under the Reimbursement Agreements, other than losses resulting from its willful misconduct or gross negligence.

The Reimbursement Agreements may be terminated by either party on 90 days’ notice. RCPC does not intend to request services under the Reimbursement Agreements unless their costs would be at least as favorable to RCPC as could be obtained from unaffiliated third parties.

Revlon and RCPC participate in MacAndrews & Forbes’ directors’ and officers’ liability insurance program which covers Revlon and RCPC as well as MacAndrews & Forbes. The limits of coverage are available on an aggregate basis for losses to any or all of the participating companies and their respective directors and officers. Revlon and RCPC reimburse MacAndrews & Forbes from time to time for their allocable portion of the premiums for such coverage or they pay the insurers directly, which premiums the Company believes are more favorable than the premiums the Company would pay were it to secure stand-alone coverage. Any amounts paid by Revlon and RCPC directly to MacAndrews & Forbes in respect of premiums are included in the amounts paid under the Reimbursement Agreements. The net amount payable to MacAndrews & Forbes from RCPC for the services provided under the Reimbursement Agreements for 2008 was approximately $1.4 million, primarily in respect of reimbursements for insurance premiums.

Tax Sharing Agreements

As a result of the closing of the Revlon Exchange Transactions (as defined below) (see “The Fidelity Stockholders Agreement”), as of March 25, 2004, Revlon, RCPC and their U.S. subsidiaries were no longer included in the affiliated group of which MacAndrews & Forbes was the common parent (the “MacAndrews & Forbes Group”) for United States federal income tax purposes.

In June 1992, Revlon Holdings, Revlon, RCPC and certain of its subsidiaries, and MacAndrews & Forbes Holdings entered into a tax sharing agreement (as subsequently amended and restated, the “MacAndrews & Forbes Tax Sharing Agreement”), pursuant to which MacAndrews & Forbes Holdings agreed to indemnify Revlon and RCPC against federal, state or local income tax liabilities of the MacAndrews & Forbes Group (other than in respect of Revlon and RCPC) for taxable periods beginning on or after January 1, 1992 during which Revlon and RCPC or a subsidiary of RCPC was a member of such group. In these taxable periods, Revlon and RCPC were included in the MacAndrews & Forbes Group, and Revlon’s and RCPC’s federal taxable income and loss were included in such group’s consolidated tax return filed by MacAndrews & Forbes Holdings. Revlon and RCPC were also included in certain state and local tax returns of MacAndrews & Forbes Holdings or its subsidiaries. Pursuant to the MacAndrews & Forbes Tax Sharing Agreement, for all such taxable periods, RCPC was required to pay to Revlon, which in turn was required to pay to Revlon Holdings, amounts equal to the taxes that RCPC would otherwise have had to pay if it were to file separate federal, state or local income tax returns (including, without limitation, any amounts determined to be due as a result of a redetermination arising from an audit or otherwise of the consolidated or combined tax liability relating to any such period which was attributable to RCPC), except that RCPC was not entitled to carry back any losses to taxable periods ending prior to January 1, 1992. The MacAndrews & Forbes Tax Sharing Agreement remains in effect solely for taxable periods beginning on or after January 1, 1992, through and including, without limitation, March 25, 2004.

Following the closing of the Revlon Exchange Transactions in March 2004, Revlon became the parent of a new consolidated group for United States federal income tax purposes and RCPC’s federal taxable income and loss will be included in such group’s consolidated tax returns. Accordingly, Revlon and RCPC entered into a tax sharing agreement (the “Revlon Tax Sharing Agreement”) pursuant to which RCPC will be required to pay to Revlon amounts equal to the taxes that RCPC would otherwise have had to pay if RCPC were to file separate federal, state or local income tax returns, limited to the amount, and payable only at such times, as Revlon will be required to make payments to the applicable taxing authorities.

There were no federal tax payments or payments in lieu of taxes from Revlon to Revlon Holdings pursuant to the MacAndrews & Forbes Tax Sharing Agreement in 2008 with respect to periods covered by the MacAndrews & Forbes Tax Sharing Agreement. During the first quarter of 2009, there was a federal tax payment of $0.6 million from RCPC to Revlon pursuant to the Revlon Tax Sharing Agreement in respect to 2008.

Registration Rights Agreement

Prior to the consummation of Revlon’s initial public equity offering in February 1996, Revlon and Revlon Worldwide Corporation (which subsequently merged into REV Holdings, the then direct parent of Revlon, entered into a registration rights agreement (the “Registration Rights Agreement”), and in February 2003, MacAndrews & Forbes executed a joinder agreement to the Registration Rights Agreement, pursuant to which REV Holdings, MacAndrews & Forbes and certain transferees of Revlon’s common stock held by REV Holdings (the “Holders”) had the right to require Revlon to register under the Securities Act, all or part of the Class A Common Stock owned by such Holders, including, without limitation, shares of Class A Common Stock purchased by MacAndrews & Forbes in connection with the $50.0 million equity rights offering consummated by Revlon in 2003 and shares of Class A Common Stock issuable upon conversion of Revlon’s Class B Common Stock owned by such Holders (a “Demand Registration”). In connection with the closing of the Revlon Exchange Transactions and pursuant to an Investment Agreement entered into in connection with such transactions (the “2004 Investment Agreement”), MacAndrews & Forbes executed a joinder agreement that provided that MacAndrews & Forbes would also be a Holder under the Registration Rights Agreement and that all shares acquired by MacAndrews & Forbes pursuant to the 2004 Investment Agreement are deemed to be registrable securities under the Registration Rights Agreement. This included all of the shares of Class A Common Stock acquired by MacAndrews & Forbes in connection with Revlon’s $110 million rights offering of shares of its Class A Common Stock and related private placement to MacAndrews & Forbes, which was consummated in March 2006, and Revlon’s $100 million rights offering of shares of its Class A Common Stock and related private placement to MacAndrews & Forbes, which was consummated in January 2007 (the “$100 Million Rights Offering”).

Revlon may postpone giving effect to a Demand Registration for a period of up to 30 days if Revlon believes such registration might have a material adverse effect on any plan or proposal by Revlon with respect to any financing, acquisition, recapitalization, reorganization or other material transaction, or if Revlon is in possession of material non-public information that, if publicly disclosed, could result in a material disruption of a major corporate development or transaction then pending or in progress or in other material adverse consequences to Revlon. In addition, the Holders have the right to participate in registrations by Revlon of its Class A Common Stock (a “Piggyback Registration”). The Holders will pay all out-of-pocket expenses incurred in connection with any Demand Registration. Revlon will pay any expenses incurred in connection with a Piggyback Registration, except for underwriting discounts, commissions and expenses attributable to the shares of Class A Common Stock sold by such Holders.

2004 Consolidated MacAndrews & Forbes Line of Credit

In July 2004, RCPC and MacAndrews & Forbes Inc. entered into an agreement, which provided RCPC with a $152 million line of credit (as amended, the “2004 Consolidated MacAndrews & Forbes Line of Credit”). The commitment under the 2004 Consolidated MacAndrews & Forbes Line of Credit reduced to $87.0 million from $152.0 million in July 2005 and reduced to $50.0 million from $87.0 million in January 2007 upon completion of the $100 Million Rights Offering. Pursuant to a December 2006 amendment, upon consummation of the $100 Million Rights Offering, which was completed in January 2007, $50.0 million of the line of credit remained available to RCPC through January 31, 2008 on substantially the same terms (which line of credit would otherwise have terminated pursuant to its terms upon the consummation of the $100 Million Rights Offering). The 2004 Consolidated MacAndrews & Forbes Line of Credit expired in accordance with its terms on January 31, 2008. It was undrawn during its entire term.

Fidelity Stockholders Agreement

In connection with certain debt reduction transactions completed in March 2004 in which Revlon exchanged approximately $804 million of RCPC’s debt, $54.6 million of Revlon’s preferred stock and $9.9 million of accrued interest for 29,996,949 shares of Revlon Class A Common Stock (the “Revlon Exchange Transactions”) (as adjusted for Revlon’s September 2008 1-for-10 reverse stock split), in February 2004 Revlon and Fidelity entered into a stockholders agreement (the “Stockholders Agreement”) pursuant to which, among other things, (i) Revlon agreed to continue to maintain a majority of independent directors (as defined by NYSE listing standards) on its Board of Directors, as it currently does; (ii) Revlon established and maintains its Nominating and Corporate

Governance Committee of the Board of Directors; and (iii) Revlon agreed to certain restrictions with respect to its conducting any business or entering into any transactions or series of related transactions with any of its affiliates, any holders of 10% or more of the outstanding voting stock or any affiliates of such holders (in each case, other than its subsidiaries). The Stockholders Agreement will terminate when Fidelity ceases to be the beneficial holder of at least 5% of Revlon’s outstanding voting stock.

Fidelity has waived the approval requirements described in clause (iii) with respect to the Contribution and Stockholder Agreement.

Senior Subordinated Term Loan

Senior Subordinated Term Loan Agreement

In January 2008, RCPC entered into the Senior Subordinated Term Loan Agreement with MacAndrews & Forbes and on February 1, 2008, RCPC used the proceeds of such loan to repay in full the $167.4 million remaining aggregate principal balance of RCPC’s 8 5/8% Senior Subordinated Notes, which matured on February 1, 2008, and to pay $2.55 million of related fees and expenses. In connection with such repayment, RCPC also used cash on hand to pay $7.2 million of accrued and unpaid interest due on the 8 5/8% Senior Subordinated Notes up to, but not including, without limitation, the February 1, 2008 maturity date. The Senior Subordinated Term Loan generally incorporates the subordination provisions from the indenture that governed the 8 5/8% Senior Subordinated Notes prior to their repayment and certain other covenants from the indenture governing the 9 1/2% Senior Notes, as described in the “Other Transactions under the 2004 Credit Agreement Prior to Its Complete Refinancing in December 2006 — (c) The 8 5/8% Senior Subordinated Notes” and “Other Transactions under the 2004 Credit Agreement Prior to Its Complete Refinancing in December 2006 — (b) 9 1/2% Senior Notes due 2011” sections of Revlon’s Form 10-K for the year ended December 31, 2008.

In July 2008, the Company consummated the disposition of its non-core Bozzano business, a leading men’s hair care and shaving line of products, and certain other non-core brands, including, among others, Juvena and Aquamarine, which were sold by the Company only in the Brazilian market (the “Bozzano Sale Transaction”) for a purchase price of approximately $107 million, including, without limitation, approximately $3 million in cash on its Brazilian subsidiary’s balance sheet on the closing date. In September 2008, RCPC used $63.0 million of the net proceeds from the Bozzano Sale Transaction to partially repay $63.0 million of the outstanding aggregate principal amount of the Senior Subordinated Term Loan. Following such partial repayment, there remained outstanding $107 million in aggregate principal amount under the Senior Subordinated Term Loan.

Pursuant to a November 2008 amendment, the Senior Subordinated Term Loan is scheduled to mature on the earlier of (1) the date that Revlon issues equity with gross proceeds of at least $107 million, which proceeds would be contributed to RCPC and used to repay the $107 million remaining aggregate principal balance of the Senior Subordinated Term Loan, or (2) August 1, 2010, in consideration for the payment of an extension fee of 1.5% of the aggregate principal amount outstanding under the loan. The Senior Subordinated Term Loan continues to provide that RCPC may, at its option, prepay such loan, in whole or in part (together with accrued and unpaid interest), at any time prior to maturity, without premium or penalty. The Senior Subordinated Term Loan currently bears interest at an annual rate of 11%, payable quarterly in cash, and is unsecured and subordinated to RCPC’s senior debt.

In connection with the closing of the Senior Subordinated Term Loan, Revlon and MacAndrews & Forbes entered into a letter agreement in January 2008 pursuant to which Revlon agreed that if Revlon conducts any equity offering before full payment of the Subordinated Term Loan, and, if MacAndrews & Forbes and/or its affiliates elects to participate in any such offering, MacAndrews & Forbes and/or its affiliates may pay for any shares it acquires in such offering either in cash or by tendering debt valued at its face amount under the Senior Subordinated Term Loan, including, without limitation, any accrued but unpaid interest, on a dollar for dollar basis, or in any combination of cash and such debt. Revlon is under no obligation to conduct an equity offering and MacAndrews & Forbes and its affiliates are under no obligation to subscribe for shares should Revlon elect to conduct an equity offering.

In approving the Senior Subordinated Term Loan in November 2007 and its extension in November 2008, RCPC’s Board of Directors determined that such terms were more favorable to the Company than those that were available to the Company from commercial lenders at both the time of entering into the loan and its extension. While such transactions were pre-approved transactions under the Company’s Related Party Transaction Policy, the Company’s Board of Directors reviewed and approved the entering into of such transactions in November 2007 and November 2008 and in accordance with such policy, the Board’s Nominating and Corporate Governance Committee, consisting solely of independent directors, reviewed the terms of such transactions.

Senior Subordinated Term Loan Amendment; Effect of the Exchange Offer on the Senior Subordinated Term Loan

In connection with, and subject to consummation of, the Exchange Offer, the Boards of Directors of Revlon, RCPC and MacAndrews & Forbes will approve and enter into the Senior Subordinated Term Loan Amendment.

Prior to the consummation of the Exchange Offer, conditioned upon and effective upon the consummation of the Exchange Offer, MacAndrews & Forbes and RCPC will amend the Senior Subordinated Term Loan between MacAndrews & Forbes and RCPC to extend the maturity date of such loan from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer and change the annual interest rate from 11% to 12.75%. In addition, conditioned upon and effective upon the consummation of the Exchange Offer, MacAndrews & Forbes would then contribute to Revlon $3.71 of the aggregate outstanding principal amount of the Senior Subordinated Term Loan for each share of Class A Common Stock tendered for exchange, and not withdrawn, up to a maximum contribution of $75 million of the aggregate outstanding principal amount of the Senior Subordinated Term Loan. Any remaining amount due to MacAndrews & Forbes from RCPC under the Senior Subordinated Term Loan will continue to be outstanding on the terms and conditions set forth in the Senior Subordinated Term Loan, as amended by the Senior Subordinated Term Loan Amendment. We expect that quarterly dividends on our Series A Preferred Stock and Series B Preferred Stock will be funded by interest received by us from RCPC on the portion of the Senior Subordinated Term Loan Agreement that is contributed to us by MacAndrews & Forbes.

In addition, if the Exchange Offer is not consummated, MacAndrews & Forbes will continue to be owed $107 million, which amount will be due on August 1, 2010, under the Senior Subordinated Term Loan.

In approving the Senior Subordinated Term Loan Amendment, as required by the indenture thereto, RCPC’s Board of Directors determined that such terms were at least as favorable to RCPC as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person.

Other

Pursuant to a lease dated April 2, 1993 (the “Edison Lease”), Revlon Holdings leased to RCPC the Edison, N.J. research and development facility for a term of up to 10 years with an annual rent of $1.4 million and certain shared operating expenses payable by RCPC which, together with the annual rent, were not to exceed $2.0 million per year. In August 1998, Revlon Holdings sold the Edison facility to an unrelated third party, which assumed substantially all liability for environmental claims and compliance costs relating to the Edison facility, and in connection with the sale RCPC terminated the Edison Lease and entered into a new lease with the new owner. Revlon Holdings agreed to indemnify RCPC through September 1, 2013 (the term of the new lease) to the extent that rent under the new lease exceeds the rent that would have been payable under the terminated Edison Lease had it not been terminated. The net amount reimbursed by Revlon Holdings to RCPC with respect to the Edison facility for 2008 was approximately $0.4 million.

Certain of RCPC’s debt obligations, including, without limitation, its bank term loan agreement and its multi-currency revolving credit agreement (the “2006 Credit Agreements”), have been, and may in the future be, supported by, among other things, guaranties from Revlon and, subject to certain limited exceptions, all of the domestic subsidiaries of RCPC. The obligations under such guaranties are and were secured by, among other things, the capital stock of RCPC and, subject to certain limited exceptions, the capital stock of all of RCPC’s domestic subsidiaries and 66% of the capital stock of RCPC’s and its domestic subsidiaries’ first-tier foreign subsidiaries.

During 2008, RCPC paid approximately $0.4 million to a nationally-recognized security services company, in which MacAndrews & Forbes had a controlling interest, for security officer services. RCPC’s decision to engage such firm was based upon its expertise in the field of security services, and the rates were competitive with industry rates for similarly situated security firms. Effective in August 2008, MacAndrews & Forbes disposed of its interest in such security services company and accordingly from and after such date such company is no longer a related party.

TRANSACTIONS IN REVLON COMMON STOCK

MacAndrews & Forbes and Affiliates

None of MacAndrews & Forbes or any of its affiliates has engaged in any transactions in Revlon common stock in the 60 day period prior to the date of this Offer to Exchange.

Revlon

Revlon has not engaged in any transactions in Revlon common stock in the 60 day period prior to the date of this Offer to Exchange.

Revlon Directors and Executive Officers

No Revlon Director or Executive Officer has engaged in any transactions in Revlon common stock in the 60 day period prior to the date of this Offer to Exchange.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The Consolidated Statements of Operations Data for each of the years in the five-year period ended December 31, 2008 and the Balance Sheet Data as of December 31, 2008, 2007, 2006, 2005 and 2004 are derived from the Company’s Consolidated Financial Statements, which have been audited by an independent registered public accounting firm. The Consolidated Statements of Operations Data for the six months ended June 30, 2009 and 2008 are derived from the Company’s Unaudited Consolidated Financial Statements. The Selected Consolidated Financial Data should be read in conjunction with the Company’s Consolidated Financial Statements and the Notes to the Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As Ceil (the Company’s indirect Brazilian subsidiary which was disposed of in July 2008) was classified as a discontinued operation, effective in July 2008, the following amounts in the selected financial data for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been updated to give effect to the Bozzano Sale Transaction. In addition, the following share and per share information included in the selected financial data for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been retroactively restated to give effect to the September 2008 1-for-10 reverse stock split of Revlon’s Class A Common Stock and Class B Common Stock.

All dollar amounts presented in the table below are in millions, except share and per share amounts and ratios.

Consolidated Financial Statements

	Six Months Ended June 30		Year Ended December 31,
	2009(a)	2008(b)	2008(c)	2007(d)	2006(e)	2005(f)	2004
	(Unaudited)

Statement of Operations Data:
Net sales	$625.1	$678.2	$1,346.8	$1,367.1	$1,298.7	$1,303.5	$1,276.2
Gross profit	393.5	440.6	855.9	861.4	771.0	810.5	801.8
Selling, general and administrative expenses	316.5	361.0	709.3	735.7	795.6	746.3	710.1
Restructuring costs and other, net	18.8	(11.6)	(8.4)	7.3	27.4	1.5	5.8
Operating income (loss)	58.2	91.2	155.0	118.4	(52.0)	62.7	85.9
Interest expense	48.1	62.8	119.7	135.6	147.7	129.5	130.6

	Six Months Ended June 30		Year Ended December 31,
	2009(a)	2008(b)	2008(c)	2007(d)	2006(e)	2005(f)	2004
	(Unaudited)

Gain on repurchases of debt/loss on early extinguishment of debt	(7.5)	—	0.7	0.1	23.5	9.0 (g)	90.7 (h)
Income (loss) from continuing operations	12.6	17.1	13.1	(19.0)	(252.1)	(85.3)	(152.3)
Income from discontinued operations	0.3	0.3	44.8	2.9	0.8	1.6	9.8
Net income (loss)	12.9	17.4	57.9	(16.1)	(251.3)	(83.7)	(142.5)
Basic income (loss) per common share:
Continuing operations	$0.24	$0.33	$0.26	$(0.38)	$(6.04)	$(2.21)	$(4.87)
Discontinued operations	0.01	0.01	0.87	0.06	0.02	0.04	0.31

Net income (loss)	$0.25	$0.34	$1.13	$(0.32)	$(6.03)	$(2.17)	$(4.56)

Diluted income (loss) per common share:
Continuing operations	$0.24	$0.33	$0.26	$(0.38)	$(6.04)	$(2.21)	$(4.87)
Discontinued operations	0.01	0.01	0.87	0.06	0.02	0.04	0.31

Net income (loss)	$0.25	$0.34	$1.13	$(0.32)	$(6.03)	$(2.17)	$(4.56)

Weighted average number of common shares outstanding(i) :
Basic	51.5	51.2	51.2	50.4	41.7	38.6	31.3

Diluted	51.5	51.2	51.3	50.4	41.7	38.6	31.3

	June 30,
	2009(a)	2008(c)	2007(d)	2006(e)	2005(f)	2004
	(Unaudited)

Balance Sheet Data:
Total assets	$797.4	$813.4	$889.3	$931.9	$1,043.7	$1,000.5
Total indebtedness	1,282.2	1,329.6	1,440.6	1,506.9	1,418.4	1,355.3
Total stockholders’ deficiency	(1,074.1)	(1,112.8)	(1,082.0)	(1,229.8)	(1,095.9)	(1,019.9)
Ratio of Earnings to Fixed Charges	1.2	1.2	0.9	(0.4)	0.5	0.1

Book Value Per Share of Class B Common Stock, par value $0.01 per share: 200,000,000 shares authorized; 3,125,000 shares issued and outstanding as of June 30, 2009	—
Book Value Per Share of Class A Common Stock, par value $0.01 per share: 900,000,000 shares authorized; 50,058,144 shares issued as of June 30, 2009	$0.5

(a)	Results for the six months ended June 30, 2009 include restructuring charges of $18.8 million, of which $18.2 million related to the May 2009 worldwide organizational restructuring, which involved consolidating certain functions; reducing layers of management, where appropriate, to increase accountability and effectiveness; streamlining support functions to reflect the new organizational structure; and further consolidating the Company’s office facilities in New Jersey.

(b)	Results for the six months ended June 30, 2008 include a $5.9 million gain from the sale of a non-core trademark during the first quarter of 2008, and a $4.9 million gain related to the sale of the Mexico facility (which is comprised of a $6.8 million gain on the sale, partially offset by related restructuring charges of $0.7 million, $0.3 million of SG&A and cost of sales and $1.0 million of taxes).

(c)	Results for 2008 include a $5.9 million gain from the sale of a non-core trademark during the first quarter of 2008, and a $4.3 million gain related to the sale of the Mexico facility (which is comprised of a $7.0 million gain on the sale, partially offset by related restructuring charges of $1.1 million, $1.2 million of SG&A and cost of sales and $0.4 million of taxes). In addition, results for 2008 also include restructuring charges of approximately $3.8 million, of which $0.8 million related to a restructuring in Canada, $2.9 million related to the Company’s realignment of certain functions within customer business development, information management and administrative services in the U.S. and $0.1 million related to other various restructurings. The results of discontinued operations for 2008 included a one-time gain from the Bozzano Sale Transaction of $45.2 million.

(d)	Results for 2007 include restructuring charges of approximately $4.4 million and $2.9 million in connection with restructurings announced in 2006 (the “2006 Programs”) and in 2007 (the “2007 Programs”), respectively. The $4.4 million of restructuring charges associated with the 2006 Programs were primarily for employee severance and other employee-related termination costs principally relating to a broad organizational streamlining. The $2.9 million of restructuring charges associated with the 2007 Programs were primarily for employee severance and other employee-related termination costs relating principally to the closure of the Company’s facility in Irvington, New Jersey and other employee-related termination costs relating to personnel reductions in the Company’s information management function and its sales force in Canada.

(e)	Results for 2006 include charges of $9.4 million in connection with the departure of Mr. Jack Stahl, the Company’s former President and Chief Executive Officer, in September 2006 (including $6.2 million for severance and related costs and $3.2 million for the accelerated amortization of Mr. Stahl’s unvested options and unvested restricted stock), $60.4 million in connection with the discontinuance of the Vital Radiance brand and restructuring charges of approximately $27.6 million in connection with the 2006 Programs.

(f)	Results for 2005 include expenses of approximately $44 million in incremental returns and allowances and approximately $7 million in accelerated amortization cost of certain permanent displays related to the launch of Vital Radiance and the re-stage of the Almay brand.

(g)	The loss on early extinguishment of debt for 2005 includes: (i) a $5.0 million prepayment fee related to the prepayment in March 2005 of $100.0 million of indebtedness outstanding under RCPC’s 2004 bank term loan facility of the 2004 bank credit agreement with a portion of the proceeds from the issuance of RCPC’s 9 1/2% Senior Notes and (ii) the aggregate $1.5 million loss on the redemption of all of RCPC’s 8 1/8% Senior Notes and 9% Senior Notes that were due in April 2005, as well as the write-off of the portion of deferred financing costs related to such prepaid amount.

(h)	Represents the loss on the exchange of equity for certain indebtedness in Revlon’s March 2004 exchange of approximately $804 million of RCPC’s debt, $54.6 million of Revlon preferred stock and $9.9 million of accrued interest for 29,996,949 shares of Class A Common Stock (the “Revlon Exchange Transactions”) (as adjusted for Revlon’s September 2008 1-for-10 reverse stock split) and fees, expenses, premiums and the write-off of deferred financing costs related to the Revlon Exchange Transactions, the tender for and redemption of all of RCPC’s 12% Senior Secured Notes due 2005 (including the applicable premium) and the repayment of RCPC’s 2001 bank credit agreement.

(i)	Represents the weighted average number of common shares outstanding for the period. On March 25, 2004, in connection with the Revlon Exchange Transactions, Revlon issued 29,996,949 shares of Class A Common Stock (as adjusted for the September 1-for-10 reverse stock split). The shares issued in the Revlon Exchange Transactions are included in the weighted average number of shares outstanding since the date of the respective transactions. In addition, upon consummation of Revlon’s $110 million rights offering in March 2006, the fair value, based on NYSE closing price of Revlon’s Class A Common Stock was more than the subscription price. Accordingly, basic and diluted loss per common share have been restated for all periods prior to the $110 million rights offering in March 2006 to reflect the stock dividend of 296,863 shares of Class A Common Stock (as adjusted for the September 2008 1-for-10 reverse stock split). In addition, upon consummation of Revlon’s $100 million rights offering in January 2007, the fair value, based on NYSE closing price of Revlon’s Class A Common Stock on the consummation date, was more than the subscription price. Accordingly, the basic and diluted loss per common share have been restated for all prior periods prior to the $100 million rights offering to reflect the implied stock dividend of 1,171,549 shares (as adjusted for the September 2008 1-for-10 reverse stock split).

MARKETS AND MARKET PRICE

Revlon’s Class A Common Stock is listed and traded on the NYSE. As of June 30, 2009, there were 646 holders of record of Class A Common Stock (which does not include the number of beneficial owners holding indirectly through a broker, bank or other nominee). No cash dividends were declared or paid during 2008 by Revlon on its Common Stock. We do not have a history of paying dividends on our Class A Common Stock. Revlon is a holding company with no business operations of its own and its only material asset is all of the outstanding capital stock of RCPC through which Revlon conducts its business operations. Accordingly, Revlon is dependent on the earnings and cash flow of, and dividends and distributions from, RCPC to pay Revlon’s expenses incidental to being a public holding company and dividends, if any, on Revlon’s outstanding securities. The terms of RCPC’s bank credit agreements, its 9 1/2% Senior Notes indenture and the Senior Subordinated Term Loan Agreement currently restrict RCPC’s ability to pay dividends or make distributions to Revlon, Inc., except in limited circumstances, which restricts our ability to pay dividends on our Class A Common Stock. We expect that quarterly dividends on our Series A Preferred Stock and Series B Preferred Stock will be funded by interest received by us from RCPC on the portion of the Senior Subordinated Term Loan that is contributed to us by MacAndrews & Forbes.

The table below shows the high and low quarterly closing stock prices of Revlon Class A Common Stock on the NYSE consolidated tape for the years ended December 31, 2008 and 2007 (as adjusted for the September 2008 1-for-10 reverse stock split) and for the quarters ended March 31 and June 30, 2009.

	Year Ended December 31, 2009
	1st Quarter	2nd Quarter

High	$7.23	$5.95
Low	2.30	2.48

	Year Ended December 31, 2008(a)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

High	$11.80	$9.90	$14.85	$13.58
Low	9.10	8.00	6.90	6.02

	Year Ended December 31, 2007(a)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

High	$14.90	$14.60	$13.80	$12.60
Low	10.50	10.40	10.30	10.00

(a)	Represents the closing price per share of Revlon’s Class A Common Stock on the NYSE consolidated tape, as adjusted for the September 2008 1-for-10 reverse stock split. Revlon’s stock trading symbol is “REV.”

On August 7, 2009, the last trading day for which information was available prior to the date of the first mailing of this Offer to Exchange, the high and low sale prices for Revlon Class A Common Stock as reported on the NYSE were $6.10 and $5.79 per share, respectively, and the closing sale price on that date was $6.04. Stockholders should obtain a current market quotation for Revlon Class A Common Stock before making any decision with respect to the Exchange Offer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2009 (unless otherwise noted), the number of shares of the Company’s Common Stock beneficially owned, and the percent so owned, by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) the Chief Executive Officer and each of the other Named Executive Officers; and (iv) all directors and Named Executive Officers of the Company as a group. The number of shares owned are those beneficially owned, as determined under the applicable rules of the SEC for the purposes of this Offer to Exchange, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. Certain of the shares listed as beneficially owned are pursuant to stock options which were all “out-of-the-money” as of such date.

	Amount and Nature
	of
	Beneficial Ownership
	(Class A Unless
Name and Address of Beneficial Owner	Otherwise Noted)		Percentage of Class

Ronald O. Perelman	28,270,235	(1)	60.9% (Class A and
35 E. 62nd St.			Class B combined)
New York, NY 10065
	3,125,000	(1)	58.33% (Class A)
	(Class B	)	100% (Class B)
FMR LLC	7,697,114	(2)	14.9% (Class A and Class B
82 Devonshire Street Boston MA 02109			combined) 15.9% (Class A)
Alan S. Bernikow	8,397	(3)	*
Steven Berns	—		—
Paul J. Bohan	27,647	(4)	*
Chris Elshaw	35,818	(5)
Alan T. Ennis	25,647	(6)	*
Meyer Feldberg	9,897	(7)	*
Ann D. Jordan	—		—
David L. Kennedy	329,801	(8)	*
Robert K. Kretzman	165,209	(9)	*
Debra L. Lee	2,500	(10)	*
Tamara Mellon	—		—
Barry Schwartz	22,014		*
Kathi P. Seifert	14,808	(11)	*
All Directors and Named Executive Officers as a Group (14 Persons)	28,911,973		62.1% (Class A and
	3,125,000		Class B Combined)
	(Class B	)	59.7% (Class A) 100% (Class B)

*	Less than one percent.

(1)	Mr. Perelman beneficially owned, directly and indirectly through MacAndrews & Forbes, as of June 30, 2009, 28,270,235 shares of Revlon Class A Common Stock (including 20,166,143 shares beneficially owned by MacAndrews & Forbes (of which 4,561,610 shares are beneficially owned by a family member, with respect to which shares MacAndrews & Forbes holds a voting proxy); 323,500 shares held directly by Mr. Perelman; 7,718,092 shares owned by RCH Holdings One Inc., a holding company in which each of Mr. Perelman and The Ronald O. Perelman 2008 Trust owned 50% of the shares; and 62,500 shares that Mr. Perelman could acquire under vested stock options). Mr. Perelman, through MacAndrews & Forbes, also beneficially owned, as of June 30, 2009, all of the outstanding 3,125,000 shares of Revlon Class B Common Stock, each of which is convertible into one share of Class A Common Stock. Such Common Stock share ownership represented approximately 58.2% of the Class A Common Stock, and approximately 74.6% of the combined voting power of such shares as of June 30, 2009. Shares of Class A Common Stock and shares of intermediate holding companies between Revlon and MacAndrews & Forbes are, and may from time to time be, pledged to secure obligations of MacAndrews & Forbes. A default under any of these obligations that are secured by the pledged shares could cause a foreclosure with respect to such shares of Class A Common Stock or stock of intermediate holding companies. A foreclosure upon any such shares of stock or dispositions of shares of Class A Common Stock or stock of intermediate holding companies beneficially owned by MacAndrews & Forbes would not at this time constitute a “change of control” under RCPC’s 2006 Credit Agreements, the Senior Subordinated Term Loan Agreement or the indenture governing the 9 1/2% Senior Notes.

(2)	Information based solely on a Schedule 13G/A, dated and filed with the SEC on February 17, 2009, and reporting, as of December 31, 2008, beneficial ownership by FMR LLC and Edward C. Johnson 3d (the Chairman of FMR LLC), of 7,697,114 shares of Class A Common Stock (collectively, the “Fidelity Owned Shares”), including 1,156,517 shares with respect to which FMR LLC has sole power to vote or direct the vote and 7,697,114 shares in total that FMR LLC has sole power to dispose of or direct the disposition of. According to the Schedule 13G/A, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, was the beneficial owner of 6,113,349 shares of Class A Common Stock (which are included in the total reported Fidelity Owned Shares) as a result of acting as investment adviser to various investment companies, one of which, Fidelity Advisors High Yield Fund, was the beneficial owner of 4,464,520 shares of Class A Common Stock (which are included in the total reported Fidelity Owned Shares). The percentages of class represented by the reported Fidelity Owned Shares reflect shares of Company Common Stock outstanding as of December 31, 2008.

(3)	Includes 2,500 shares held directly by Mr. Bernikow (representing formerly restricted shares that vested in accordance with the terms of the award agreements) and 5,897 shares that Mr. Bernikow may acquire under vested options, all of which options are out-of-the-money.

(4)	Includes 22,500 shares held directly by Mr. Bohan (including 2,500 formerly restricted shares that vested in accordance with the terms of the award agreements and 20,000 shares that were purchased directly by Mr. Bohan) and 5,147 shares that Mr. Bohan may acquire under vested options, all of which options are out-of-the-money.

(5)	Includes 11,618 shares held directly by Mr. Elshaw (representing formerly restricted shares that vested in accordance with the terms of the award agreements, net of shares withheld for taxes) and 24,200 shares that Mr. Elshaw may acquire under vested options, all of which options are out-of-the-money.

(6)	Includes 23,647 shares held directly by Mr. Ennis (including 13,647 formerly restricted shares that vested in accordance with the terms of the award agreements, net of shares withheld for taxes, and 10,000 shares that were purchased directly by Mr. Ennis) and 2,000 shares that Mr. Ennis may acquire under vested options, all of which options are out-of-the-money.

(7)	Includes 2,500 shares held directly by Mr. Feldberg (representing formerly restricted shares that vested in accordance with the terms of the award agreements) and 7,397 shares that Mr. Feldberg may acquire under vested options, all of which options are out-of-the-money.

(8)	Includes 127,001 shares held directly by Mr. Kennedy (including 78,865 shares that were purchased directly by Mr. Kennedy and 48,136 formerly restricted shares that vested in accordance with the terms of the award agreements, net of shares withheld for taxes), 20,000 shares purchased by Mr. Kennedy through his Company 401(k) plan account, and 182,800 shares that Mr. Kennedy may acquire under vested options, all of which options are out-of-the-money.

(9)	Includes 49,209 shares held directly by Mr. Kretzman (including 39,209 formerly restricted shares that vested in accordance with the terms of the award agreements, net of shares withheld for taxes, and 10,000 shares that were purchased directly by Mr. Kretzman) and 116,000 shares that Mr. Kretzman may acquire under vested options, all of which options are out-of-the-money.

(10)	Includes 2,500 formerly restricted shares that vested in accordance with the terms of the award agreements.

(11)	Includes 12,308 shares that were purchased directly by Ms. Seifert and 2,500 formerly restricted shares that vested in accordance with the terms of the award agreements.

WHERE STOCKHOLDERS CAN FIND MORE INFORMATION

We file reports and other information with the SEC in accordance with the Exchange Act. Such reports and other information (including, without limitation, the documents incorporated by reference into this Offer to Exchange) may be inspected and copied at the Public Reference Room of the SEC at 100 F Street, NE, Washington,

DC 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Room of the SEC at its Washington address. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy statements and other information regarding companies like Revlon that file electronically with the SEC. For your convenience, please note that current electronic printable copies of the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as a copy of this Offer to Exchange, are also available on the Company’s website at www.revloninc.com, under the heading “Investor Relations — SEC Filings,” as well as the SEC’s website at www.sec.gov through the Filings and Forms (EDGAR) pages. In addition, electronic printable copies of the Corporate Governance Guidelines, Board Guidelines for Assessing Director Independence, Code of Business Conduct, Audit Committee Pre-Approval Policy and the current charters of the Audit Committee, Compensation and Stock Plan Committee and Nominating and Corporate Governance Committee are available on the Company’s website at www.revloninc.com, under the heading “Corporate Governance.” Any person wishing to receive an electronic copy of Revlon’s 2008 Form 10-K, without charge, may send an email making such a request and including a return email address to michael.sheehan@revlon.com (note that the Company’s ability to respond may be subject to file size limitations imposed by Internet service providers and e-mail services).

The Company will provide stockholders with a copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 25, 2009, including, without limitation, financial statements and financial statement schedules, and any Quarterly Reports on Form 10-Q filed thereafter, as well as copies of the Corporate Governance Guidelines, Board Guidelines for Assessing Director Independence and the charters of the Audit Committee, Compensation and Stock Plan Committee and Nominating and Corporate Governance Committee, without charge, upon written request to the Company’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, NY 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com). In order to ensure timely delivery of such documents prior to the 2009 Annual Meeting, any request should be sent to the Company promptly.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this Offer to Exchange information that we have filed with the SEC, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Offer to Exchange. All documents filed (but not “furnished”) by Revlon under section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the consummation of the Exchange Offer are incorporated by reference into and are a part of this Offer to Exchange from the date of filing of each such document. The following documents we filed with the SEC are incorporated herein by reference and will be deemed to be a part hereof:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008; and

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended June 30, 2009.

Any statement contained herein or contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Offer to Exchange. Statements contained in this Offer to Exchange as to the contents of any contract or other document referred to in this Offer to Exchange do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects to all of the provisions of such contract or other document.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this Offer to Exchange and a copy of any or all other contracts or documents which are referred to in this Offer to Exchange. Requests should be directed to the Company’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, NY 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com).

ANNEX A

FORM OF CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK

OF

REVLON, INC.

Pursuant to Section 151 of the
General Corporation Law of the
State of Delaware

Revlon, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Restated Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”), and pursuant to the provisions of Section 151 of the Delaware General Corporation Law, said Board of Directors of the Corporation (the “Board”) duly adopted a resolution on July 29, 2009, subject to finalization of documentation relating to a certain exchange offer providing for the issuance of up to 20,235,237 shares of the Preferred Stock, which shall be a series designated as Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”).

Pursuant to such resolution and the authority conferred upon the Board by the Certificate of Incorporation, there is hereby created the Series A Preferred Stock, which series shall have the following voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, in addition to those set forth in the Certificate of Incorporation:

Section 1. Designation and Amount of Series A Preferred Stock. [•] shares of the Preferred Stock shall be a series designated as Series A Preferred Stock of the Corporation. Each share of Series A Preferred Stock shall have a liquidation preference of $3.71 (the “Liquidation Preference”).

Section 2. Payment of Dividends.

(a) The holders of shares of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of funds of the Corporation legally available therefor, cumulative preferential dividends accruing from the date of issuance, unless otherwise provided herein, at the rate per annum of 12.75% of the Liquidation Preference per share (the “Regular Dividend”) and no more (other than as contemplated by Section 2(b)). Such Regular Dividends shall be payable, if declared, in cash quarterly in arrears on [•], [•], [•] and [•] of each year with the first dividend payment date to be [•], 2009 (unless such day is not a Business Day, in which event such Regular Dividends shall be payable on the next succeeding Business Day) (each such date, a “Dividend Payment Date”) to the holders of record of the Series A Preferred Stock on the respective record dates fixed for such purpose by the Board in advance of payment of such Dividend Payment Date. Quarterly dividend periods (each, a “Dividend Period”) for the first such Dividend Period shall commence on the Issuance Date and include the first Dividend Payment Date and for each such quarterly period thereafter, shall commence and include the first day, and shall end on and include the last day, of the calendar quarter that immediately precedes the calendar quarter in which the corresponding Dividend Payment Date occurs. Regular Dividends payable shall be calculated on the basis of a 365 (or 366, as the case may be) day year for the actual days elapsed.

(b) In addition to the Regular Dividends in Section 2(a) above, a holder of record of shares of the Series A Preferred Stock shall be entitled to receive, when declared by the Board, out of funds legally available therefor, (i) upon the consummation of a Change of Control transaction on or prior to the second anniversary of the Issuance Date, its Change of Control Amount or (ii) subject to Section 2(f), if no Change of Control transaction has been consummated on or prior to the second anniversary of the Issuance Date, a cash payment equal to $1.50 per share of

Series A Preferred Stock (such payment amount in clause (i) or clause (ii), the “Additional Dividend Amount”) and no more (other than as contemplated by Section 2(a)). For the avoidance of doubt, if no Change of Control transaction has been consummated on or prior to the second anniversary of the Issuance Date the only Additional Dividend Amount that holders of the Series A Preferred Stock shall be entitled to receive is the $1.50 per share amount set forth in clause (ii) above, subject to Section 2(f). Such Additional Dividend Amount shall be (x) if a payment is owed under clause (i) above, paid pursuant to the redemption provision set forth in Section 3(b)(ii); provided that if any consideration paid to holders of Common Stock in the transaction constituting a Change of Control is held in escrow, is otherwise held back from immediate payment or is subject to post-closing adjustments (collectively, an “Escrow”), a proportionate amount (but only with respect to any portion of the aggregate amount held in Escrow that would have been included in the Additional Dividend Payment had no consideration been payable into Escrow) of a holder’s Additional Dividend Payment payable pursuant to clause (i) above shall be held in Escrow on the same terms and subject to the same conditions and payout as applicable to the holders of Common Stock or (y) if a payment is owed under clause (ii) above, payable by the Corporation through the transfer agent for the Series A Preferred Stock, to the holders of the Series A Preferred Stock by first class mail, postage prepaid, at each such holder’s address as it appears on the stock record books of the Corporation, on the second (2nd) Business Day after the second anniversary of the Issuance Date; provided that any such Escrow amounts shall only be paid to the holders of Series A Preferred Stock to the extent such Escrow amounts are not owed to and required to be released from Escrow to another person or entity.

(c) To the extent not paid pursuant to Section 2(a) or 2(b) above, dividends on the Series A Preferred Stock shall accumulate, whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared. In the case of shares of Series A Preferred Stock issued on the Issuance Date, dividends shall begin to accumulate on the Issuance Date and shall be deemed to accumulate from day to day whether or not declared until paid.

(d) Dividends shall be payable in cash. All cash payments of dividends on the shares of Series A Preferred Stock shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Accumulated but unpaid dividends for any past dividend periods may be declared by the Board and paid on any date fixed by the Board, whether or not a regular Dividend Payment Date, to holders of record on the books of the Corporation on such record date as may be fixed by the Board, which record date shall be no more than 60 days prior to the payment date thereof; provided that (i) the record date for an Additional Dividend Amount for which payment is owed under Section 2(b)(i) shall be the date of the consummation of the Change of Control transaction and (ii) the record date for an Additional Dividend Amount for which payment is owed under Section 2(b)(ii) shall be the second anniversary of the Issuance Date.

(e) So long as any Series A Preferred Stock remains outstanding, during any period when the Corporation has failed to pay a dividend for any prior Dividend Period on the shares of Series A Preferred Stock or has failed to pay any Additional Dividend Amount due and until all unpaid dividends payable, whether or not declared, on the outstanding shares of Series A Preferred Stock shall have been paid in full (provided that if the Corporation shall have performed its obligations set forth in the first proviso in the last sentence of Section 2(b) and Sections 3 and 4, the Corporation shall have satisfied its obligations to pay any such amounts), the Corporation shall not: (i) declare or pay dividends, or make any other distributions, on any shares of Junior Stock, other than dividends or distributions payable in shares of Junior Stock, or (ii) redeem, purchase or otherwise acquire for consideration any shares of Junior Stock, other than redemptions, purchases or other acquisitions of shares of Junior Stock in exchange for any shares of Junior Stock.

(f) Notwithstanding anything herein to the contrary, holders of shares of the Series A Preferred Stock shall have the right to elect (the “Election”), by delivery of the election form set forth on Exhibit A to the Secretary of Corporation no earlier than           and no later than          , with such Election to be effective on the second anniversary of the Issuance Date, to convert their shares of Series A Preferred Stock into a new series of Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) having identical terms to this Series A Preferred Stock, except that the terms of such Series B Preferred Stock shall (i) extend the period for which holders of such Series B Preferred Stock are entitled to receive the Change of Control Amount in clause (i) of Section 2(b) above until the third anniversary of the Issuance Date, (ii) not provide for the right to receive the $1.50 per share of Series A Preferred Stock pursuant to clause (ii) of Section 2(b) above (which right shall be irrevocably waived by making the Election), (iii) replace references to $12.00 with $12.50 in the definition of “Change of Control Amount” and revise the definition of “Change of Control Amount” to reflect that paid and/or accumulated and unpaid Regular Dividends on the Series A Preferred Stock are subtracted from the $12.50 cap in such definition and (iv) include any other conforming changes necessary to reflect the changes set forth in clauses (i), (ii) and (iii) of this Section 2(f). The terms of the Series B Preferred Stock shall be reflected in a Certificate of Designation to be filed with Secretary of State of the State of Delaware in accordance with the General Corporation Law of the State of Delaware. For the avoidance of doubt, no Additional Dividend Amount shall be payable pursuant to this Series A Preferred Stock to any holders of the Series A Preferred Stock making an Election.

Section 3. Redemption.

(a) No Optional Redemption. The Corporation shall not have any right to redeem any shares of the Series A Preferred Stock except in accordance with the procedures providing for a mandatory redemption in Sections 3(b) and 4.

(b) Mandatory Redemption.

(i) Pursuant to the provisions set forth in Section 4, the Corporation shall redeem all outstanding shares of Series A Preferred Stock on the Final Redemption Date out of funds legally available therefor at a redemption price, payable in cash, equal to 100% of the per share Liquidation Preference thereof, plus an amount in cash equal to all accumulated and unpaid dividends thereon, whether or not declared, to the Final Redemption Date (including, for the avoidance of doubt, any Additional Dividend Amount required to be paid pursuant to Section 2(b)(ii)).

(ii) Upon the consummation of a Change of Control transaction, the Corporation shall at its election, (A) pursuant to the provisions set forth in Section 4, redeem all of the outstanding shares of Series A Preferred Stock on the Change of Control Redemption Date out of funds legally available therefor at a redemption price, payable in cash, equal to 100% of the per share Liquidation Preference thereof, plus an amount in cash equal to all accumulated and unpaid dividends thereon, whether or not declared, to the Change of Control Redemption Date (including, for the avoidance of doubt, any Additional Dividend Amount required to be paid pursuant to Section 2(b), reduced by the amount of any Escrow of such Additional Dividend Amount pursuant to Section 2(b)) (the “Change of Control Redemption Amount”) or (B) pursuant to an agreement and plan of merger with respect to the Change of Control that provides that by virtue of the merger resulting in a Change of Control the Series A Preferred Stock outstanding immediately prior to the consummation of the Change of Control become automatically canceled and cease to exist and have no rights with respect thereto, except the right to receive the Change of Control Redemption Amount pursuant to the terms of such agreement; provided that, for the avoidance of doubt, the obligation to pay the Change of Control Redemption Amount may be satisfied by a combination of the mechanics described in (A) and (B) above.

Section 4. Provisions Applicable to Redemption.

(a) The Corporation shall, or shall cause the transfer agent for the Series A Preferred Stock to, send a notice of redemption of the Series A Preferred Stock pursuant to Section 3 (a “Redemption Notice”) to the holders of the Series A Preferred Stock by first class mail, postage prepaid, at each such holder’s address as it appears on the stock record books of the Corporation, not less than five Business Days prior to the Redemption Date, specifying the place of such redemption, but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for redemption. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice and the shares specified in such notice shall be deemed to have been called for redemption as of the date such notice was mailed. On or after the Redemption Date, each holder of the shares of Series A Preferred Stock called for redemption in accordance with the terms hereof shall surrender evidence of shares of Series A Preferred Stock in book-entry form to the Corporation at the place designated in the Redemption Notice and shall thereupon be entitled to receive the redemption payment in respect thereof as specified in Section 3. From and after the Redemption Date, all dividends on shares of Series A Preferred Stock shall cease to accumulate and all rights of the holders thereof as holders of Series A Preferred Stock shall cease and terminate, except if the Corporation shall default in payment of the redemption payment specified in Section 3, in which case all such rights shall continue and Regular Dividends thereon shall continue to accumulate unless and until such shares are redeemed and such price is paid in accordance with the terms hereof.

(b) If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on the Redemption Date are insufficient to redeem the total number of shares of Series A Preferred Stock to be redeemed on such date, those funds which are legally available shall be used to redeem the maximum possible number of shares of Series A Preferred Stock pro rata among the holders of the Series A Preferred Stock to be redeemed based upon the aggregate Liquidation Preference of all shares of Series A Preferred Stock held by each such holder (plus all accumulated and unpaid dividends thereon). At any time thereafter when additional funds of the Corporation are legally available for redemption of such shares of Series A Preferred Stock and there is no contractual or other restriction from taking such action, the Corporation shall as soon as reasonably practicable use such funds to redeem the balance of the shares that the Corporation became obligated to redeem on the Redemption Date (but which it has not yet redeemed) at a redemption price, payable in cash, equal to 100% of the per share Liquidation Preference thereof, plus an amount in cash equal to all accumulated and unpaid dividends thereon, whether or not declared, to the date on which the Corporation actually redeems such shares (including, for the avoidance of doubt, any dividends accumulating after the Redemption Date pursuant to the final sentence of Section 4(a) and any Additional Dividend Amount required to be paid pursuant to Section 2(b)).

Section 5. Rank. The Series A Preferred Stock shall, with respect to dividend distributions and distributions upon the voluntary or involuntary liquidation, winding up or dissolution of the Corporation, rank (a) senior to all Junior Stock, (b) pari passu with any Parity Stock and (c) junior to any Senior Stock. The Corporation may authorize, create and issue Junior Stock, Parity Stock and Senior Stock without the consent of the holders of shares of the Series A Preferred Stock.

Section 6. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of the Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation, and in preference to and in priority over any distribution upon the shares of Common Stock and all shares of Junior Stock, an amount in cash equal to the per share Liquidation Preference, plus an amount equal to the accumulated and unpaid dividends thereon, whether or not declared, to the date of liquidation, dissolution or winding up, as the case may be, and no more. If the assets of the Corporation are not sufficient to pay in full the liquidation price payable to the holders of the shares of the Series A Preferred Stock and the liquidation price payable to the holders of all shares of Parity Stock, the holders of all such shares shall share ratably in such distribution of assets in accordance with the amounts which would be payable on such distribution if the amounts to which the holders of shares of the Series A Preferred Stock and the holders of shares of Parity Stock are entitled were paid in full. Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor a merger or consolidation of the Corporation with or into any other corporation shall be deemed a liquidation, dissolution or winding up of the Corporation.

Section 7. Voting Rights.

(a) Except as otherwise required by law or expressly provided herein, the holders of shares of Series A Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Corporation and shall be entitled to one vote per share of Series A Preferred Stock. Except as otherwise required by law or expressly provided herein, the holders of shares of Series A Preferred Stock and Common Stock shall vote together as a single class, and not as separate classes.

(b) The affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, in person or by proxy, at a special or annual meeting called for the purpose, or by written consent in lieu of a meeting, shall be required to amend, repeal or change any provisions of this Certificate of Designation in any manner that would adversely affect, alter or change the powers, preferences or special rights of the Series A Preferred Stock. For the avoidance of doubt, the Corporation may authorize, increase the authorized amount of, or issue any class or series of Junior Stock, Parity Stock or Senior Stock, including any additional shares of Series A Preferred Stock, without the consent of the holders of Series A Preferred Stock, and in taking such actions the Corporation shall not be deemed to have adversely affected, altered or changed the powers, preferences or special rights of holders of shares of Series A Preferred Stock. With respect to any matter on which the holders of the Series A Preferred Stock are entitled to vote as a separate class, each share of Series A Preferred Stock shall be entitled to one vote.

(c) Notwithstanding the provisions of Section 7(a) and Section 7(b), the holders of Series A Preferred Stock shall not be entitled to vote on any merger, combination or similar transaction in which the holders of the Series A Preferred Stock either (i) retain their shares of Series A Preferred Stock or (ii) receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable in the aggregate to the holders of the Series A Preferred Stock than, the terms of the Series A Preferred Stock as long as, in any such case, the surviving or resulting company of any such merger, combination or similar transaction is not materially less creditworthy than the Corporation was immediately prior to the consummation of such transaction.

Section 8. Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Series A Preferred Stock shall not have any voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions other than those specifically set forth in this Certificate of Designation (as it may be amended from time to time) and in the Certificate of Incorporation. The shares of Series A Preferred Stock shall have no preemptive or subscription rights.

Section 9. Issuances of Stock to Affiliates. If the Corporation shall issue any equity securities to MacAndrews & Forbes or any of its Affiliates at a price per share that is lower than the Current Market Price per share on the date of such issuance, then an appropriate adjustment to the Change of Control Amount shall be made to reflect the aggregate difference between the issuance price per share and such Current Market Price; provided, however, that no adjustment shall be made as a result of (a) any securities offerings by the Corporation (including, any rights offering), in which the same security is offered to all holders of the applicable class of securities or series of stock on a pro rata basis, (b) the declaration or payment of any dividends or distributions to the holders of all of then-outstanding classes of equity securities of the Corporation on a pro rata basis, (c) any issuance by reclassification of securities of the Corporation, (d) the issuance of any securities of the Corporation (including upon the exercise of options or rights) or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Corporation or any of its subsidiaries or as full or partial consideration in connection with any acquisition by the Corporation or its subsidiaries, or (e) the issuance of any securities of the Corporation pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date of initial issuance of the Series A Preferred Stock. The form of the adjustment shall be determined in good faith by a majority of the independent members of the Board, and shall be binding and conclusive on all holders of the Series A Preferred Stock.

Section 10. Certain Definitions.  As used herein, the following terms heretofore not defined shall have the following respective meanings:

“Affiliate” means, with respect to any person, any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such first person. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of the Corporation whether by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Beneficial Ownership” has the meaning provided in Rules 13d-3 and 13d-5 under the Exchange Act; and the term “Beneficially Own” has a meaning correlative to the foregoing.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to remain closed.

“Change of Control” means any person, other than one or more Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Corporation; provided, however, that the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board (for the purposes of this clause (a), such other person will be deemed to Beneficially Own any Voting Stock of a specified corporation held by a parent corporation, if such other person Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation).

“Change of Control Amount” means

(a) if (i) the Equity Value divided by (ii) (A) the number of shares of all Common Stock plus (B) the number of shares of Preferred Stock (calculated as whole shares if fractional shares are used) entitled to receive Equity Value, in each case issued and outstanding immediately prior to the consummation of the Change of Control transaction minus the number of shares of Series A Preferred Stock issued and outstanding on the Issuance Date, is greater than or equal to $12.00, then an amount equal to $12.00 minus the Liquidation Preference minus any paid and/or accumulated and unpaid Regular Dividends up to and including the date of the consummation of the Change of Control transaction; or

(b) if (i) the Equity Value divided by (ii) (A) number of shares of all Common Stock plus (B) the number of shares of Preferred Stock (calculated as whole shares if fractional shares are used) entitled to receive Equity Value, in each case issued and outstanding immediately prior to the consummation of the Change of Control transaction minus the number of shares of Series A Preferred Stock issued and outstanding on the Issuance Date, is less than $12.00, then an amount equal to such quotient minus the Liquidation Preference minus any paid and/or accumulated and unpaid Regular Dividends up to and including the date of the consummation of the Change of Control transaction; provided that if the calculation in this clause (b) results in an amount less than zero dollars ($0), then the Change of Control Amount shall be equal to zero dollars ($0);

provided that in the event that, subsequent to the Issuance Date but prior to redemption of the Series A Preferred Stock, the issued and outstanding shares of Common Stock and/or Preferred Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction (excluding the Election), the Change of Control Amount shall be appropriately adjusted.

“Change of Control Redemption Date” means the date of the consummation of a Change of Control transaction.

“control” of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the term “controlled” has a meaning correlative to the foregoing.

“Common Stock” means the shares of the Class A common stock, par value $0.01 per share, of the Corporation, the Class B common stock, par value $0.01 per share, of the Corporation and/or any other common stock of the Corporation.

“Current Market Price” means, with respect to any equity security of the Corporation as of any date, an amount equal to the average of the closing prices of such equity security for the ten consecutive trading days ending on the trading day before such date or if the equity security of the Corporation is not quoted on any such quotation system, the average of the closing bid and asked prices as furnished by a professional market maker selected by the Board in good faith making a market for such equity security; provided, however, that in the event such equity security shall not be traded on a national securities exchange or there is no such market maker for such equity security, the Current Market Price per share as of any date shall be equal to its Fair Market Value.

“Equity Value” means (a) the aggregate consideration paid to the stockholders of the Corporation for all of the outstanding equity of the Corporation upon the consummation of a Change of Control transaction, minus (b) the payment of any liquidation preferences and any accrued but unpaid dividends through the consummation of the Change of Control transaction on any Preferred Stock (including the issued Series A Preferred Stock (provided that such amount with respect to the Series A Preferred Stock shall not include the amount of any Additional Dividend Amount required to be paid as a result of the Change of Control transaction)); provided that if less than all of the equity of the Corporation is sold, the Equity Value will be valued as if all of the equity of the Corporation had been sold upon consummation of such Change of Control transaction; provided, further, that if the consideration paid in the Change of Control transaction is in any form other than cash or tradable securities (which shall be valued based on the value to be received by the holders of Common Stock upon consummation of the transaction resulting in the Change of Control) then the per share valuation of the consideration paid in such transaction shall be determined by an investment bank of international reputation to be selected by the board of directors of the Corporation in good faith.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any equity security of the Corporation, the fair market value of a share of such equity security on the applicable date of determination, as determined in good faith by a majority of the independent members of the Board.

“Final Redemption Date” means the fourth anniversary of the Issuance Date, unless a Change of Control transaction shall have been consummated on or prior to the second anniversary of the Issuance Date.

“Indebtedness” means, with respect to the Corporation, without duplication, (a) all obligations of the Corporation for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business of the Corporation and payable in accordance with customary practices), or with respect to deposits or advances of any kind to the Corporation; (b) all obligations of the Corporation evidenced by bonds, debentures, notes or similar instruments; (c) all capitalized lease obligations of the Corporation or obligations of the Corporation to pay the deferred and unpaid purchase price of property and equipment; (d) all obligations of the Corporation pursuant to securitization or factoring programs or arrangements; (e) all guarantees and arrangements having the economic effect of a guarantee of the Corporation of any Indebtedness of any other person; (f) all obligations or undertakings of the Corporation to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others; (g) net cash payment obligations of the Corporation under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); (h) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of the Corporation; or (i) to the extent not otherwise included in the foregoing, any financing of accounts receivable or inventory.

“Issuance Date” means [•], 2009.

“Junior Stock” means any shares of Common Stock and each other class or series of capital stock of the Corporation, including a series of the Preferred Stock, which is by its terms expressly made junior to the shares of the Series A Preferred Stock at the time outstanding as to the payment of dividends, liquidation preference or redemption rights.

“Parity Stock” means any shares of a class or a series of capital stock of the Corporation (other than the Common Stock) which is by its terms not expressly made junior or senior to the Series A Preferred Stock at the time outstanding as to payment of dividends, liquidation preference or redemption rights.

“Permitted Holders” means Ronald O. Perelman (or in the event of his incompetence or death, his estate, heirs, executor, administrator, committee or other personal representative (collectively, “heirs”)), any person controlled, directly or indirectly, by Ronald O. Perelman or his heirs and any of his Affiliates.

“person” means an individual, corporation, limited liability company, partnership, limited partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government;

“Preferred Stock” means the preferred stock, par value $0.01 per share, of the Corporation authorized by the Certificate of Incorporation.

“Redemption Date” means the Change of Control Redemption Date or the Final Redemption Date, as the case may be.

“Senior Stock” means any shares of a class or series of capital stock of the Corporation which by its terms ranks senior to the Series A Preferred Stock as to payment of dividends, liquidation preference or redemption rights.

“Voting Stock” means all classes of shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of the Corporation, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity, then outstanding and normally entitled to vote in the election of directors of the Corporation.

[REST OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Revlon, Inc. has caused this Certificate of Designation to be executed by its duly authorized officer on [•], 2009.

REVLON, INC.

By:
Name:
Title:

[Signature Page to Certificate of Designation of Preferred Stock]

Exhibit A

NOTICE OF ELECTION WITH RESPECT TO

SERIES A PREFERRED STOCK

Date: [•], 20111(

Revlon, Inc.
237 Park Avenue
New York, New York 10017
Attention: Corporate Secretary

RE: Election regarding Series A Preferred Stock

The undersigned, pursuant to Section 2(f) of the Certificate of Designation for the Series A Preferred Stock, hereby irrevocably elects to convert the number of shares of Series A Preferred Stock set forth below into the same number of shares of Series B Preferred Stock pursuant to the Election (as defined in the Certificate of Designation for the Series A Preferred Stock). New shares in the amount set forth below of the new series of Preferred Stock shall be issued in the name of the holder of record of the Series A Preferred Stock, as set forth below, effective on the second anniversary of the Issuance Date (as defined in the Certificate of Designation for the Series A Preferred Stock).

Number of shares:

Name of holder of record:

By:
Name:
Title:

(1 To be dated and delivered to the Secretary of the Corporation not earlier than 6 weeks before and not later than 2 weeks prior to the second anniversary of the Issuance Date and the Corporation shall not be obligated to recognize any Election forms received outside those dates.

ANNEX B

CONTRIBUTION AND STOCKHOLDER AGREEMENT

This CONTRIBUTION AND STOCKHOLDER AGREEMENT (this “Agreement”), is dated as of August 9, 2009, by and between Revlon, Inc., a Delaware corporation (the “Company”), and MacAndrews & Forbes Holdings Inc., a Delaware corporation (“MacAndrews & Forbes,” and together with the Company, the “parties”).

W I T N E S S E T H

WHEREAS, the Board of Directors of the Company has authorized and the Company proposes to consummate an exchange offer, on the terms and subject to the conditions set forth in the Schedule TO (as amended from time to time) to be filed by the Company (the “Exchange Offer”), pursuant to which each share of Class A Common Stock, $0.01 par value (the “Class A Common Stock”), held by its stockholders may be exchanged for one share of Series A Preferred Stock of the Company, par value $0.01 per share (the “Series A Preferred Stock”), to be issued pursuant to a certificate of designation in the form attached hereto as Exhibit A (the “Certificate of Designation”), and to be filed with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the Delaware General Corporation Law (the “DGCL”) and each share of which may be converted, at the election of the holder thereof under certain circumstances as set forth in the Certificate of Designation, into one share of Series B Preferred Stock (as defined in the Certificate of Designation);

WHEREAS, in connection with the Exchange Offer, (i) MacAndrews & Forbes will, on the terms and conditions set forth herein, (A) contemporaneously with the execution of this Agreement, enter into an amendment, in the form attached hereto as Exhibit B (the “Subordinated Term Loan Amendment”), to the Senior Subordinated Term Loan Agreement, dated as of January 30, 2008 (as amended from time to time, the “Senior Subordinated Term Loan”), between Revlon Consumer Products Corporation (“RCPC”) and MacAndrews & Forbes, which Subordinated Term Loan Amendment will, among other things, effective at and subject to the closing of the Exchange Offer, extend the maturity of the Senior Subordinated Term Loan from August 1, 2010 to the fourth anniversary of the consummation of the Exchange Offer, and increase the interest rate of the Senior Subordinated Term Loan from 11% to 12.75% per annum and (B) contribute to the Company, upon the closing of the Exchange Offer, $3.71 of the aggregate outstanding principal amount of the loan under the Senior Subordinated Term Loan (by assigning a portion of its rights and obligations as lender thereunder to the Company) for each share of Class A Common Stock exchanged in the Exchange Offer, up to a maximum contribution of $75 million of the amount due under the Senior Subordinated Term Loan, and (ii) the Company will issue to MacAndrews & Forbes one share of Class A Common Stock for each share of Class A Common Stock exchanged in the Exchange Offer (the “Stock Issuance”); and

WHEREAS, in connection with the Exchange Offer and the consummation of the transactions contemplated by this Agreement, the parties desire to memorialize certain agreements between the Company and MacAndrews & Forbes.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Agreement to Senior Subordinated Term Loan Amendment and Contribution. MacAndrews & Forbes agrees to enter into the Senior Subordinated Term Loan Amendment and to contribute to the Company, in each case effective upon the consummation of the Exchange Offer, $3.71 of the outstanding principal amount of the loan under the Senior Subordinated Term Loan, for each share of Class A Common Stock exchanged in the Exchange Offer (provided that MacAndrews & Forbes shall not contribute more than $75 million of the outstanding principal amount of the loan under the Senior Subordinated Term Loan; such aggregate contributed amount, the “Contributed Amount”)), in connection with the issuance by the Company to MacAndrews & Forbes or its designee, of one share of Class A Common Stock for each share of Class A Common Stock exchanged in the Exchange Offer. The remaining amount due under the Senior Subordinated Term Loan shall continue to be outstanding on the terms and conditions set forth in the Senior Subordinated Term Loan, as amended by the Subordinated Term Loan Amendment. The contribution referred to in this Section 1 shall be made by MacAndrews & Forbes assigning its rights and obligations as lender under the Senior Subordinated Term Loan in respect of the Contributed Amount to the Company.

2. Stockholders Agreements. Effective upon the consummation of the Exchange Offer and until the termination of this Agreement pursuant to Section 6.1, the Company and MacAndrews & Forbes agree that:

2.1 SEC Reporting. During any period in which the Company is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company shall file with or furnish to, as appropriate, the U.S. Securities and Exchange Commission (the “SEC”) on a voluntary basis all periodic and other reports that are required of a company that is subject to such reporting requirements and at such times as the Company would have been required to file such reports if it were subject to such reporting requirements.

2.2 Stock Exchange Listing. Unless a short-form merger is consummated in accordance with Section 2.5, the Company shall use its reasonable best efforts to maintain the listing of the Class A Common Stock on the New York Stock Exchange. If the Class A Common Stock is de-listed from the New York Stock Exchange, the Company shall use its reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange. In the event the Company is unable using its reasonable best efforts to cause the Class A Common Stock to be listed on another national securities exchange after it is de-listed from the New York Stock Exchange, it shall use its reasonable best efforts to cause a market to be made for the Class A Common Stock; provided, however, that nothing in this Section 2.2 shall prevent MacAndrews & Forbes or the Company from acquiring shares of Class A Common Stock or engaging in any other transaction permitted by this Agreement.

2.3 Independent Directors. MacAndrews & Forbes shall use its reasonable best efforts to cause the Company to, and the Company shall, maintain a majority of independent directors (each an “Independent Director”) on its Board of Directors, each of whom meets the “independence” criteria as set forth in Section 303A.02 of the NYSE Listed Company Manual.

2.4 Related Party Transactions.

(a) Transactions with Affiliates. Except as permitted by this Agreement (including for avoidance of doubt Section 2.5), the Company shall not engage in any transactions with (i) any affiliate (other than the Company’s Subsidiaries) or (ii) a legal or beneficial owner of 10% or more of the voting power of the Voting Stock or an affiliate of such owner (other than the Company’s Subsidiaries), other than any transaction (A) contemplated by the Exchange Offer or pursuant to agreements or arrangements entered into prior to the consummation of the Exchange Offer, (B) described in or pursuant to any agreement or arrangement described in the Company’s proxy statement or other periodic public filings with the SEC on or prior to the date hereof, or (C) specifically permitted by Section 4.08 of the Indenture, dated as of March 16, 2005 of RCPC, as supplemented, amended or otherwise modified from time to time (the “Indenture”) (for purposes of this Section 2.4(a) only, any reference to RCPC in Section 4.08 of the Indenture, with respect to transactions with affiliates, shall refer to the Company) unless, (x) with respect to a transaction or series of related transactions, other than the purchase or sale of inventory in the ordinary course of business, involving aggregate payments or other consideration in excess of $5.0 million, such transaction or series of related transactions has been approved by all of the Independent Directors of the Board of Directors, and (y) with respect to a transaction or series of related transactions, other than the purchase or sale of inventory in the ordinary course of business, involving aggregate payments or other consideration in excess of $20.0 million, such transaction or series of related transactions has been determined, in the written opinion of a nationally recognized, investment banking firm, to be fair, from a financial point of view, to the Company. For the avoidance of doubt this Section 2.4 shall not apply to any of the following transactions with a third party that is not an affiliate of the Company or MacAndrews & Forbes: (1) a merger of equals or similar transaction or (2) a change of control of the Company or similar transaction (including any Change of Control (as defined in the Certificate of Designation) (any such transaction, a “Change of Control Transaction”).

(b) As used in this Agreement, (i) “Subsidiary” means any corporation, limited liability company or other person of which shares of stock or other ownership interests having a majority of the general voting power in electing the board of directors thereof or other persons performing a similar function are, at the time of which any determination is being made, owned by the Company either directly or through its Subsidiaries and any partnership in which the Company or any Subsidiary is a general partner; and (ii) “Voting Stock” means all classes of shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of the Company, including any preferred stock and any debt securities convertible into or exchangeable for such equity, in each case, then outstanding and normally entitled to vote in the election of directors of the Company.

2.5 Short-Form Merger.

(a) If MacAndrews & Forbes is eligible to consummate a short-form merger with Revlon as a result of the Exchange Offer in accordance with Section 253 of the DGCL, then (i) MacAndrews & Forbes or one of its Subsidiaries will as soon as reasonably practicable seek to consummate, or cause to be consummated, a short-form merger in accordance with Section 253 of the DGCL pursuant to which the holders of Class A Common Stock (other than shares held by MacAndrews & Forbes or its affiliates) will receive Series A Preferred Stock or shares of preferred stock in the surviving corporation of such transaction with terms substantially identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock), (ii) MacAndrews & Forbes agrees to contribute to the Company, effective upon the consummation of such short-form merger, $3.71 of the outstanding principal amount of the loan under the Senior Subordinated Term Loan, for each share of Class A Common Stock exchanged in such short-form merger (provided that MacAndrews & Forbes shall not contribute more than $75 million of the outstanding principal amount of the loan under the Senior Subordinated Term Loan pursuant to this clause (ii) and Section 1), in connection with the issuance by the Company to MacAndrews & Forbes or its designee, of one share of Class A Common Stock for each share of Class A Common Stock exchanged in such short-form merger and (iii) in such merger, the holders of Series A Preferred Stock retain their shares of Series A Preferred Stock or receive Shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock (with, for the evidence of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock). The remaining amount due under the Senior Subordinated Term Loan shall continue to be outstanding on the terms and conditions set forth in the Senior Subordinated Term Loan, as amended by the Subordinated Term Loan Amendment. The contribution referred to in this Section 2.5(a) shall be made by MacAndrews & Forbes assigning its rights and obligations as lender under the Senior Subordinated Term Loan in respect of the Contributed Amount to the Company.

(b) Except as provided in Section 2.5(a), during the term of this Agreement, MacAndrews & Forbes agrees that neither it nor any of its affiliates shall complete or agree to complete a short-form merger with the Company under Section 253 of the DGCL unless either (i) (A) such transaction has been approved in advance by a majority of the Independent Directors of the Board of Directors; provided that such Independent Directors shall have first been duly authorized to negotiate with MacAndrews & Forbes or its affiliates, as applicable, and to retain, if they consider it necessary or advisable, outside independent financial advisors and legal counsel in connection with such negotiations and approval and (B) in such merger, the holders of Series A Preferred Stock and Series B Preferred Stock retain their shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock); or (ii) (A) such short-form merger is preceded by a Qualifying Tender Offer for the shares of Class A Common Stock held by unaffiliated holders of the Class A Common Stock and such Qualifying Tender Offer is consummated without waiver of the Minimum Condition; (B) in such merger, the holders of Series A Preferred Stock and Series B Preferred Stock retain their shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, or receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable than, the terms of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (with, for the avoidance of doubt, the same terms as though issued on the date of original issuance of the Series A Preferred Stock); and (C) if the Minimum Condition is met and MacAndrews & Forbes or the Company is eligible to consummate a short-form merger in accordance with Section 253 of the DGCL following the consummation of such Qualifying Tender Offer, then MacAndrews & Forbes or the Company shall consummate, or cause to be consummated, such a short-form merger in accordance with said Section 253 in which all holders of Class A Common Stock (other than shares held by MacAndrews & Forbes or its affiliates) receive the same consideration offered in exchange for the Class A Common Stock in such Qualifying Tender Offer.

(c) As used in this Agreement, “Qualifying Tender Offer” means any tender offer, exchange offer or similar transaction that satisfies each of the following terms and conditions: (i) the Independent Directors shall have the right to retain outside independent financial advisors and legal counsel in connection therewith and shall be entitled to submit a Schedule 14D-9 under Rule 14d-9 of the Exchange Act on behalf of the Company in respect of the transaction; (ii) MacAndrews & Forbes or its affiliates shall have disclosed in a Schedule TO with respect to the transaction its intention and firm commitment to effect a short-form merger in accordance with Section 253 of the DGCL in which all holders of Class A Common Stock (other than shares held by MacAndrews & Forbes or its affiliates) receive the same consideration offered in exchange for the Class A Common Stock in such short form merger at the same per-share consideration (as adjusted for stock splits, stock dividends and similar events) as promptly as practicable following the consummation of such transaction; and (iii) the transaction shall be subject to the non-waivable condition (the “Minimum Condition”) that a majority of the shares of Class A Common Stock not held by MacAndrews & Forbes and its affiliates shall have been validly tendered and accepted for purchase in connection with the transaction.

3. Additional Covenants. MacAndrews & Forbes agrees that:

(a) neither it nor any of its affiliates will tender any shares of Class A Common Stock in the Exchange Offer;

(b) prior to the consummation of the Exchange Offer, it will, and it will cause its affiliates to, deliver to the Company an executed written consent of stockholders approving each of the following in accordance with Section 228 of the DGCL: (i) the Share Issuance and (ii) the amendments to the restated certificate of incorporation of the Company set forth on Exhibit C; and

(c) the certificates evidencing the shares of Class A Common Stock to be issued to MacAndrews & Forbes hereunder will bear the following legends:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES OR THE SECURITIES ARE SOLD AND TRANSFERRED IN A TRANSACTION THAT IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

“PLEASE BE ADVISED THAT THESE SHARES ARE HELD BY AN “AFFILIATE” FOR PURPOSES OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEREFORE, ANY PROSPECTIVE TRANSFEREE OF THE SHARES EVIDENCED BY THE CERTIFICATE SHOULD OBTAIN THE NECESSARY OPINION OF COUNSEL PRIOR TO ACQUIRING THESE SHARES.”

4. Representations and Warranties. MacAndrews & Forbes hereby represents and warrants to the Company as follows:

4.1 Power; Due Authorization; Binding Agreement. MacAndrews & Forbes is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. MacAndrews & Forbes has full corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by MacAndrews & Forbes of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of MacAndrews & Forbes. This Agreement has been duly and validly executed and delivered by

MacAndrews & Forbes and constitutes a valid and binding obligation of MacAndrews & Forbes, enforceable against MacAndrews & Forbes in accordance with its terms.

4.2 No Conflicts. The execution and delivery of this Agreement by MacAndrews & Forbes does not, and the performance of the terms of this Agreement by MacAndrews & Forbes will not, require the consent or approval of any person pursuant to any agreement, obligation or instrument binding on MacAndrews & Forbes or its properties and assets (other than the Stockholders Agreement, dated as of February 20, 2004, by and between the Company and Fidelity Management & Research Co., a Delaware corporation (as amended, the “Fidelity Stockholders Agreement”)).

4.3 Investment Representations and Warranties.

(a) The shares of Class A Common Stock being acquired by MacAndrews & Forbes hereunder are being acquired for its own account, for the purpose of investment and not with a view to or for sale in connection with any public resale or distribution thereof in violation of applicable securities laws.

(b) MacAndrews & Forbes is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act of 1933, as amended.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to MacAndrews & Forbes as follows:

5.1 Power; Due Authorization; Binding Agreement. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

5.2 No Conflicts. The execution and delivery of this Agreement by the Company does not, and the performance of the terms of this Agreement by the Company will not, require the consent or approval of any person pursuant to any agreement, obligation or instrument binding on the Company or its properties and assets (other than the Stockholders Agreement).

6. Miscellaneous.

6.1 Termination of this Agreement.

(a) This Agreement shall terminate upon the earliest to occur of (i) the termination or expiration of the Exchange Offer, without shares of Class A Common Stock being accepted for payment thereunder, (ii) prior to the termination or expiration of the Exchange Offer if (in the good faith judgment of MacAndrews & Forbes) there shall have occurred a Material Adverse Effect and (iii) if the Exchange Offer is consummated, the first to occur of (A) the four-year anniversary of the consummation of the Exchange Offer, (B) no shares of Series A Preferred Stock, no shares of Series B Preferred Stock and no shares of Class A Common Stock being outstanding (other than shares held by MacAndrews & Forbes and its affiliates) and (C) the consummation of any merger or share exchange that constitutes a Change of Control Transaction.

(b) As used in this Agreement, “Material Adverse Effect” means any change, effect, occurrence, state of facts or development that is or is reasonably likely to be material and adverse to the financial condition, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole.

6.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 6.1(a), this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from any liability for any breach of this Agreement occurring prior to such termination.

6.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any person not a party to this Agreement (and their successors and assigns) any rights or remedies hereunder.

6.4 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties to this Agreement. Any amendment of this Agreement to modify or waive any of the Company’s obligations hereunder shall require the approval of a majority of the Independent Directors.

6.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized overnight courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.5):

If to the Company, to:

Revlon, Inc.
237 Park Avenue
New York, NY 10017
Telecopy: (212) 527-5693

Attention:	Robert K. Kretzman, Esq.
Executive Vice President, Chief Legal Officer
and General Counsel

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Telecopy: (212) 735-2000

Attention:	Franklin M. Gittes, Esq.
Alan C. Myers, Esq.

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Telecopy: (212) 351-4035

Attention:	Dennis J. Friedman, Esq.
Barbara Becker, Esq.

If to MacAndrews & Forbes, to:

MacAndrews & Forbes Holdings, Inc.
35 East 62 Street
New York, NY 10065
Telecopy: (212) 572-8439

Attention:	Barry F. Schwartz
Executive Vice Chairman

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10025
Telecopy: (212) 403-2000

Attention:	Adam O. Emmerich, Esq.
Trevor S. Norwitz, Esq.

6.6 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely in such State. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (the “Court of Chancery”) for any Action arising out of or relating to this Agreement and the transactions contemplated hereby (“Litigation”). In the event that the Court of Chancery finds that it lacks subject matter jurisdiction over any Litigation and only in such event, the parties shall hereby and unconditionally consent to submit to the jurisdiction of any other court located in the State of Delaware for such Litigation. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Litigation, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 6.6, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that any Litigation in any such court is brought in an inconvenient forum, that the venue of such Litigation is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each of the parties agrees that it shall not bring, file, or sponsor any Litigation in any court other than the Court of Chancery (or, if subject matter jurisdiction is found not to exist in the Court of Chancery, any other court in the State of Delaware).

(b) Notwithstanding the foregoing, nothing in this Agreement shall be deemed consent by any party to jurisdiction in any litigation initiated, or service of process, by any person who is not a party hereto.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.7 No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 6.7 shall be null and void.

6.8 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6.9 Interpretation.

(a) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision. The term “or” is not exclusive unless the context clearly requires otherwise. A reference in this

Agreement to any statute shall be to such statute as amended from time to time, and to the rules and regulations promulgated thereunder. A reference in this Agreement to a section, paragraph or clause not attributed to a particular document shall be a reference to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(b) This Agreement and any documents or instruments delivered pursuant hereto or in connection herewith shall be construed without regard to the identity of the person who drafted the various provisions of the same. Each and every provision of this Agreement and such other documents and instruments shall be construed as though all of the parties participated equally in the drafting of the same. Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.

6.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the major economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

[REST OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

REVLON, INC.

By:	/s/ Robert K. Kretzman
Name: Robert K. Kretzman, Esq.
Title: Executive Vice President, Human Resources,
Chief Legal Officer and General Counsel

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

[SIGNATURE PAGE TO CONTRIBUTION AND STOCKHOLDERS AGREEMENT]

Exhibit A

See Annex A to the Offer to Exchange.

Exhibit B

See Annex C to the Offer to Exchange

Exhibit C

See Exhibits (d)(4) and (d)(5) to the Tender Offer Statement and Schedule 13E-3 Transaction Statement filed by Revlon, Inc. on August 10, 2009 with the Securities and Exchange Commission.

ANNEX C

AMENDMENT NO. 2
TO THE
SENIOR SUBORDINATED TERM LOAN AGREEMENT

AMENDMENT NO.  2, dated as of August 9, 2009 (this “Amendment”), to the SENIOR SUBORDINATED TERM LOAN AGREEMENT, dated as of January 30, 2008 (as amended by Amendment No. 1 thereto, dated November 14, 2008, and as it may be further amended, supplemented or otherwise modified from time to time, the “Agreement”), between REVLON CONSUMER PRODUCTS CORPORATION (the “Borrower”) and MACANDREWS & FORBES HOLDINGS INC. (the “Lender”).

WHEREAS, the Borrower and the Lender desire to amend the Agreement to extend the Maturity Date and change the interest rate applicable to the unpaid principal amount of the Loan, and make certain other amendments set forth herein.

NOW, THEREFORE, in consideration of the premises and the agreements herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower hereby agrees with the Lender as follows:

1. Definitions. All terms used herein which are defined in the Agreement and not otherwise defined herein are used herein as defined therein.

2. Amendments. Effective as of the Effective Date (as defined below) and subject to the terms and conditions set forth herein, the Agreement is hereby amended as follows:

(a) Section 1.1 of the Agreement is hereby amended by inserting the following definitions among the existing definitions set forth in such section in alphabetical order:

“Revlon” means, Revlon, Inc., a Delaware corporation.

“Second Amendment Effective Date” means the date of consummation of the exchange offer (the “Exchange Offer”) by Revlon to be filed with the U.S. Securities and Exchange Commission on Schedule TO on August 10, 2009 (as amended from time to time).

“Series A Preferred Stock” means the Series A Preferred Stock of Revlon, par value $0.01 per share.

(b) Section 1.1 of the Agreement is hereby amended by amending and restating the definitions of “Interest Payment Date” and “Maturity Date” in their entirety as follows:

“Interest Payment Date” means every three month anniversary of the Second Amendment Effective Date.

“Maturity Date” means the fourth anniversary of the Second Amendment Effective Date.

(c) Section 3.1 is hereby deleted in its entirety and replaced with the following:

3.1 Optional Prepayments. Except as set forth in Section 3.5, the Borrower may prepay the Loan, in whole or in part (together with accrued and unpaid interest thereon), at any time without premium or penalty, upon one Business Day’s notice to the Lender.

(d) Section 3.2 is hereby deleted in its entirety and replaced with the following:

3.2 Mandatory Prepayments. Except as set forth in Section 3.5, the Borrower shall make mandatory prepayments of the Loan to the extent required by Section 6.1(c)(xiv) or 6.2 hereof. To the extent that the provisions of Section 3.5 require the delay of any mandatory prepayment otherwise required under this Agreement, the amount so required to be prepaid shall be due and payable on the date that all shares of Series A Preferred Stock have been or are being concurrently redeemed and all payments thereon are paid or are concurrently being paid in full.

(e) Paragraph (a) of Section 3.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

(a) The Loan shall bear interest on the unpaid principal amount thereof at a rate per annum equal to 12.75%.

(f) Paragraph (c) of Section 3.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

(c) Interest accrued from time to time shall be payable in arrears in cash on each Interest Payment Date; provided, however, that any accrued and unpaid interest as of the Second Amendment Effective Date shall be paid immediately prior to the Second Amendment Effective Date. Any accrued and unpaid interest on the Loan shall be payable in full in cash on the Maturity Date.

(g) A new Section 3.5 is hereby inserted immediately following Section 3.4 as follows:

3.5 No Repayment of the Loan Prior to Redemption of the Series A Preferred Stock. Notwithstanding any other provision contained herein, including, without limitation, Section 6.1(c)(xiv) and Section 6.2, no portion of the principal amount of the Loan outstanding on the Second Amendment Effective Date will be repaid prior to the Maturity Date unless and until all shares of Series A Preferred Stock have been or are being concurrently redeemed and all payments due thereon are paid in full or are concurrently being paid in full.

(h) Section 9.6 of the Agreement is hereby amended by amending and restating the sixth sentence thereof as follows:

The Lender may also assign its rights and obligations under this Agreement to any party that executes an instrument of assignment and assumption pursuant to which it agrees to be bound by the terms of this Agreement; provided, however, that (a) all decisions to exercise or refrain from exercising any powers or rights the Lender may have in respect of this Agreement (including the right to declare a Default or Event of Default and to enforce the obligations of the Borrower hereunder) and to approve any amendments, waivers or other modifications of any payment or other provision of this Agreement shall be made solely by the holders of a majority of the outstanding principal amount of the Loan at the time such decision is made (provided that if after the consummation of the Exchange Offer, Revlon or its Subsidiaries owns a majority of the outstanding principal amount of the Loan, the consent of the holders of a majority of the outstanding principal amount of the Loan not held by Revlon or its Subsidiaries at the time such decision is made shall also be required) and (b) the administration of the Loan and this Agreement with respect to outstanding principal amount of the Loan not held by Revlon or its Subsidiaries, including receipt of all payments and notices as agent for further distribution to all holders of any outstanding principal amount of the Loan, shall be handled by MacAndrews & Forbes Holdings Inc.

3. Condition to Effectiveness.

(a) Effective Date. This Amendment shall become effective upon the consummation of the exchange offer by Revlon, Inc. (“Revlon”), on the terms and subject to the conditions set forth in the Schedule TO (as amended from time to time) to be filed by Revlon (the “Exchange Offer”) and the execution and delivery by Revlon of an instrument of assignment and assumption pursuant to which it agrees to be bound by the terms of this Agreement. If the Contribution and Stockholder Agreement, executed as of the date hereof, by and between Revlon and the Lender, is terminated prior to the consummation of the Exchange Offer, then this Amendment shall not become effective, and the Agreement shall continue to be in full force and effect under all of the terms and conditions of the Agreement without giving effect to this Amendment.

(b) Representations and Warranties. Each of the representations and warranties made by the Borrower in Section 4 of the Agreement shall be true and correct in all material respects on and as of the Second Amendment Effective Date as if made on and as of such date, both before and after giving effect to the Amendment.

(c) No Event of Default. No Event of Default hereunder or under the Bank Credit Agreements or the 9 1/2% Note Indenture (as such events of default are defined in each such debt instrument) shall have occurred and be continuing on the Second Amendment Effective Date, both before and after giving effect to the Amendment.

4. Continued Effectiveness of the Agreement. Except as otherwise expressly provided herein, the Agreement is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that on and after the date hereof all references in the Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Agreement shall mean the Agreement as amended by this Amendment. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Lender under the Agreement.

5. Counterparts. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts (including by facsimile transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

6. Headings. Section headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

7. Governing Laws. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[REST OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

REVLON CONSUMER PRODUCTS CORPORATION

By:	/s/ Robert K. Kretzman
Name: Robert K. Kretzman, Esq.
Title: Executive Vice President, Human Resources,
Chief Legal Officer and General Counsel

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

[SIGNATURE PAGE TO SUBORDINATED TERM LOAN AMENDMENT]

ANNEX D

INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND THE
EXECUTIVE OFFICERS OF REVLON

The following table sets forth each of the directors and executive officers of the Company as of the date hereof and their respective current positions with the Company as of the date hereof:

Name	Position

Ronald O. Perelman	Chairman of the Board of Directors
Alan S. Bernikow	Director
Paul J. Bohan	Director
Alan T. Ennis	President and Chief Executive Officer and Director
Meyer Feldberg	Director
Ann D. Jordan	Director
David L. Kennedy	Vice Chairman and Director
Debra L. Lee	Director
Tamara Mellon	Director
Barry F. Schwartz	Director
Kathi P. Seifert	Director
Robert K. Kretzman	Executive Vice President, Human Resources, Chief Legal Officer, General Counsel
Steven Berns	Executive Vice President, Chief Financial Officer and Treasurer
Chris Elshaw	Executive Vice President and Chief Operating Officer

The following sets forth the age (as of December 31, 2008), positions held with the Company and selected biographical information for the directors and executive officers of the Company:

Mr. Perelman (65) has been Chairman of the Board of Directors of Revlon and of RCPC since June 1998 and a Director of Revlon and of RCPC since their respective formations in 1992. Mr. Perelman has been Chairman of the Board and Chief Executive Officer of MacAndrews & Forbes Holdings Inc., a diversified holding company, and certain of its affiliates since 1980. Mr. Perelman has served as Chairman of the Board of Directors of M&F Worldwide Corp., a holding company that owns and manages various operating businesses, since 2007, and as a Director of M&F Worldwide Corp. since 1995. Mr. Perelman serves on the Boards of Directors of the following companies which are required to file reports under the Exchange Act: Scientific Games Corporation and M&F Worldwide Corp.

Mr. Bernikow (68) has been a Director of Revlon and of RCPC since September 2003. Mr. Bernikow has served as Senior Advisor of Barington Capital Group, L.P. since November 2006. From 1998 until his retirement in May 2003, Mr. Bernikow served as the Deputy Chief Executive Officer of Deloitte & Touche LLP (“D&T”). Prior to that, Mr. Bernikow held various senior executive positions at D&T and various of its predecessor companies, which he joined in 1977. Previously, Mr. Bernikow was the National Administrative Partner in Charge for the accounting firm, J.K. Lasser & Company, which he joined in 1966. Mr. Bernikow also serves as a Director and as a member of the audit committee of Casual Male Retail Group, Inc and as a Director and Chairman of the audit committee of Mack-Cali Realty Corporation, each of which is required to file reports pursuant to the Exchange Act. Mr. Bernikow is also a Director or Trustee and serves as Chairman of the audit committees of certain funds for which UBS Global Asset Management (US) Inc., a wholly-owned subsidiary of UBS AG, or one of its affiliates, serves as investment advisor, sub-advisor or manager. Mr. Bernikow serves as Chairman of Revlon’s Audit Committee and Chairman of Revlon’s Compensation and Stock Plan Committee.

Mr. Bohan (63) has been a Director of Revlon since March 2004 and a Director of RCPC since June 2008. Prior to his retirement in February 2001, Mr. Bohan was a Managing Director of the high-yield bond sales group of Salomon Smith Barney, having joined Salomon Smith Barney in 1980. Mr. Bohan is a director of Haynes International, Inc., which files reports pursuant to the Exchange Act. Mr. Bohan also serves as a member of the Board of Directors of Arena Brands, Inc., which is a privately-held company, and as a member of the Board of Directors and audit committee of The New York Police & Fire Widows’ & Children’s Benefit Fund. Mr. Bohan serves as a member of Revlon’s Audit Committee and Nominating and Corporate Governance Committee.

Mr. Ennis (38) has served as President and Chief Executive Officer of Revlon and RCPC since May 2009 and as a Director of Revlon and RCPC since March 2009. From March 2009 to May 2009, Mr. Ennis served as Revlon’s and RCPC’s President, Revlon International. Mr. Ennis also has served as Revlon’s and RCPC’s Executive Vice President and Chief Financial Officer since November 2006 and as Treasurer since June 2008. From September 2006 to March 2007, Mr. Ennis served as Corporate Controller and Chief Accounting Officer of Revlon and RCPC. From March 2005 to September 2006, Mr. Ennis served as the Company’s Senior Vice President, Internal Audit. From 1997 through 2005, Mr. Ennis held several senior financial positions with Ingersoll-Rand Company Limited, a NYSE-listed company, where his duties included regional responsibility for Internal Audit in Europe and global responsibility for financial planning and analysis. Mr. Ennis began his career in 1991 with Arthur Andersen in Ireland. Mr. Ennis is a Chartered Accountant and member of the Institute of Chartered Accountants in Ireland. Mr. Ennis has a Bachelor of Commerce Degree from University College, Dublin, Ireland, and a Master of Business Administration Degree from New York University, New York, NY.

Professor Feldberg (66) has been a Director of Revlon since February 1997. Professor Feldberg has been a Senior Advisor with Morgan Stanley since March 2005 and has been the Dean Emeritus and the Professor of Leadership and Ethics at Columbia Business School, New York City, since July 2004. He was the Dean of Columbia Business School from July 1989 through June 2004. Since 2007, Professor Feldberg has served as the President of NYC Global Partners, an office in the New York City Mayor’s office that manages the relationships between New York City and other global cities around the world. Professor Feldberg is also a Director of the following companies which are required to file reports pursuant to the Exchange Act: Macy’s, Inc., PRIMEDIA Inc. and Sappi Limited. In addition, Professor Feldberg is a Director or Trustee of certain funds for which UBS Global Asset Management (US) Inc., a wholly-owned subsidiary of UBS AG, or one of its affiliates serves as investment advisor, sub-advisor or manager, and a director of certain funds for which UBS Financial Services Inc. or one of its affiliates serves as investment advisor, administrator or manager. Professor Feldberg serves as Chairman of Revlon’s Nominating and Corporate Governance Committee and as a member of Revlon’s Audit Committee. Professor Feldberg is also a member of the audit committee of PRIMEDIA Inc.

Ms. Jordan (74) has been a Director of Revlon since March 2009. Ms. Jordan acts as a private consultant on various civic matters, drawing from her past experience as a cultural and educational leader, and also serves as a director, trustee or member for a number of civic, public and private organizations. She serves as a director of Catalyst Inc., a non-profit, membership organization for women’s business initiatives, and as an honorary trustee of the University of Chicago and The Brookings Institution, a non-profit, public policy organization based in Washington, D.C. She also currently serves as a director, trustee or member of the following organizations: The National Symphony Orchestra (Chairman); Memorial Sloan-Kettering Cancer Center (Trustee); the National Museum of African American History and Culture (Member); and WETA, the Washington, D.C. public broadcasting station (Member). From 1970 to 1987, Ms. Jordan’s professional career was spent in the areas of social work and education, including serving as a Director of the Department of Social Services for Chicago Lying-In Hospital at the University of Chicago Hospital Medical Center and also as Field Work Assistant Professor at the University of Chicago School of Social Service Administration. Ms. Jordan has formerly served as a Director on the Boards of several public companies, including: Johnson & Johnson (from 1981 to 2007); Citigroup, Inc. or its predecessors (from 1989 to 2007); Automatic Data Processing, Inc. (from 1993 to 2007); and Allied Security Services, LLC (from 2007 to 2008).

Mr. Kennedy (62) has served as Vice Chairman of Revlon and RCPC since May 2009 and as a Director of Revlon and RCPC since September 2006. From September 2006 to May 2009, Mr. Kennedy served as President and Chief Executive Officer of Revlon and of RCPC. From March 2006 until September 2006, Mr. Kennedy served as Executive Vice President, Chief Financial Officer and Treasurer of Revlon and RCPC. Mr. Kennedy served as

Executive Vice President and President of the Company’s international operations from June 2002 until March 2006. From 1998 until 2001, Mr. Kennedy was Managing Director (CEO) and a member of the Board of Directors of Coca-Cola Amatil Limited, a publicly-traded company headquartered in Sydney, Australia and listed on the Sydney Stock Exchange. From 1992 to 1997, Mr. Kennedy served as General Manager of the Coca-Cola USA Fountain Division, a unit of The Coca-Cola Company, which he joined in 1980.

Ms. Lee (54) has been a Director of Revlon since January 2006. Ms. Lee is Chairman and Chief Executive Officer of BET Holdings LLC (“BET”), a subsidiary of Viacom Inc., a global media and entertainment company. Ms. Lee’s career at BET began in 1986 as Vice President and General Counsel. In 1992, she was named Executive Vice President of Legal Affairs and Publisher of BET’s magazine division, while continuing to serve as BET’s General Counsel. In 1995, Ms. Lee assumed responsibility for BET’s strategic business development and was named President and Chief Operating Officer in 1996. Prior to joining BET, Ms. Lee was an attorney with the Washington, D.C.-based law firm of Steptoe & Johnson. Ms. Lee serves on the Boards of Directors of the following companies which are required to file reports under the Exchange Act: Eastman Kodak Company, Marriott International, Inc. and WGL Holdings, Inc. Ms. Lee serves as a member of Revlon’s Nominating and Corporate Governance Committee.

Ms. Mellon (41) has been a Director of Revlon since August 2008. Ms. Mellon is the President and Founder of J. Choo Limited (“Jimmy Choo”), a leading manufacturer and international retailer of glamorous, ready-to-wear women’s shoes and accessories based in London, England. Ms. Mellon has served in a senior executive capacity with Jimmy Choo since its inception in 1996. Prior to that, Ms. Mellon served as accessories editor for British Vogue magazine, since 1990, and previously held positions at Mirabella magazine and Phyllis Walters Public Relations. Ms. Mellon also serves on the Board of Directors and on the Creative Advisory Board of The H Company Holdings, LLC, a privately held holding company which owns and manages the Halston fashion design company.

Mr. Schwartz (59) has been a Director of Revlon since November 2007 and a Director of RCPC since March 2004. Mr. Schwartz has served as Executive Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Holdings Inc., a diversified holding company, since October 2007, and as Chief Executive Officer of M&F Worldwide Corp., a holding company that owns and manages various operating businesses, since January 2008. Prior to that, Mr. Schwartz was M&F Worldwide Corp.’s Acting Chief Executive Officer and General Counsel since September 2007 and its Executive Vice President and General Counsel since 1996. Mr. Schwartz served as Senior Vice President of MacAndrews & Forbes Holdings Inc. from 1989 to 1993 and as Executive Vice President and General Counsel of that company and various of its affiliates from 1993 to 2007. Mr. Schwartz serves on the Boards of Directors of the following companies which are required to file reports under the Exchange Act: Harland Clarke Holdings Corp., Scientific Games Corporation and M&F Worldwide Corp. Mr. Schwartz is also a Member of the Board of Trustees of Kenyon College. In addition, Mr. Schwartz serves as a Trustee of the Association of Governing Boards of Universities and Colleges, and is a Member of the Board of Visitors of the Georgetown University Law Center. Mr. Schwartz serves as a member of Revlon’s Compensation and Stock Plan Committee.

Ms. Seifert (59) has been a Director of Revlon since January 2006. Ms. Seifert has been Chairperson of Katapult, LLC, a business consulting company, since July 2004. Ms. Seifert served as Corporate Executive Vice President — Personal Care of Kimberly-Clark Corporation (“Kimberly-Clark”) from 1999 until her retirement in June 2004. Ms. Seifert joined Kimberly-Clark, a global health and hygiene company, in 1978 and, prior to her retirement, served in several marketing and management positions in connection with Kimberly-Clark’s domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at The Procter & Gamble Company, Beatrice Foods, Inc. and Fort Howard Paper Company. Ms. Seifert serves on the Boards of Directors of the following companies which are required to file reports pursuant to the Exchange Act: Supervalu Inc. (“Supervalu”), Eli Lilly & Company (“Eli Lilly”), Appleton Papers Inc., Paperweight Development Corp. and Lexmark International, Inc. Ms. Seifert serves as a member of Revlon’s Audit Committee and as a member of the audit committee of each of Supervalu and Eli Lilly.

Mr. Kretzman (57) has served as Executive Vice President, Chief Legal Officer, General Counsel and Secretary of Revlon and of RCPC since December 2003 and also as Executive Vice President, Human Resources of Revlon and of RCPC since October 2006. Mr. Kretzman served as Senior Vice President, General Counsel and Secretary of Revlon and of RCPC from January 2000 until December 2003. Prior to becoming General Counsel, Mr. Kretzman served as Senior Vice President, Deputy General Counsel and Secretary from March 1998 to January 2000, as Vice President, Deputy General Counsel and Secretary from January 1997 to March 1998, and as Vice President and Secretary from September 1992 to January 1997. Mr. Kretzman joined the Company in 1988 as Senior Counsel responsible for mergers and acquisitions. Mr. Kretzman has also served as the Company’s Chief Compliance Officer since January 2000.

Mr. Berns (44) has served since May 2009 as Executive Vice President, Chief Financial Officer and Treasurer of Revlon and RCPC. From November 2007 to May 2009, Mr. Berns served as Chief Financial Officer of Tradeweb LLC. From 2004 to 2007, Mr. Berns held several senior executive management positions with MDC Partners Inc., a NASDAQ-listed company, including President, Chief Financial Officer and Director from November 2005 until July 2007, and Vice Chairman and Executive Vice President from September 2004 to November 2005. From August 1999 to September 2004, Mr. Berns served as Senior Vice President and Treasurer for The Interpublic Group of Companies, Inc., a NYSE-listed company. From 1992 to 1999, Mr. Berns held a variety of positions in finance at Revlon, including Senior Vice President and Treasurer since 1996. Mr. Berns has also served since April 2002 as a director of LivePerson, Inc., a NASDAQ-listed company, and serves as a member of its audit committee and nominating and corporate governance committee and as chairman of its compensation committee. Mr. Berns is a Certified Public Accountant.

Mr. Elshaw (48) has served since May 2009 as Executive Vice President and Chief Operating Officer of Revlon and RCPC and oversees the Company’s U.S. Region and its international regions, including Asia Pacific, Latin America and Europe. From October 2007 to May 2009, Mr. Elshaw served as the Company’s Executive Vice President and General Manager, U.S. Region. From July 2002 until September 2007, Mr. Elshaw held several leadership roles within Revlon International, including Senior Vice President and Managing Director, Europe, Middle East and Canada; Managing Director of Europe and the Middle East; and General Manager of the U.K., Ireland and European Distributor Markets. Prior to joining the Company, Mr. Elshaw held several senior management positions at Clairol from 1996 until 2002, including serving as General Manager of the U.K. and Ireland units from 2000 until 2002. From 1983 to 1995, Mr. Elshaw served in various European marketing and sales positions at Alberto Culver.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Revlon, Inc., 237 Park Avenue, New York, New York 10017, telephone number: 212-527-4000

ANNEX E

SECTION 262 OF THE GENERAL COMMERCIAL LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13.

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